IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION


RECD S.E.C.
JUN 2 7 2003
1086

SECURITIES AND EXCHANGE COMMISSION


03025654

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Flatbush Federal Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001243496
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-________
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Brooklyn, New York on this 27th day of June, 2003.

FLATBUSH FEDERAL BANCORP, INC.

By: /s/ Anthony J. Monteverdi
Anthony J. Monteverdi
Chairman of the Board, President and Chief Executive Officer

PRO FORMA VALUATION REPORT
MUTUAL HOLDING COMPANY
STOCK OFFERING

FLATBUSH FEDERAL SAVINGS & LOAN
ASSOCIATION OF BROOKLYN
Brooklyn, New York

Dated As Of:
June 13, 2003

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210

Arlington, Virginia 22209

RP FINANCIAL, LC.
Financial Services Industry Consultants

June 13, 2003

Board of Directors
Flatbush Federal Saving and Loan Association
of Brooklyn
2146 Nostrand Avenue
Brooklyn, New York 11210

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be offered in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Reorganization

The Board of Directors of Flatbush Federal Savings & Loan Association of Brooklyn ("Flatbush Federal" or the "Association") has adopted a plan of reorganization pursuant to which Flatbush Federal will reorganize into a mutual holding company structure. As part of the reorganization, Flatbush Federal will become a wholly-owned subsidiary of Flatbush Federal Bancorp, Inc. ("Flatbush Bancorp" or the "Company"), a federal corporation, and Flatbush Bancorp will issue a majority of its common stock to Flatbush Federal Bancorp, MHC (the "MHC") a federally-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a subscription offering to the Association's Eligible Account Holders, Tax-Qualified Employee Plans including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering. The total shares offered for sale to the public will constitute a minority interest of the Company's stock (49% or less).

The aggregate amount of stock sold by the Company cannot exceed the appraised value of the Association. Immediately following the offering, the primary assets of the Company will be the capital stock of the Association and the net offering proceeds remaining after contributing proceeds to the Association in exchange for 100% of the capital stock of the Association. The Company will contribute at least 50% of the net offering proceeds in exchange for the

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

Association's capital stock. The remaining net offering proceeds, retained at the Company, will be used to fund a loan to the ESOP and as general working capital.

RP Financial, LC.

RP Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal and assisting in the preparation of the post-conversion business plan, we are independent of the Association and the other parties engaged by Flatbush Federal to assist in the corporate reorganization and stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Association's, the Company's and MHC's regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Association that has included a review of its audited financial information for years ended December 31, 1998 through December 31, 2002, various unaudited information and internal financial reports through March 31, 2003 and due diligence related discussions with the Association's management; Radics & Co., LLC, the Association's independent auditor; Luse Gorman Pomerenk & Schick, P.C., the Association's counsel in connection with the reorganization and stock offering; and Sandler O'Neill & Partners, L.P., the Association's financial and marketing advisor in connection with the Company's stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which the Association operates and have assessed the Association's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on the Association and the industry as a whole. We have analyzed the potential effects of the minority stock offering on the Association's operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the economy in the Association's primary market area and have compared the Association's financial performance and condition with publicly-traded thrifts in mutual holding company form, as well as all publicly-traded thrifts. We have reviewed market conditions for stocks in general and market conditions for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts. We have considered the market for the stocks of all publicly-traded mutual holding companies. We have also considered the expected market for the Association's public shares. We have excluded from such analyses thrifts subject to announced or rumored acquisition, mutual holding company institutions that have announced their intent to pursue second step conversions, and/or those institutions that exhibit other unusual characteristics.

Our Appraisal is based on the Association's representation that the information contained in the regulatory applications and additional information furnished to us by the Association, its independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Association, its independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of the Association. The valuation considers the Association only as a going concern and should not be considered as an indication of the Association's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Association, the MHC and the Company and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Association's value alone. It is our understanding that there are no current plans for pursuing a second step conversion or for selling control of the Company or the Association following the offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

Pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of June 13, 2003, the estimated aggregate pro forma market value of the shares to be issued immediately following the offering, both shares issued publicly as well as to the MHC, was $14,000,000 at the midpoint, equal to 1,750,000 shares issued at a per share value of $8.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $11.9 million and a maximum value of $16.1 million. Based on the $8.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 1,487,500 shares at the minimum of the valuation range and 2,012,500 total shares outstanding at the maximum of the valuation range. In the event that the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $18.515 million without a resolicitation. Based on the $8.00 per share offering price, the supermaximum value would result in total shares outstanding of 2,314,375. The Board of Directors has established a public offering range such that the public ownership of the Company will constitute a 47.0% ownership interest of the Company. Accordingly, the offering range to the public of the minority stock will be $5.593 million at the minimum, $6.580

million at the midpoint, $7.567 million at the maximum and $8.702 million at the top of the super range.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of Flatbush Federal as of March 31, 2003, the date of the financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Association's financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,
RP FINANCIAL, LC.



William E. Pommerening
Chief Executive Officer



Gregory E. Dunn
Senior Vice President

TABLE OF CONTENTS
FLATBUSH FEDERAL SAVINGS & LOAN ASSOCIATION OF BROOKLYN
Brooklyn, New York

TABLE OF CONTENTS
FLATBUSH FEDERAL SAVINGS & LOAN ASSOCIATION OF BROOKLYN
Brooklyn, New York
(continued)

LIST OF TABLES
FLATBUSH FEDERAL SAVINGS & LOAN ASSOCIATION OF BROOKLYN
Brooklyn, New York

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Flatbush Federal Savings & Loan Association of Brooklyn ("Flatbush Federal" or the "Association"), organized in 1873, is a federally-chartered savings and loan association headquartered in Brooklyn, New York. In addition to the main office, the Association maintains two branch offices in Brooklyn. A map of the Association's office locations is provided in Exhibit I-1. Flatbush Federal is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). At March 31, 2003, Flatbush Federal had $140.1 million in assets, $129.6 million in deposits and total equity of $8.4 million or 6.0% of total assets.

Plan of Reorganization

On May 28, 2003, the Board of Directors of the Association adopted a plan to reorganize from the mutual form of organization to the mutual holding company form of organization. As part of the reorganization, Flatbush Federal will become a wholly-owned subsidiary of Flatbush Federal Bancorp, Inc. ("Flatbush Bancorp" or the "Company"), a to be formed federal corporation. Flatbush Bancorp will issue a majority of its common stock to Flatbush Federal Bancorp, MHC (the "MHC") and sell a minority of its common stock to the public. Concurrent with the reorganization, the Company will retain approximately $1.5 million of the net stock proceeds. Immediately after consummation of the reorganization, it is not anticipated that the MHC or the Company will engage in any business activity other than ownership of their respective subsidiaries and investment of stock proceeds that are retained by the Company.

The MHC will own a controlling interest in the Company of at least 51%, and the Company will be the sole subsidiary of the MHC. The Company will own 100% of the Association's outstanding stock, which will continue to operate as a federally-chartered savings and loan association. At the completion of the reorganization, the Association will change its name to Flatbush Federal Savings & Loan Association. The Company's initial activities will be ownership of its subsidiary, Flatbush Federal, investment of the net cash proceeds retained at the holding company level (initially in short-term investment securities) and extending a loan to the Association's newly-formed employee stock ownership plan ("ESOP"). Subsequent activities of the Company may include payment of regular or special dividends, acquisitions of other financial institutions, acquisitions of other financial service providers and/or stock repurchases.

Strategic Overview

Flatbush Federal is a community-oriented savings association, which has emphasized providing financial services that meet the borrowing and savings needs of its local customer base. Flatbush Federal maintains an operating strategy that is consistent with a traditional thrift operating strategy, in which 1-4 family residential mortgage loans and retail deposits constitute the principal components of the Association's assets and liabilities, respectively. Beyond 1-4 family permanent mortgage loans, the Association's lending diversification has been fairly limited consisting primarily of construction and commercial real estate loans. Pursuant to the Association's current strategic plan, Flatbush Federal plans to continue to emphasize origination of 1-4 family loans that will be supplemented with limited diversification into other types of mortgage and non-mortgage loans.

Investments serve as a supplement to the Association's lending activities and the investment portfolio is considered to be indicative of a low risk investment philosophy. The investment portfolio is comprised primarily of U.S. Government and agency securities, with the balance of the portfolio consisting of mortgage-backed securities and FHLB stock. Flatbush Federal also currently maintains a relatively high balance of cash and cash equivalents, as funds realized from pay down of the loan portfolio have been primarily redeployed into short-term liquid instruments.

Retail deposits have consistently served as the primary interest-bearing funding source for the Association. Deposit growth has generally been adequate enough to fund most of the Association's asset growth, with such growth consisting of a mixture of CDs and transaction and savings accounts. CDs account for the largest portion of the Association's deposit composition and growth of CDs has accounted for most of the Association's deposit growth in recent years.

The Association did not maintain any borrowings at March 31, 2003 and, in general, borrowings have not been utilized by the Association.

Flatbush Federal's earnings base is largely dependent upon net interest income and operating expense levels, reflecting the Association's implementation of a traditional thrift operating strategy. The Association has maintained a relatively healthy and stable net interest margin, which has been supported by maintenance of a relatively low cost of funds. However, since 2000, the Association has experienced some compression in the net interest margin as the decline in yield income has been more significant relative to funding costs. The more significant decline in yield income reflects the impact of a prolonged and significant decline in market interest rates and a decline in the concentration of loans comprising the Association's total assets. Operating expenses represent the other major component of the Association's earnings and generally have been maintained at a relatively high level for an institution with a traditional thrift operation. The Association's relatively high operating expense can be in part attributed to its New York City location, where that cost of conducting business is relatively high in comparison to more suburban and rural markets. Flatbush Federal's high level of operating expenses relative to asset size also reflects a limited capacity to leverage operating expenses through asset growth, due to its relatively low capital position. The increase capital that will result from the infusion of stock proceeds is expected to facilitate some leveraging of the operating expense ratio, as the Association's stronger pro forma capital position will support more aggressive growth of the asset base.

The post-conversion business plan of the Association is expected to continue to focus on the products and services that have been traditionally offered by the Association, as well as introduction of new products and services that will serve to enhance Flatbush Federal's competitive position as a full service bank. Such products and services include debit and credit cards and offering electronic banking through the Internet.

The Association's Board of Directors has elected to convert to the stock form of ownership to improve the competitive position of Flatbush Federal. The capital realized from the minority stock offering will increase the operating flexibility and overall financial strength of Flatbush Federal, as well as support expansion of the Association's strategic focus of providing competitive community banking services in its local market area. The additional capital realized from stock proceeds will serve to strengthen the Association's capital position, which will facilitate leveraging of operating expenses through balance sheet growth. Flatbush Federal's higher capital position will also reduce interest rate risk through enhancing the Association's interest-earning-assets-to-interest-bearing-liabilities ("IEA/IBL") ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits in meeting the Association's future funding needs, which may facilitate a reduction in Flatbush Federal's funding costs. Additionally, Flatbush Federal's higher equity-to-assets ratio will also better position the Association to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through establishing or acquiring a branch that complements the Association's existing branch network. At this time, the Association has no specific plans for expansion other than internal growth. The projected use of proceeds are highlighted below.

- MHC. The Association intends to capitalize the MHC with $100,000 of cash. The primary activity of the MHC will be ownership of the majority interest in the Association. The MHC funds will be held in low risk liquid instruments.
- Flatbush Bancorp. The Company is expected to retain $1.5 million of the net offering proceeds. At present, funds retained by the Company are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Association, repurchases of common stock, and the payment of regular and/or special cash dividends.
- Flatbush Federal. Net proceeds, less the $1.5 million of proceeds retained by the Company, will be infused into the Association in exchange for all of the Association's newly issued stock. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Association are anticipated to become part of general operating funds, pending deployment into loans and investment securities.

Overall, it is the Association's objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Flatbush Federal's operations.

Balance Sheet Trends

Table 1.1 shows the Association's historical balance sheet data for the past five years and at March 31, 2003. From December 31, 1998 through March 31, 2003, Flatbush Federal exhibited average annual asset growth of 2.7%, with the strongest growth occurring in 2002.

Table 1.1
Flatbush Federal Savings & Loan Association
Historical Balance Sheets
(Amount and Percent of Assets)(1)

	At Fiscal Year End December 31,										At March 31,		Annual Growth Rate
	1998		1999		2000		2001		2002		2003		
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Pct (%)
Total Amount of:													
Assets	$124,835	100.0%	$124,649	100.0%	$121,266	100.0%	$130,589	100.0%	$141,474	100.0%	$140,073	100.0%	2.7%
Cash and cash equivalents	10,355	8.3%	8,079	6.5%	3,926	3.2%	18,573	14.2%	12,230	8.6%	22,397	16.0%	19.9%
Investment securities	9,936	8.0%	5,919	4.7%	3,931	3.2%	5,433	4.2%	33,855	23.9%	25,803	18.4%	25.2%
Mortgage-backed securities	5,247	4.2%	2,193	1.8%	2,803	2.3%	2,812	2.2%	2,202	1.6%	1,850	1.3%	-21.8%
Loans receivable, net	95,783	76.7%	104,720	84.0%	106,987	88.2%	100,173	76.7%	90,276	63.8%	86,765	61.9%	-2.3%
FHLB stock	903	0.7%	942	0.8%	1,032	0.9%	1,060	0.8%	975	0.7%	975	0.7%	1.8%
Deposits	116,187	93.1%	115,690	92.8%	111,477	91.9%	120,839	92.5%	131,338	92.8%	129,627	92.5%	2.6%
Total equity	7,707	6.2%	7,971	6.4%	8,313	6.9%	8,274	6.3%	8,371	5.9%	8,389	6.0%	2.0%
Banking Offices	3		3		3		3		3		3		

(1) Ratios are as a percent of ending assets.

Sources: Flatbush Federal's prospectus, audited financial statements and RP Financial calculations.

General trends in the Association's interest-earning asset composition reflect that the loans receivable balance peaked at year end 2000 as loans receivable equaled 88.2% of total assets, with the subsequent decline in loans being offset by growth of cash and investments. The decline in the loans receivable balance has been the result of the pay down of the 1-4 family portfolio, reflecting the impact of accelerated repayments of 1-4 family loans caused by borrowers refinancing into lower rate loans. Overall, loans receivable declined from 76.7% of assets at year end 1998 to 61.9% of assets at March 31, 2003, while cash and investments, including mortgage-backed securities, increased from 20.2% of assets at year end 1998 to 35.7% of assets at March 31, 2003. Asset growth has been largely funded through growth of retail deposits. A summary of Flatbush Federal's key operating ratios for the past two and one-quarter years are presented in Exhibit I-3.

As the result of loan portfolio shrinkage recorded since 2000, Flatbush Federal's loans receivable balance reflected an annualized rate of decline of 2.3% from year end of 1998 through March 31, 2003. Flatbush Federal's historical emphasis on 1-4 family lending is reflected in its loan portfolio composition, as 85.8% of total loans receivable consisted of 1-4 family mortgage loans at March 31, 2003, a slight decline from the 88.0% ratio maintained at December 31, 2001. The decline in the 1-4 family ratio has been largely due to a decline in the balance of 1-4 family loans outstanding, as opposed to growth of other types of loans. Commercial real estate/multi-family loans represent the most significant area of lending diversification for the Association, with such loans equaling 7.9% and 7.7% of total loans outstanding at December 31, 2001 and March 31, 2003, respectively. Construction lending has been the most significant of loan growth for the Association in recent years, which has served to increase the percent of construction loans comprising total loans receivable from 2.9% at December 31, 2001 to 5.1% at March 31, 2003. The Association's diversification into non-mortgage types of lending has been limited and there has been little change in the outstanding balance of those loans since year end 2001.

The intent of the Association's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Flatbush Federal's overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding company level will be primarily invested into investments with short-term maturities. Over the past five and one-quarter years, the Association's level of cash and investment securities (inclusive of mortgage-backed securities and FHLB stock) ranged from a low of 9.6% of assets at year end 2000 to a high of 36.4% of assets at March 31, 2003. The $25.8 million balance of investment securities shown in Table 1.1 at March 31, 2003 consisted entirely of U.S. Government and agency securities, of which approximately 70% had maturities of less than one year. The remaining 30% of the portfolio had indicated maturities of five-to-ten years at March 31, 2003. Mortgage-backed securities have been a declining area of investment for the Association, with the portfolio totaling $1.9 million or 1.3% of assets at March 31, 2003. The mortgage-backed securities portfolio consists of a fairly even mix of fixed rate and adjustable rate mortgage-pass-through certificates that are guaranteed or insured by a federal agency. Other investments held by the Association at March 31, 2003 were limited to FHLB stock ($975,000) and cash equivalents in the form of interest-earning deposits ($4.1 million), federal funds sold ($6.3 million) and a FHLB term deposit ($10.0 million). The entire investment portfolio is maintained as held to maturity and at March 31, 2003 the carrying value of the Association's investments was $151,000 below market value. Exhibit I-4 provides historical detail of the Bank's investment portfolio.

Over the past five and one-quarter years, Flatbush Federal's funding needs have been substantially met through retail deposits, internal cash flows and retained earnings. From year end 1998 through March 31, 2003, the Association's deposits increased at an annualized rate of 2.6%. Deposit growth in 2001 and 2002 accounted for all of the Association's deposit growth during the past five and one-quarter years, as deposits declined in 1999, 2000 and in the first quarter of 2003. The level of deposits funding assets has been maintained at slightly above 90% throughout the past five and one-quarter years and at March 31, 2003 deposits equaled 92.5% of assets. CDs comprise the largest portion of the Association's deposits, equaling 57.6% of total deposits at March 31, 2003. Transaction and savings accounts equaled 42.4% of deposits at March 31, 2003, of which 90% consisted of savings and money market accounts.

From year end 1998 through March 31, 2003, the Association's capital increased at an annualized rate of 2.0% as retained earnings during the period were somewhat offset by a reduction in capital attributable to a minimum pension liability adjustment to reflect the under funded status of the Association's pension plan. At March 31, 2003, the minimum pension liability adjustment reduced capital by $401,000 compared to no adjustment at year end 1998.

Asset growth slightly outpaced the Association's capital growth rate, as Flatbush Federal's equity-to-assets ratio declined from 6.2% at year end 1998 to 6.0% at March 31, 2003. All of the Association's capital is tangible capital and the Association was considered to be "well capitalized" at March 31, 2003 under the regulatory capital adequacy guidelines. The addition of stock proceeds will serve to strengthen Flatbush Federal's capital position, which will increase the Association's operating flexibility with respect to implementing a more aggressive growth strategy that will facilitate higher returns through growth of net interest income and leveraging of operating expenses.

Income and Expense Trends

Table 1.2 shows the Association's historical income statements for the past five years and for the twelve months ended March 31, 2003. The Association reported positive earnings over the past five and one-quarter years, ranging from a low of 0.10% of average assets during 2001 to a high of 0.26% of average assets during 1998. For the twelve months ended March 31, 2003, the Association reported net income of $243,000 that provided a return on average assets of 0.18%. Consistent with the Association's traditional thrift operating strategy, net interest income and operating expenses have been the dominant components of Flatbush Federal's earnings. Non-interest operating income derived from Flatbush Federal's retail banking activities has been a limited contributor to the Association's earnings. Loan loss provisions, as well as non-operating income items, have had only a modest impact on the Association's earnings over the past five and one-quarter years.

Flatbush Federal maintained a healthy net interest margin throughout the period shown in Table 1.2, which has been supported by a favorable yield-cost spread. Over the past five and one-quarter years, the Association's net interest income to average assets ratio has ranged from a low of 3.48% during 1999 and for the twelve months ended March 31, 2003 to a high of 3.82% during 2000. The peak net interest income ratio posted in 2000 was facilitated by growth of the loan portfolio and resulting increase in the concentration of loans that comprised interest-earning assets. Loans receivable comprised 90.1% of the Association's interest-earning assets at year end 2000. Comparatively, the lower net interest income ratio maintained during the most recent twelve month period reflects the decline in the concentration of loans receivable that comprised

Table 1.2
Flatbush Federal Savings & Loan Association
Historical Income Statements
(Amount and Percent of Avg. Assets)(1)

	For the Fiscal Year Ended December 31,										For the 12 months Ended 3/31/03	
	1998		1999		2000		2001		2002			
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)
Interest Income	$8,484	7.23%	$8,562	6.86%	$8,974	7.30%	$8,655	6.71%	$7,646	5.79%	$7,380	5.47%
Interest Expense	(4,121)	-3.51%	(4,227)	-3.39%	(4,273)	-3.48%	(4,096)	-3.18%	(2,804)	-2.12%	(2,681)	-1.99%
Net Interest Income	$4,363	3.72%	$4,335	3.48%	$4,701	3.82%	$4,559	3.53%	$4,842	3.67%	$4,699	3.48%
Provision for Loan Losses	(18)	-0.02%	21	0.02%	(40)	-0.03%	(1)	0.00%	(3)	0.00%	(2)	0.00%
Net Interest Income after Provisions	$4,345	3.70%	$4,356	3.49%	$4,661	3.79%	$4,558	3.53%	$4,839	3.67%	$4,697	3.48%
										0.00%		
Other operating income	$144	0.12%	$192	0.15%	$238	0.19%	$264	0.20%	$290	0.22%	$295	0.22%
Operating Expense	(3,977)	-3.39%	(4,124)	-3.31%	(4,315)	-3.51%	(4,631)	-3.59%	(4,559)	-3.45%	(4,582)	-3.40%
Net Operating Income	$512	0.44%	$424	0.34%	$584	0.47%	$191	0.15%	$570	0.43%	$410	0.30%
Non-Operating Income												
Net gain(loss) on sale of loans	$4	0.00%	$0	0.00%	$0	0.00%	$0	0.00%	$20	0.02%	$28	0.02%
Income from real estate owned	0	0.00%	32	0.03%	(4)	0.00%	11	0.01%	0	0.00%	0	0.00%
Net Non-Operating Income	$4	0.00%	$32	0.03%	($4)	0.00%	$11	0.01%	$20	0.02%	$28	0.02%
Net Income Before Tax	$516	0.44%	$456	0.37%	$580	0.47%	$202	0.16%	$590	0.45%	$438	0.32%
Income Taxes	(208)	-0.18%	(193)	-0.15%	(238)	-0.19%	(73)	-0.06%	(260)	-0.20%	(195)	-0.14%
Net Income (Loss)	$308	0.26%	$263	0.21%	$342	0.28%	$129	0.10%	$330	0.25%	$243	0.18%
Adjusted Earnings												
Net Income Before Ext. Items	$308	0.26%	$263	0.21%	$342	0.28%	$129	0.10%	$330	0.25%	$243	0.18%
Addback: Non-Operating Losses	0	0.00%	0	0.00%	4	0.00%	0	0.00%	0	0.00%	0	0.00%
Deduct: Non-Operating Gains	(4)	0.00%	(32)	-0.03%	0	0.00%	(11)	-0.01%	(20)	-0.02%	(28)	-0.02%
Tax Effect Non-Op. Items(2)	2	0.00%	14	0.01%	(2)	0.00%	5	0.00%	9	0.01%	13	0.01%
Adjusted Net Income	$306	0.26%	$245	0.20%	$344	0.28%	$123	0.10%	$319	0.24%	$228	0.17%

(1) Ratios are as a percent of average assets.
(2) Assumes tax rate of 45.0%.

Sources: Flatbush Federal's prospectus, audited financial statements and RP Financial calculations.

interest-earning assets, as loans receivable comprised 63.0% of the Association interest-earning assets at March 31, 2003.

In addition to net interest margin compression that has resulted from the shift in interest-earning asset composition towards a higher concentration of lower yielding cash and investments, the Association has also experienced narrowing of the yield-cost spread that has resulted from accelerated repayments of 1-4 family loans, as well as downward rate modifications that have been applied to some of the Association's existing portfolio of 1-4 family loans. The decline in yield income is no longer being offset by a comparable reduction in funding costs. Accordingly, the Association's yield-cost spread has narrowed from 3.61% in 2002 to 3.42% for the twelve months ended March 31, 2003. Furthermore, the Association's net interest rate spread declined to 3.03% for the quarter ended March 31, 2003, versus a net interest rate spread of 3.79% for the comparable year ago period. The Association's yields and costs and resulting net interest rate spreads for the past two and one-quarter years are forth in Exhibit I-5.

Consistent with the Association's adherence to a traditional thrift operating philosophy and resultant limited diversification, sources of non-interest operating income have been a somewhat modest contributor to the Association's earnings. Throughout the period shown in Table 1.2, sources of non-interest operating income have ranged from a low of 0.12% of average assets in 1998 to a high of 0.22% of average assets in 2002 and for the twelve months ended March 31, 2003. Sources of non-interest operating income consist substantially of fees and service charges generated from the Association's retail customer base, with the general upward trend in the non-interest operating income ratio supported by growth of checking accounts. Overall, beyond Flatbush Federal's limited diversification in general, the Association historically has not sold loans to the secondary that would provide additional sources of non-interest income derived through loan servicing income and loan sale gains. Within the past year, the Association initiated a secondary market program in which some fixed rate loan originations have been sold with servicing of the portfolio retained by the Association. Notwithstanding, the potential increase in non-interest operating income that may be realized through further growth of checking accounts and an increase in secondary market activities, Flatbush Federal's earnings can be expected to remain highly dependent upon the net interest margin.

Operating expenses represent the other major component of the Association's earnings and have been maintained at a relatively high level over the past five and one-quarter years. Operating expenses as percent of average assets ranged from a low of 3.31% in 1999 to a high of 3.59% in 2001. For the twelve months ended March 31, 2003, the Association's operating expense ratio equaled 3.40%. The Association's relatively higher operating expense ratio can in part be explained by the comparatively higher number of employees maintained relative to its asset size. As of March 31, 2003, the Association maintained assets per full time equivalent employee of $2.9 million, versus a comparable measure of $4.6 million for all publicly-traded thrift institutions. Additionally, the Association's high operating expense ratio reflects its limited capacity to leverage operating expenses through asset growth, due to capital constraints. Accordingly, the increase in capital to be realized from the net stock proceeds will enhance the Association's capacity to leverage operating expenses through implementation of a stronger asset growth strategy.

Overall, the general trends in the Association's net interest margin and operating expense ratio since 1998 reflect a decline in the Association's core earnings, as indicated by a comparison of the Association's expense coverage ratios (net interest income divided by operating expenses). Flatbush Federal's expense coverage ratio equaled 1.10 times in 1998, versus a comparable ratio of 1.02 times for the twelve months ended March 31, 2003. The decline in the expense coverage ratio was the result of a lower net interest income ratio, as there was only a nominal change in the operating expense ratio for the two periods compared. Similarly, Flatbush Federal's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 91.9% for the twelve months ended March 31, 2003 was slightly less favorable than the 88.3% efficiency ratio maintained in 1998. The less favorable efficiency ratio indicated for the most recent twelve month period was also attributable to the reduction in the net interest income ratio, which was only partially negated by an increase recorded in the non-interest operating income ratio.

Over the past five and one-quarter years, credit quality related losses generally have not been a material factor in the Association's earnings, which has been supported by maintenance of generally favorable credit quality measures, a loan portfolio composition that consists of a high concentration of relatively low risk 1-4 family permanent mortgage loans, and a decline in the balance of loans receivable. The highest amount of loan loss provisions established by the Association over the past five and one-quarter years was in 2000, in which loan loss provisions established equaled 0.03% of average assets. Loan loss provisions established by the Association over the past two and one-quarter years have been nominal. As of March 31, 2003, the Association maintained valuation allowances of $175,000, which equaled 0.20% of total loans outstanding and 33.8% of non-performing assets and accruing loans 90 days or more past due. Exhibit I-6 sets forth the Association's loan loss allowance activity during the past two and one-quarter years.

Non-operating income, consisting of loan sale gains and income from real estate owned, has not been a significant factor in the Association's earnings over the past five and one-quarter years. Loan sale gains had a slightly larger earnings impact in 2002 and for the most recent twelve months, reflecting the implementation of a secondary market program in which selected fixed rate loan originations were sold on a servicing retained basis.

Flatbush Federal's effective tax rate equaled 44.5% for the twelve months ended March 31, 2003, which was comparable to the Association's effective tax rate for 2002. As set forth in the prospectus, the Association's marginal effective tax rate approximates 45.0%.

Interest Rate Risk Management

The Association's balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates. As of March 31, 2003, the Net Portfolio Value ("NPV") analysis provided by the OTS indicated that a 2.0% instantaneous and sustained increase in interest rates would result in an 8% decline in the Association's NPV (see Exhibit I-7).

The Association manages interest rate risk from the asset side of the balance sheet, through such strategies as maintaining a high level of liquidity, emphasizing investment in short-term securities and underwriting 1-4 family fixed rate loan originations to allow for their sale in the secondary market. As of March 31, 2003, of the total loans due after March 31, 2004, fixed rate loans comprised 87.6% of those loans. On the liability and equity side of the balance sheet, management of interest rate risk has been pursued through emphasizing the build-up of less interest rate sensitive and lower costing transaction and savings accounts and extending CD maturities in low interest rate environments through offering attractive rates on certain longer term CDs.

The infusion of stock proceeds will serve to further limit the Association's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase to capital will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Flatbush Federal's lending activities have traditionally emphasized 1-4 family permanent mortgage loans and 1-4 family permanent mortgage loans continue to comprise the largest concentration of the loan portfolio. Beyond 1-4 family loans, lending diversification by the Association includes loans secured by commercial real estate and multi-family loans, construction loans, consumer loans and commercial business loans. Exhibit I-8 provides historical detail of Flatbush Federal's loan portfolio composition over the past two and one-quarter years and Exhibit I-9 provides the contractual maturity of the Association's loan portfolio by loan type as of March 31, 2003.

Flatbush Federal's 1-4 family lending activities include both fixed rate and adjustable rate loan products, although in the prevailing low interest rate environment there has been very limited demand for ARM loans. Flatbush Federal offers ARM loans that have repricing periods of one, three or five years and are indexed to the comparable term U.S. Treasury note. In the current interest rate environment, the Association's offerings of 1-4 family mortgage loans have consisted substantially of fixed rate loans with terms ranging from 15 to 30 years. Historically, the Association has retained all loan originations for investment, although within the past year Flatbush Federal implemented a secondary market program in which a minor amount of fixed rate loan originations have been sold to the FHLB of New York under the Mortgage Partnership Finance program. The Association retains the servicing on the loans that are sold. As of March 31, 2003, the Bank's 1-4 family permanent mortgage loan portfolio equaled $76.0 million or 85.8% of total loans outstanding.

Construction loans originated by the Association consist of loans to finance the construction of pre-sold 1-4 family residences. Construction loans are offered as floating rate loans tied to the prime rate plus a margin and require the payment of interest only during the construction period, which is typically nine-to-twelve months. Construction lending has been a an area of loan growth for the Association, which has been supported by the origination of construction loans in Suffolk County where the Association has experienced strong demand for construction loans for purposes of building primary residences as well as vacation homes. As of March 31, 2003, Flatbush Federal's outstanding balance of construction loans equaled $4.5 million or 5.1% of total loans outstanding.

The balance of the mortgage loan portfolio consists of commercial real estate and multi-family loans, which are collateralized by properties in the Association's normal lending territory. Commercial real estate and multi-family loans are originated up to a maximum LTV ratio of 70.0% and are generally required to have minimum debt service coverage ratios of 1.25x. The Association generally originates commercial real estate and multi-family loans as ARM loans that have repricing periods of one or three years and are indexed to the prime rate plus a margin. Commercial real estate and multi-family loan terms typically provide for amortization periods of up to 15 years. Properties securing the commercial real estate and multi-family loan portfolio consist primarily of mix use properties comprised of residences and businesses. The Association's largest commercial real estate loan had an outstanding balance of $650,000 at March 31, 2003, which represented the Association's 50% participation interest in a loan secured by a mix use property. As of March 31, 2003, Flatbush Federal's outstanding balance of commercial real estate and multi-family loans equaled $6.8 million or 7.7% of total loans outstanding.

Flatbush Federal's diversification into non-mortgage types of lending has been fairly limited, with such loans consisting primarily of SBA loans. SBA loans originated by the Association consist substantially of secured loans that are extended to local businesses for purposes of working capital or financing inventory. SBA loans are generally originated as floating rate loans that are tied to the prime rate plus a margin and are amortized for terms of up to five years. The Association maintains an internal lending limit of $100,000 for SBA loan originations and all SBA loans are 85% guaranteed by the SBA. As of March 31, 2003, Flatbush Federal's outstanding balance of SBA loans equaled $893,000 or 1.0% of total loans outstanding.

The balance of the loan portfolio consists of consumer loans, which totaled $336,000 or 0.4% of total loans outstanding at March 31, 2003. Included the consumer loan portfolio are modest balances of loans secured by deposits, home equity loans, student loans and secured credit card loans. Consumer lending is expected to remain as a limited area of lending diversification for the Association, although plans to introduce an unsecured credit card product, and a debit card product should facilitate some growth of the consumer loan portfolio above recent historical levels.

Exhibit I-10 provides a summary of the Association's lending activities over the past two and one-quarter years. During the past two and one-quarter years, originations of 1-4 family permanent mortgage loans accounted for $23.4 million or 72.2% of the Association's total lending volume. Originations of 1-4 family loans were notably higher during 2002 compared to 2001 ($13.9 million versus $6.4 million), which was supported by declining mortgage rates that triggered an increase in demand for loans to be refinanced as well as for loans to fund purchases of new and existing homes. Originations of construction loans and non-mortgage loans were also slightly higher in 2002 compared to 2001, although the Association's total originations for the first quarter of 2003 was slightly less than the year ago period. Most of the decline in first quarter originations was attributable to a reduction in commercial real estate loan originations, with such originations declining from $452,000 in the first quarter of 2002 to no originations in the first quarter of 2003. However, the decline in commercial real estate originations was offset by the Association's purchase of a $650,000 commercial real estate loan participation, which represented a 50% interest in the outstanding loan balance. Notwithstanding the increase experienced in the Association's loan volume during 2002, the balance of loans receivable has steadily declined since year end 2000. The decline experienced in the loans receivable balance has bee mostly attributable to accelerated repayments of 1-4 family loans as the result of borrowers refinancing into lower rate loans. Flatbush Federal's loan growth was also negatively impacted by the sale of a limited amount of fixed rate loan originations in 2002 and the first quarter 2003. With the exception of the loan participation purchased in the first quarter of 2003, the Association did not purchase any other loans during the past two and one-quarter years.

Asset Quality

The Association's 1-4 family lending emphasis has supported maintenance of favorable credit quality measures during the past two and one-quarter years. Over the past two and one-quarter years, Flatbush Federal's balance of non-performing assets and accruing-loans that are 90 days or more past due ranged from a low of 0.24% of assets at year end 2002 to a high of 0.51% of assets at year end 2001. As of March 31, 2003, the Association's non-performing assets-to-assets ratio equaled 0.37%. As shown in Exhibit I-11, the Association's balance of non-performing assets at March 31, 2003 consisted of $505,000 of non-accruing loans and $13,000 of accruing loans more than 90 days past due. Loans secured by 1-4 family permanent mortgage loans accounted for all but $3,000 of the non-performing loan balance at March 31, 2003.

The Association's management reviews and classifies loans on a monthly basis and establishes loan loss provisions based on the overall quality, size and composition of the loan portfolio, as well other factors such as historical loss experience, industry trends and local real estate market and economic conditions. The Association maintained valuation allowances of $175,000 at March 31, 2003, equal to 0.20% of total loans receivable and 33.8% of non-accruing loans and accruing loans more than 90 days past due.

Funding Composition and Strategy

Deposits have generally been the only interest-bearing funding source utilized by the Association and at March 31, 2003 deposits accounted for 100% of the Association's interest-bearing funding base. Exhibit I-12 sets forth the Association's deposit composition for the past two and one-quarter years and Exhibit I-13 provides the interest rate and maturity composition of the CD portfolio at March 31, 2003. CDs represent the largest component of the Association's deposit composition, with Flatbush Federal's current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of March 31, 2003, the CD portfolio totaled $74.6 million or 57.6% of total deposits and 64.5% of the CDs were scheduled to mature in one year or less. As of March 31, 2003, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $12.6 million or 16.9% of total CDs. Flatbush Federal does not maintain any brokered CDs. Deposit rates offered by the Association are generally in the middle-to-upper end of the range of rates offered by local competitors.

Lower cost savings and transaction accounts comprise the balance of the Association's deposit composition, with such deposits amounting to $55.0 million or 42.4% of total deposits at March 31, 2003. Savings accounts comprised slightly more than 90% of the Association's core deposits at March 31, 2003. In general, the Association's overall deposit composition has exhibited little change during the past two and one-quarter years. As of December 31, 2001, CDs and core deposits equaled 57.4% and 42.6% of the Association's total deposits, respectively.

Subsidiary

Flatbush Federal maintains one active subsidiary, Flatbush REIT, Inc. Flatbush REIT, Inc. was incorporated in 2001 as a special purpose real estate investment trust under New York law. Flatbush REIT, Inc. holds a portion of the Association's mortgage loan portfolio.

Legal Proceedings

Flatbush Federal is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Association.

II. MARKET AREA

Introduction

Flatbush Federal conducts operations out of its headquarters office in the Flatbush section of central Brooklyn, Kings County, New York. The Association also maintains two branches, one is located in the Bensonhurst section of Brooklyn and one is located in the Brighton Beach section of southern Brooklyn. Most of the Association's loans and deposits are generated from Kings County residences and businesses, with the Borough of Brooklyn serving as the largest source of loans and deposits for the Association. The Association's lending activities extend into nearby surrounding markets in the New York metropolitan area, particularly in Queens County and Suffolk County. Exhibit II-1 provides information on the Association's office facilities.

The New York MSA is the largest money center in the nation. Accordingly, the Association's competitive environment includes a significant number of thrifts, commercial banks and other financial services companies, some of which have a regional or national presence and most of which are larger than the Association in terms of deposits, loans, scope of operations, and number of branches. These institutions also have greater resources at their disposal than the Association. Magnifying the already highly competitive market environment has been the overall decline in New York City's economic activity, which commenced during the decline in the national stock markets in 2000. The downturn in the New York City economy was exacerbated by the September 2001 terrorists acts, which significantly slowed tourism and business travel to the metropolitan area.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Association, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors have been examined to help determine the growth potential that exists for the Association and the relative economic health of the Association's market area.

Market Area Demographics

Key demographic and economic indicators in the Association's market include population, number of households and household/per capita income levels. Trends in these key measures are summarized by the data presented in Table 2.1 from 1990 to 2002 and projected through 2007. Data for the nation and the State of New York is included for comparative purposes. Flatbush Federal operates in a densely populated metropolitan area, as Kings County's population is approaching 2.5 million. Population and household growth rates for Kings County have been and are projected to remain will below the comparable U.S. measures, while slightly exceeding the comparable historical and projected growth rates for the State of New York.

Median household and per capita income levels in Brooklyn are lower than the comparable measures recorded for the State of New York and the nation. Brooklyn is home to a broad socioeconomic spectrum of citizens with a wide range of income levels, and a significant portion of the Kings County population is employed in relatively low wage blue collar jobs. Brooklyn is also home to a significant immigrant population, many of whom are at the lower end of the income scale. These demographic characteristics are also true in the areas surrounding the branches in Brooklyn.

National Economic Factors

The future success of the Association's operations is partially dependent upon various national and local economic trends. In assessing economic trends over the past year, economic data at the beginning of the second quarter of 2002 provided indications that the economic recovery was tapering off, based on a slower rate of expansion in the manufacturing sector and a decline in construction activity. However, consumer spending remained strong in the second quarter as evidenced by a surge in retail sales. Likewise, supported by the lower interest rate environment demand for housing remained strong in the second quarter as well.

Indications that the economy's recovery was tapering off became more pronounced at the beginning of the third quarter. Manufacturing activity declined and a decline in consumer confidence translated into soft retail sales. Notwithstanding the decline in consumer confidence and weak labor market, consumer spending remained strong in third quarter particularly for

Table 2.1
Flatbush Federal Savings and Loan Association
Summary Demographic Data

	Year			Growth Rate	
	1990	2002	2007	1990-2002	2002-2007
Population (000)					
United States	248,710	286,815	300,539	1.2%	0.9%
New York	17,990	19,021	19,209	0.5%	0.2%
Kings County	2,301	2,479	2,522	0.6%	0.3%
Households (000)					
United States	91,947	107,754	113,568	1.3%	1.1%
New York	6,639	7,081	7,172	0.5%	0.3%
Kings County	828	885	898	0.6%	0.3%
Median Household Income ($)					
United States	$30,055	$47,065	$54,739	3.8%	3.1%
New York	32,965	51,427	59,086	3.8%	2.8%
Kings County	25,684	39,400	43,917	3.6%	2.2%
Per Capita Income - ($)					
United States	$14,386	$24,636	$29,968	4.6%	4.0%
New York	16,425	27,414	32,892	4.4%	3.7%
Kings C[illegible]	12,267	19,170	22,300	3.8%	3.1%
2002 Age Distribution(%)	0-14 Years	15-34 Years	35-54 Years	55+ Years	
United States	21.0	28.0	30.0	21.0	
New York	20.0	28.0	30.0	22.0	
Kings County	22.0	31.0	27.0	20.0	
2002 HH Income Dist.(%)	Less Than $24,000	$25,000 to 50,000	$50,000+		
United States	25.0	28.0	47.0		
New York	24.0	24.0	52.0		
Kings County	34.0	27.0	39.0		

Source: SNL Financial.

purchases of homes and cars. Consumer confidence fell to a nine-year low at the beginning of the fourth quarter, reflecting the impact of stock market losses, war fears and a sagging economic recovery. The economy generally grew slowly through the end of 2002, while business spending in all sectors continued to be limited. Job growth was also negatively impacted by the curtailment in business spending, as the national unemployment rate reached an eight-year high of 6.0% in November 2002. Despite the slumping economy, historically low mortgage rates supported a strong housing market for the final three months of 2002.

Economic data for January 2003 suggested that the economy was starting to improve, as the U.S. unemployment rate fell to a three-month low of 5.7%. Also, retail sales and manufacturing activity for January showed unexpected strength, although prospects for future growth remained uncertain as the February consumer sentiment index dropped to a nine-and-a-half year low. War fears and higher energy prices cast a pall over the economy in February, as jobless claims rose to a two-month high and retail sales declined. Housing starts dropped sharply in February, because of bad weather and war worries. Employment data further signaled that the economic recovery was faltering, as the U.S. economy suffered a worse-than-expected decline in payrolls in March. Notwithstanding the loss of jobs in March, the U.S. unemployment rate for March remained steady at 5.8%. Overall, the national economy grew at a 1.6% annual rate in the first quarter, as growth in consumer spending slowed and companies cut both capital spending and inventory restocking.

The beginning of the second quarter of 2003 provided mixed economic signals. Initial jobless claims hit a one-year high in late-April, but consumer sentiment also edged higher in April. Despite the improvement in consumer sentiment, which was expected to support an increase in spending, the outlook for job growth remained dim. Job losses continued in April for the third month in a row and the national unemployment rate rose to 6.0% in April. The manufacturing sector also continued to struggle in April, as industrial production declined for the second straight month and factories were operating at their lowest rate in 20 years. Comparatively, economic data for May exhibited some positive signs, as a regional manufacturing report showed factory expansion and May consumer sentiment improved from April. Retail sales also increased in May, but the labor market remained weak.

In terms of general interest rate trends over the past year, interest rates eased lower at the beginning of the second quarter of 2002 as the economic recovery showed signs of faltering and the Federal Reserve indicated that a near term rate increase was becoming increasingly unlikely. In fact, at its early-May meeting, the Federal Reserve left rates at a 40-year low, stating that the risks of economic weakness and inflation were equally balanced. The mild downward trend in interest rates continued through the end of the second quarter, as selling pressure in stocks and political turmoil abroad further added to the attractiveness of U.S. Treasuries as a safe investment alternative. The extended sell-off in the stock market and indications of a weakening economic recovery provided for further easing of interest rates during much of the third quarter, with the yield on the U.S. Treasury note falling below 4.0% for the first time in 40 years in early-September 2002.

Interest rates settled below 4.0% through the balance of the third quarter and into the beginning of the fourth quarter, as the Federal Reserve elected to hold interest rates steady at its late-September meeting but hinted at the possibility of lowering rates in the fourth quarter. A recovery in the stock market pushed U.S. Treasury prices lower, as the yield on the 10-year bond moved back above 4.0% in mid-October. However, bond prices strengthened in late-October, primarily on the basis of more weak economic data and growing expectations of an interest rate cut by the Federal Reserve. An unexpectedly large half a percentage point rate cut by the Federal Reserve and a sell-off in the stock market served to extend the bond market rally into early-November. Interest rates edged higher in late-November and early-December, as investors shifted more money to stocks from bonds. Bond prices strengthened at the close of 2002, with the yield on the U.S. Treasury note falling back below 4.0%. The struggling economy and growing geopolitical concerns were noted factors that contributed to the rebound in bond prices.

A rally in the stock market pushed interest rates higher at the beginning of 2003, although bond prices recovered in late-January on more soft economic data and a decline in stocks. The Federal Reserve left rates unchanged at its late-January meeting, indicating that the risks between weakness and inflation were balanced. Despite signs of a strengthening economy, Treasury prices moved higher in mid-February on the growing threat of war with Iraq and a downward trend in stocks. Signs of a stalling economic recovery and a sell-off in equities extended the downward trend in interest rates through early-March, sending U.S. Treasury yields to their lowest level since 1958. Comparatively, interest rates moved higher in mid-March, as stocks rallied sharply higher on expectations of a quick and decisive U.S. led strike on Iraq. The Federal Reserve left rates unchanged at its mid-March meeting, signaling uncertainty of the current strength of the economy due to the Iraq conflict. Bond prices strengthened in late-March, as weak economic data and fears that the war in Iraq could be longer and more difficult than initially anticipated served to push the yield on the 10-year Treasury note back below 4.0%.

Treasury prices moved lower at the beginning of the second quarter of 2003, as the bond market ignored weak economic data and focused mainly on news of U.S. war successes in Iraq that sparked a rally in stocks. Weak economic data provided support for Treasury prices in mid-April, as the yield on the 10-year U.S. Treasury note stabilized at slightly below 4.0% through the end of April. The Federal Reserve concluded to leave short-term interest rates unchanged at its meeting in early-May. However, in a major shift, the central bank signaled that it may cut rates later to ward off the possibility of deflation, which served to boost Treasury prices following the Federal Reserve meeting. Amid more signs of economic sluggishness and growing concerns of deflation, Treasury yields plunged to their lowest levels in 45 years through the end of May and into early-June. Treasury yields declined further in mid-June on news of a shake-up among Freddie Mac's top executives due to accounting concerns and increasing expectations that the Federal Reserve would cut rates again. As of June 13, 2003, one- and ten-year U.S. Treasury bonds were yielding 0.91% and 3.10%, respectively, versus comparable year ago rates of 2.09% and 4.91%. Exhibit II-2 provides historical interest rate trends from 1995 through June 13, 2003.

Local Economy

The greater New York metropolitan area has a significant economic base, which is diversified among a broad base of industry sectors. New York City is home to a significant number of national and international corporations, Fortune 500 companies, along with many mid-sized and smaller companies with no specific concentration in one industry. As is typical of large urban centers, the services industry is the fastest growing and largest employment sector in Kings County. As shown in Table 2.2, the State of New York and Kings County reported the largest proportion of employment in services followed by wholesale/retail trade, and finance, insurance and real estate. Kings County maintained a notably higher level of employment in services compared to New York, while employment in government was notably higher in New York. Finance, insurance and real estate employment was higher in New York than Kings County, due in part of the large number of financial service providers that are based in Manhattan. Jobs in manufacturing has been a declining source of employment in Kings County as well as New York, which is consistent with employment trends throughout the Northeast corridor.

Table 2.2
Primary Market Area Employment Sectors

(Percent of Labor Force)

Employment Sectors	New York	Kings
Services	37.2%	47.2%
Wholesale/Ret. Trade	18.6	18.3
Finance, Ins., Real Estate	10.8	7.9
Manufacturing	8.6	7.2
Transportation/Public Util.	4.9	6.8
Government	14.1	6.4
Construction	4.4	5.8
Other	0.8	0.4
Agriculture	0.6	0.0
	100.0%	100.0%

Source: REIS DataSource.

Comparative unemployment rates for Kings County, as well as for the U.S. and New York, are shown in Table 2.3. Kings County's unemployment rate was notably higher than the comparable U.S. and New York measures as of April 2003, which tends to be a characteristic of the inner city markets of most major metropolitan areas. The current unemployment rate in Kings County also reflected a more significant increase from a year ago, in comparison to the U.S. unemployment rate which increased slightly and the New York unemployment rate which did not change.

Table 2.3
Flatbush Federal Savings and Loan Association
Market Area Unemployment Trends

Region	April 2002 Unemployment	April 2003 Unemployment
United States	5.7%	5.8%
New York	5.9	5.9
Kings County	8.3	8.9

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics and Competition

Competition among financial institutions in the Association's market area is significant, and, as larger institutions compete for market share to achieve economies of scale, the market environment for the Association's products and services is expected to remain highly competitive in the future. Among the Association's competitors are much larger and more diversified institutions, which have greater resources than maintained by Flatbush Federal. Financial institution competitors in the Association's primary market area include other locally based thrifts and banks, as well as regional, super regional and money center banks. From a competitive standpoint, Flatbush Federal has sought to emphasize its community orientation in the markets served by its branches.

Table 2.4 displays deposit trends for thrift and commercial bank branches maintained in Kings County from 1998 to 2002. Additional data is also presented for the State of New York. The data indicates that total commercial bank and thrift deposits have increased in Kings County during the four year period, although at a slower rate compared to deposit growth posted by all New York commercial banks and thrifts. Commercial banks exhibited stronger deposit growth than savings institution in both the State of New York and Kings County, which was supported by their larger market share of deposits and larger number of branches. Savings institutions maintained a 47.9% market share of deposits in Kings County at June 30, 2002, which was notable higher than the comparable 16.0% ratio indicated for the State of New York.

Flatbush Federal recorded only a slight increase in deposits during the four-year year

Table 2.4
Flatbush Federal Savings and Loan Association
Deposit Summary

	As of June 30, 1998			2002			Deposit
	Deposits	Market Share	Number of Branches	Deposits	Market Share	No. of Branches	Growth Rate 1998-2002
	(Dollars In Thousands)						(%)
State of New York	$420,818,000	100.0%	4,545	$510,843,000	100.0%	4,511	5.0%
Commercial Banks	338,155,000	80.4%	3,516	428,870,000	84.0%	3,570	6.1%
Savings Institutions	82,663,000	19.6%	1,029	81,973,000	16.0%	941	-0.2%
Kings County	$25,055,000	100.0%	244	$27,233,000	100.0%	247	2.1%
Commercial Banks	12,808,000	51.1%	139	14,188,000	52.1%	136	2.6%
Savings Institutions	12,247,000	48.9%	105	13,045,000	47.9%	111	1.6%
Flatbush FS&LA	116,923	0.5%	3	118,463	0.4%	3	0.3%

Source: FDIC.

period, which resulted in a slight decline in the Association's market share of deposits in Kings County. As of June 30, 2002, the Association maintained a 0.4% market share of deposits in Kings County, which represented the 23rd largest market share of deposits in Kings County out of 39 total thrift and bank competitors. The largest competitors in the Association's market area are listed in Table 2.5.

Table 2.5
Flatbush Federal Savings and Loan Association
Market Area County Deposit Competitors

Location	Name
Kings County, NY	JP Morgan Chase
	HSBC Bank USA
	Washington Mutual Bank, FA
	Citibank, National Association
	GreenPoint Bank
	Independence Community Bank
	Astoria FS&LA
	Apple Bank for Savings
	Banco Popular North America
	Dime Savings Bank of Williamsburg

Source: FDIC.

The Association's future deposit growth may be potentially enhanced by the infusion of stock proceeds, as the additional capital will improve Flatbush Federal's competitive position and leverage capacity. The Association should also continue to benefit from its long history of operating as a community-oriented financial institution. However, given the significant competitive forces that maintain a presence in Kings County in conjunction with the limited demographic growth that is projected for the market area, it is unlikely that the Association will be able to achieve notable deposit growth without paying above market rates for deposits or further expanding its branch network.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Flatbush Federal's operations versus a group of comparable companies (the "Peer Group") selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of Flatbush Federal is provided by these public companies. Factors affecting the Association's pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between Flatbush Federal and the Peer Group, will then be used as a basis for the valuation of Flatbush Federal's to-be-issued common stock.

Peer Group Selection

The mutual holding company form of ownership has been in existence in its present form since 1991. As of the date of this appraisal, there were approximately 20 publicly-traded institutions operating as subsidiaries of MHCs. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) guaranteed minority ownership interest, with no opportunity of exercising voting control of the institution in the MHC form of organization; (3) the potential impact of "second-step" conversions on the pricing of public MHC institutions; (4) the regulatory policies regarding the dividend waiver by MHC institutions; and (5) most MHCs have formed mid-tier holding companies, facilitating the ability for stock repurchases, thus improving the liquidity of the stock on an interim basis. We believe that each of these factors has an impact on the pricing of the shares of MHC institutions, and that such factors are not reflected in the pricing of fully-converted public companies.

Given the unique characteristics of the MHC form of ownership, RP Financial concluded that the appropriate Peer Group for Flatbush Federal's valuation should be comprised of subsidiary institutions of mutual holding companies. The selection of publicly-traded mutual holding companies for the Association's Peer Group is consistent with the regulatory guidelines and other recently completed MHC transactions. Further, the Peer Group should be comprised of only those MHC institutions whose common stock is either listed on a national exchange or is NASDAQ listed, since the market for companies trading in this fashion is regular and reported. We believe non-listed MHC institutions are inappropriate for the Peer Group, since the trading activity for thinly-traded stocks is typically highly irregular in terms of frequency and price and may not be a reliable indicator of market value. We have excluded from the Peer Group those public MHC institutions that are currently pursuing a "second-step" conversion and/or companies whose market prices appear to be distorted by speculative factors or unusual operating conditions. MHCs which have recently completed a minority stock offering have been excluded as well, due to the lack of a seasoned trading history and insufficient quarterly financial data that includes the impact of the offering proceeds. The universe of all publicly-traded institutions is included as Exhibit III-1.

Basis of Comparison

This appraisal includes two sets of financial data and ratios for the Peer Group institutions. The first set of financial data reflects the actual book value, earnings, assets and operating results reported by the Peer Group institutions in its public filings inclusive of the minority ownership interest outstanding to the public. The second set of financial data, discussed at length in the following chapter, places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis through assuming the sale of the majority shares held by the MHCs in public offerings based on their current trading prices and standard assumptions for a thrift conversion offerings. Throughout the appraisal, the adjusted figures will be specifically identified as being on a "fully-converted" basis. Unless so noted, the figures referred to in the appraisal will be actual financial data reported by the Peer Group institutions.

Both sets of financial data have their specific use and applicability to the appraisal. The actual financial data, as reported by the Peer Group companies and reflective of the minority interest outstanding, will be used in Chapter III to make financial comparisons between the Peer Group and the Association. The differences between the Peer Group's reported financial data and the financial data of Flatbush Federal as a mutual institution are not significant enough to distort the conclusions of the comparison (in fact, such differences are greater in a standard conversion appraisal). The adjusted financial data (fully-converted basis) will be more fully described and quantified in the pricing analysis discussed in Chapter IV. The fully-converted pricing ratios are considered critical to the valuation analysis in Chapter IV, because they place each Peer Group institution on a fully-converted basis (making their pricing ratios comparable to the pro forma valuation conclusion reached herein), eliminate distortion in pricing ratios between Peer Group institutions that have sold different percentage ownership interests to the public, and reflect the actual pricing ratios (fully-converted basis) being placed on the Peer Group institutions in the market today to reflect the unique trading characteristics of publicly-traded MHC institutions.

Flatbush Federal's Peer Group

Under ideal circumstances, the Peer Group would be comprised of ten publicly-traded New York-based MHC institutions with capital, earnings, credit quality and interest rate risk comparable to Flatbush Federal. However, given the limited number of publicly-traded institutions in the MHC form of ownership, the selection criteria was necessarily broad-based and not confined to a particular geographic market area. In light of the relatively small asset size of the Association, the selection criteria for the Peer Group was to select the ten smallest publicly-traded MHCs in terms of asset size. The asset sizes of the Peer Group companies ranged from $87 million to $628 million. The universe of all publicly-traded MHC institutions, exclusive of institutions that have announced second-step conversions, is included as Exhibit III-2 and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies.

Unlike the universe of publicly-traded thrifts, which includes approximately 230 companies, the universe of public MHC institutions is small, thereby reducing the prospects of a highly comparable Peer Group. Nonetheless, because the trading characteristics of public MHC institution shares are significantly different from those of fully-converted companies, public MHC institutions were the most appropriate group to consider as Peer Group candidates for this valuation. Relying solely on full stock public companies for the Peer Group would not capture the difference in current market pricing for public MHC institutions and thus could lead to distorted valuation conclusions. The federal regulatory agencies have previously concurred with this selection procedure of the Peer Group for MHC valuations. To account for differences between Flatbush Federal and the MHC Peer Group in reaching a valuation conclusion, it will be necessary to make certain valuation adjustments. The following discussion addresses financial similarities and differences between Flatbush Federal and the Peer Group.

Table 3.1 on the following page lists key general characteristics of the Peer Group companies. Although there are differences among several of the Peer Group members, by and large they are well-capitalized and profitable institutions and their decision to reorganize in MHC form suggests a commonality of operating philosophy. Importantly, the trading prices of the Peer Group companies reflect the unique operating and other characteristics of public MHC institutions. While the Peer Group is not exactly comparable to Flatbush Federal, we believe such companies form a good basis for the valuation of Flatbush Federal, subject to certain valuation adjustments.

In aggregate, the Peer Group companies maintain a higher level of capitalization relative to the universe of all public thrifts (12.55% of assets versus 10.44% for the all public average), generate lower earnings on a return on average assets basis (0.68% ROAA versus 0.88% for the all public average), and generate a lower return on equity (5.46% ROE versus 9.24% for the all public average). The summary table below underscores the key differences, particularly in the average pricing ratios between full stock and MHC institutions (both as reported and on a fully-converted basis).

	All Publicly-Traded	*Peer Group Reported Basis*	*Fully Converted Basis (Pro Forma)*
Financial Characteristics (Averages)			
Assets ($Mil)	2,282	281	315
Equity/Assets (%)	10.44%	12.55%	22.47%
Return on Assets (%)	0.88	0.68	0.73
Return on Equity (%)	9.24	5.46	3.25

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.1
Peer Group of Publicly-Traded Thrifts
June 15, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
BCSB	BCSB Bankcorp MHC of MD (36.0)	OTC	Northeast MD	Thrift	628	11	09-30	07/98	15.50	91
ONFC	Oneida Fincl MHC of NY (45.7)	OTC	Central NY	Thrift	420	6	12-31	12/98	27.25	134
ALLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	369	8	12-31	03/95	25.17	87
PBHC	Pathfinder BC MHC of NY (39.1) (3)	OTC	Upstate NY	Thrift	283	5	12-31	11/95	14.75	36
JXSB	Jcksnville Bcp MHC of IL(45.6)	OTC	Central IL	Thrift	259	7	12-31	04/95	15.99	31
ROME	Rome Bncp Inc MHC of NY (41.6) (3)	OTC	Central NY	Thrift	256	4	12-31	10/99	32.35	93
GCBC	Green Co Bcrp MHC of NY (43.0)	OTC	Southeast NY	Thrift	244	6	06-30	12/98	24.00	49
SKBO	Skibo Fin Corp MHC of PA(39.8)	OTC	Western PA	Thrift	157 D	3	03-31	04/97	13.28	42
WCFB	Wbstr Cty Fed MHC of IA (38.5)	OTC	Central IA	Thrift	106	1	12-31	08/94	22.00	42
GOV	Gouverneur Bcp MHC of NY(42.4)	AMEX	Northern NY	Thrift	87	1	09-30	03/99	10.25	23

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Date of Last Update: 06/15/03

	All Publicly-Traded	Peer Group Reported Basis	Fully Converted Basis (Pro Forma)
Pricing Ratios (Averages)(1)			
Price/Earnings (x)	15.604x	24.48x	23.36x
Price/Book (%)	144.62%	197.35%	95.10%
Price/Assets (%)	14.93	24.37	21.43

(1) Based on market prices as of June 13, 2003.

The following sections present a comparison of Flatbush Federal's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the figures reported by the Peer Group. The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Flatbush Federal and the Peer Group. Flatbush Federal's and the Peer Group's ratios reflect balances as of March 31, 2003, unless otherwise indicated for the Peer Group companies. Flatbush Federal's net worth base of 6.0% was well below the Peer Group's average net worth ratio of 12.6%. Net proceeds realized from the Association's minority stock offering will serve to narrow the difference between the capital levels maintained by Flatbush Federal and the Peer Group, although the Peer Group's capital position will continue to exceed the Association's pro forma capital position. All of the Association's capital consisted of tangible capital, while the Peer Group's capital included intangibles equal to 0.6% of assets. The Peer Group's higher level of capital is considered to be more favorable from a risk perspective and in terms of future earnings potential that may potentially be realized through leverage and lower funding costs. The Peer Group's capital ratios also reflected greater capital surpluses with respect to the regulatory capital requirements.

The interest-earning asset compositions for the Association and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both Flatbush Federal and the Peer Group. The Association's loans-to-assets ratio of 61.9% exceeded the comparable Peer Group ratio of 56.3%. Comparatively, the Peer Group's cash and investments-

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of March 31, 2003

	Balance Sheet as a Percent of Assets									
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock
Flatbush Federal S & LA March 31, 2003	16.0	20.4	61.9	92.5	0.0	0.0	6.0	0.0	6.0	0.0
All Public Companies	6.3	24.5	65.0	67.5	20.0	0.1	10.4	0.6	9.9	0.0
State of NY	5.6	29.2	60.0	67.7	18.8	0.1	11.1	1.4	9.8	0.0
Comparable Group Average	7.6	31.6	56.3	74.1	11.6	0.0	12.6	0.6	11.9	0.0
Mid-Atlantic Companies	6.5	33.6	55.1	72.9	13.4	0.0	12.0	0.6	11.4	0.0
Mid-West Companies	11.9	23.4	60.9	79.0	4.8	0.0	14.6	0.7	13.9	0.0
Comparable Group										
Mid-Atlantic Companies										
ALLB Alliance Bank MHC of PA (20.0)	15.5	29.7	49.9	73.1	16.7	0.0	9.4	0.0	9.4	0.0
BCSB BCSB Bankcorp MHC of MD (36.0)	3.5	33.1	60.8	86.1	4.1	0.0	7.3	0.4	6.9	0.0
GOV Gouverneur Bcp MHC of NY(42.4)	5.0	27.8	64.1	63.5	14.7	0.0	20.0	0.0	20.0	0.0
GCBC Green Co Bcrp MHC of NY (43.0)	8.3	35.2	53.7	84.5	3.3	0.0	11.6	0.0	11.6	0.0
ONFC Oneida Fincl MHC of NY (45.7)	4.7	38.6	47.8	70.7	17.0	0.0	11.5	2.9	8.6	0.0
PBHC Pathfinder BC MHC of NY (39.1)	5.4	21.8	65.5	74.8	14.8	0.0	7.4	1.7	5.7	0.0
ROME Rome Bncp Inc MHC of NY (41.6)	6.2	16.1	73.5	78.6	5.6	0.0	14.1	0.0	14.1	0.0
SKBO Skibo Fin Corp MHC of PA(39.8)(1)	3.5	66.5	25.7	51.6	30.7	0.0	15.0	0.0	15.0	0.0
Mid-West Companies										
JXSB Jcksnville Bcp MHC of IL(45.6)	6.1	33.0	55.4	89.9	0.5	0.0	7.9	1.2	6.7	0.0
WCFB Wbstr Cty Fed MHC of IA (38.5)	17.8	13.8	66.5	68.1	9.2	0.0	21.2	0.1	21.1	0.0

	Balance Sheet Annual Growth Rates							Regulatory Capital		
	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Flatbush Federal S & LA March 31, 2003	5.77	62.18	-10.86	5.78	0.00	1.11	1.11	5.99	5.99	15.01
All Public Companies	8.88	17.88	5.51	9.30	3.71	4.65	4.29	9.08	9.01	16.34
State of NY	9.35	30.47	5.08	14.82	2.93	6.42	4.47	9.50	9.13	16.40
Comparable Group Average	11.15	20.33	5.01	14.41	7.83	2.75	-0.76	12.04	11.42	21.18
Mid-Atlantic Companies	12.58	16.76	7.77	16.63	0.17	1.87	-2.72	11.43	10.81	19.14
Mid-West Companies	5.44	34.60	-6.05	5.52	38.49	6.26	7.08	13.58	13.58	27.29
Comparable Group										
Mid-Atlantic Companies										
ALLB Alliance Bank MHC of PA (20.0)	-1.73	-0.29	-3.99	-2.56	-1.26	1.71	1.71	NM	9.20	17.00
BCSB BCSB Bankcorp MHC of MD (36.0)	45.34	52.97	40.54	46.55	63.73	5.94	-0.41	7.53	7.53	14.00
GOV Gouverneur Bcp MHC of NY(42.4)	5.74	8.84	2.47	13.05	-14.77	2.62	2.62	19.30	19.30	39.50
GCBC Green Co Bcrp MHC of NY (43.0)	15.73	35.14	4.52	17.37	-11.11	10.90	10.90	NM	9.32	19.74
ONFC Oneida Fincl MHC of NY (45.7)	18.08	15.20	18.61	28.98	-6.66	6.20	-10.62	7.83	7.83	11.71
PBHC Pathfinder BC MHC of NY (39.1)	13.18	32.64	5.23	21.67	-16.40	-8.37	-21.91	7.50	7.50	12.90
ROME Rome Bncp Inc MHC of NY (41.6)	2.59	-20.99	11.98	4.13	-12.17	0.82	0.82	14.97	14.97	NM
SKBO Skibo Fin Corp MHC of PA(39.8)(1)	1.73	10.58	-17.18	3.87	0.00	-4.91	-4.91	NM	NM	NM
Mid-West Companies										
JXSB Jcksnville Bcp MHC of IL(45.6)	7.09	37.97	-6.62	6.67	76.98	8.27	10.47	6.73	6.73	11.98
WCFB Wbstr Cty Fed MHC of IA (38.5)	3.79	31.24	-5.48	4.37	0.00	4.26	3.70	20.43	20.43	42.59

(1) Financial information is for the quarter ending December 31, 2002.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

to-assets ratio of 39.2% exceeded the comparable ratio for the Association of 36.4%, as the Peer Group's higher ratio of investment securities more than offset the Association's higher ratio of cash and cash equivalents. Overall, Flatbush Federal's interest-earning assets amounted to 98.3% of assets, which exceeded the comparable Peer Group ratio of 95.5%.

Flatbush Federal's funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Association's deposits equaled 92.5% of assets, which was above the Peer Group average of 74.1%. Deposits constituted the only interest-bearing source of funds utilized by the Association, while the Peer Group supplemented deposits with borrowings equal to 11.6% of assets. Total interest-bearing liabilities maintained by the Association and the Peer Group, as a percent of assets, equaled 92.5% and 85.7%, respectively, with the Peer Group's lower ratio supported by its maintenance of a higher capital position.

A key measure of balance sheet strength for a thrift institution is its interest-earning assets to interest-bearing liabilities ("IEA/IBL") ratio. Presently, the Association's IEA/IBL ratio is less favorable than the Peer Group's ratio, based on respective ratios of 106.3% and 111.4%. The additional capital realized from stock proceeds should serve to strengthen the Association's IEA/IBL ratio, as the interest free capital realized from Flatbush Federal's stock offering is expected to be mostly deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Flatbush Federal's growth rates are based on annualized growth for the fifteen month period ended March 31, 2003, while the Peer Group's growth rates are based on annual growth for the twelve months ended March 31, 2003 or the most recent period available. Flatbush Federal's assets increased at a 5.8% annualized rate, versus an 11.2% asset growth rate posted by the Peer Group. The Peer Group's stronger growth measures were in part supported by acquisition related growth, as BCSB Bankcorp, Oneida Financial and Pathfinder Bancorp completed acquisitions during the twelve month period. Flatbush Federal's asset growth was realized through growth of cash and investments, which included funds redeployed from the pay down of the loan portfolio. Comparatively, asset growth for the Peer Group consisted of cash and investments, as well as loans, with a higher growth rate indicated for cash and investments.

Overall, the Peer Group's asset growth measures would tend to indicate greater earnings growth potential relative to the Association's asset growth measures, given the generally higher yields earned on loans relative to cash and investments and the Peer Group's overall stronger growth of interest-earning assets.

A 5.8% increase in deposits adequately funded Flatbush Federal's asset growth. Acquisition related growth also contributed to the higher deposit and borrowing growth rates indicated for the Peer Group, as the Peer Group posted deposit and borrowing growth rates of 14.4% and 7.8%, respectively. Capital growth rates posted by the Association and the Peer Group equaled 1.1% and 2.8%, respectively. Ordinarily, the Association's lower capital position, as well as the absence of dividend payments and stock repurchases, would support a stronger capital growth rate for the Association. However, those factors were more than offset by the Association's lower return on assets ratio. The Peer Group's slightly negative tangible net worth growth rate reflects the impact of goodwill and intangibles added during the period in connection with the acquisitions that were completed by three of the Peer Group companies.

Income and Expense Components

Table 3.3 displays comparable statements of operations for the Association and the Peer Group, based on earnings for the twelve months ended March 31, 2003, unless otherwise indicated for the Peer Group companies. Flatbush Federal and the Peer Group reported net income to average assets ratios of 0.18% and 0.66%, respectively. A higher level of non-interest operating income, a lower level of operating expenses, a higher level of net gains and a lower effective tax rate accounted for the Peer Group's higher return. The Association's earnings reflected comparative earnings advantages with respect to net interest income and loan loss provisions.

The Association's stronger net interest margin was realized through maintenance of a lower interest expense ratio, which was partially offset by the Peer Group's higher interest income ratio. The Peer Group's higher interest income ratio was realized through earning a higher yield on interest-earning assets (6.20% versus 5.64% for the Association), as the Association maintained a relatively high percentage of its interest-earning assets in very low yielding cash and cash equivalents (16.0% of assets versus 7.6% for the Peer Group). Similarly,

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2003

	Net Interest Income						Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Flatbush Federal S & LA																			
March 31, 2003	0.18	5.47	1.99	3.48	0.00	3.48	0.00	0.00	0.22	0.22	3.40	0.00	0.02	0.00	5.64	2.22	3.42	2,859	44.74
All Public Companies	0.87	5.88	2.73	3.15	0.19	2.96	0.05	0.00	0.52	0.56	2.44	0.02	0.26	-0.01	6.02	3.06	2.95	4,612	34.04
State of NY	1.20	5.79	2.31	3.47	0.10	3.38	0.09	0.00	0.56	0.66	2.48	0.02	0.31	0.00	5.95	2.60	3.34	5,602	36.00
Comparable Group Average	0.66	5.89	2.55	3.33	0.26	3.07	0.03	-0.02	0.55	0.57	2.80	0.01	0.10	0.00	6.20	3.02	3.18	3,293	32.73
Mid-Atlantic Companies	0.61	5.82	2.53	3.29	0.19	3.10	0.02	-0.01	0.59	0.60	2.92	0.01	0.10	0.00	6.15	2.98	3.17	3,288	32.40
Mid-West Companies	0.86	6.14	2.65	3.49	0.55	2.94	0.08	-0.06	0.43	0.44	2.35	0.02	0.10	0.00	6.39	3.17	3.21	3,311	35.10
Comparable Group																			
Mid-Atlantic Companies																			
ALLB Alliance Bank MHC of PA (20.0)	0.26	5.80	2.74	3.06	0.53	2.53	0.00	-0.06	0.30	0.24	2.61	0.00	-0.01	0.00	6.08	3.04	3.04	4,983	NM
BCSB BCSB Bankcorp MHC of MD (36.0)	0.45	6.04	2.94	3.10	0.16	2.95	0.04	0.00	0.13	0.17	2.52	0.00	0.12	0.00	6.20	3.30	2.90	3,879	36.37
GOV Gouverneur Bcp MHC of NY(42.4)	0.75	6.44	2.44	4.00	0.10	3.90	0.00	-0.03	0.26	0.22	2.99	0.00	0.12	0.00	6.62	3.13	3.48	2,887	40.13
GCBC Green Co Bcrp MHC of NY (43.0)	0.95	5.71	1.97	3.74	0.07	3.67	0.00	0.03	1.02	1.05	3.36	0.00	0.01	0.00	5.88	2.25	3.63	3,051	30.89
ONFC Oneida Fincl MHC of NY (45.7)	0.85	5.41	2.39	3.02	0.02	2.99	0.00	0.00	2.00	2.00	4.06	0.02	0.25	0.00	5.93	2.73	3.20	2,779	27.30
PBHC Pathfinder BC MHC of NY (39.1)	0.41	5.60	2.42	3.18	0.47	2.71	0.10	0.00	0.44	0.53	2.92	0.05	0.27	0.00	6.39	2.89	3.51	2,744	24.98
ROME Rome Bncp Inc MHC of NY (41.6)	1.01	6.16	1.80	4.36	0.19	4.17	0.00	0.00	0.45	0.45	3.16	0.00	0.07	0.00	6.41	2.15	4.26	2,691	33.96
SKBO Skibo Fin Corp MHC of PA(39.8)(1)	0.21	5.42	3.52	1.90	0.00	1.90	0.04	0.00	0.09	0.13	1.72	0.00	0.00	0.00	5.67	4.31	1.35	NM	33.13
Mid-West Companies																			
JXSB Jcksnville Bcp MHC of IL(45.6)	0.36	5.89	2.77	3.12	1.02	2.10	0.15	-0.10	0.48	0.53	2.67	0.03	0.20	0.00	6.25	3.06	3.19	2,396	NM
WCFB Wbstr Cty Fed MHC of IA (38.5)	1.36	6.38	2.53	3.85	0.08	3.78	0.00	-0.02	0.38	0.35	2.02	0.00	-0.01	0.00	6.52	3.29	3.23	4,225	35.10

(1) Financial information is for the quarter ending December 31, 2002.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

the Association's lower interest expense ratio was supported by maintaining a lower cost of funds (2.22% versus 3.02% for the Peer Group), which was partially offset by the Peer Group's maintenance of a lower ratio of interest-bearing liabilities as a percent of assets (85.7% versus 92.5% for the Peer Group). Overall, Flatbush Federal and the Peer Group reported net interest income to average assets ratios of 3.48% and 3.33 %, respectively.

In another key area of core earnings strength, the Association maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Association and the Peer Group reported operating expense to average assets ratios of 3.40% and 2.81%, respectively. Consistent with the Association's higher operating expense ratio, Flatbush Federal maintained a comparatively higher number of employees relative to its asset size. Assets per full time equivalent employee equaled $2.9 million for the Association, versus a comparable measure of $3.3 million for the Peer Group. On a post-offering basis, the Association's operating expenses can be expected to increase with the addition of stock benefit plans, with such expenses already impacting the Peer Group's operating expenses. At the same time, the Association's capacity to leverage operating expenses through asset growth has been substantially limited by its relatively low capital ratio. Accordingly, following the increase in capital realized from the infusion of net stock proceeds, the Association will be bettered position to offset increases in operating expenses with asset growth.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Peer Group's earnings strength was greater than the Association's. Expense coverage ratios posted by Flatbush Federal and the Peer Group equaled 1.02x and 1.19x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

Sources of non-interest operating income provided a larger contribution to the Peer Group's earnings, with such income amounting to 0.57% and 0.22% of the Peer Group's and

Flatbush Federal's average assets, respectively. The Association's relatively low earnings contribution realized from non-interest operating income is indicative of its traditional thrift operating strategy, in which diversification into areas that generate revenues from non-interest sources has been fairly limited. Taking non-interest operating income into account in comparing the Association's and the Peer Group's earnings, Flatbush Federal's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 91.9% was less favorable than the Peer Group's efficiency ratio of 71.8%. The Peer Group's more favorable efficiency ratio was realized through earning a higher level of non-interest operating income and maintaining a lower operating expense ratio, which more than Association's higher ratio of net interest income.

Loan loss provisions had a larger impact on the Peer Group's earnings, as only a nominal amount of loss provisions were established by the Association during the twelve month period. Comparatively, loss provisions established by the Peer Group equaled 0.26% of average assets. The higher level of loss provisions established by the Peer Group was consistent with its greater degree of diversification into higher risk types of lending (see Table 3.4).

Net gains realized from the sale of assets were a slightly larger contributor to the Peer Group's earnings, with such gains amounting to 0.10% and 0.02% of average assets for the Peer Group and Flatbush Federal, respectively. Given the generally non-recurring nature of gains and losses resulting from the sale of loans, investments and other assets, the net gains reflected in the Association's and the Peer Group's earnings will be discounted in evaluating the relative strengths and weaknesses of their respective earnings. Extraordinary items were not a factor in either the Association's or the Peer Group's earnings.

Taxes were a larger factor in the Association's earnings, reflecting the relatively high effective tax rate that is applicable to a New York City based institution.

<u>Loan Composition</u>

Table 3.4 presents data related to the Association's and the Peer Group's loan portfolio compositions and investment in mortgage-backed securities. The Association's loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of March 31, 2003

Institution	Portfolio Composition as a Percent Assets								
	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
Flatbush Federal S & LA	1.32	54.25	3.23	4.86	0.64	0.24	39.90	1,008	0
All Public Companies	12.98	38.20	4.44	14.72	4.13	3.79	59.32	632,479	5,560
State of NY	15.42	34.25	1.15	19.31	3.23	3.00	57.43	944,400	6,145
Comparable Group Average	12.92	35.14	1.24	10.10	6.37	4.10	54.21	27,745	149
Comparable Group									
ALLB Alliance Bank MHC of PA (20.0)	6.65	18.92	3.38	27.93	1.03	1.07	58.43	0	0
BCSB BCSB Bankcorp MHC of MD (36.0)	14.49	37.40	1.60	9.16	14.07	0.91	55.36	10,623	0
GOV Gouverneur Bcp MHC of NY(42.4)	11.68	46.25	0.73	4.57	12.15	1.25	50.91	0	0
GCBC Green Co Bcrp MHC of NY (43.0)	13.02	43.88	1.05	4.58	2.26	1.90	49.51	0	0
JXSB Jcksnville Bcp MHC of IL(45.6)	1.09	31.34	0.86	7.67	6.80	8.42	59.92	153,439	1,111
ONFC Oneida Fincl MHC of NY (45.7)	9.00	23.31	0.00	2.15	9.72	12.54	62.96	69,648	188
PBHC Pathfinder BC MHC of NY (39.1)	8.90	46.49	1.55	10.92	1.51	4.77	63.55	40,720	194
ROME Rome Bncp Inc MHC of NY (41.6)	2.66	30.55	0.59	20.94	13.05	6.55	67.05	3,001	0
SKBO Skibo Fin Corp MHC of PA(39.8)(1)	59.12	12.18	0.00	9.85	0.29	3.56	26.12	16	0
WCFB Wbstr Cty Fed MHC of IA (38.5)	2.54	61.10	2.59	3.25	2.86	0.00	48.28	0	0

(1) Financial information is for the quarter ending December 31, 2002.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

mortgage-backed securities than maintained by the Peer Group (55.6% versus 48.1% for the Peer Group). The Association's higher ratio was attributable to maintaining a higher concentration of 1-4 family loans, as the Peer Group maintained a higher ratio of mortgage-backed securities compared to the Association. Given the Association's general philosophy of retaining all loan originations for investment, loans serviced for others necessarily represented a more significant off-balance sheet item for the Peer Group. However, the Peer Group's relatively low average balance of loans serviced for others of $27.7 million implies that the Peer Group companies have also emphasized originating loans for investment. The Peer Group's balance of loans serviced for others translated into a modest balance of servicing intangibles, as servicing assets equaled 0.05% of the Peer Group's assets.

Diversification into higher risk types of lending was more significant for the Peer Group companies on average. Commercial real estate/multi-family loans represented the most significant area of diversification for the Peer Group (10.1% of assets), followed by commercial business loans (6.4% of assets). The Association's lending diversification consisted primarily of commercial real estate/multi-family loans and construction/land loans, with those portfolios equaling 4.9% and 3.2% of assets, respectively. Construction/land loans accounted for the only lending area where the Association maintained a greater degree of lending diversification than the Peer Group. The Peer Group's more significant diversification into higher risk types of lending translated into a higher risk-weighted assets-to-assets ratio than maintained by the Association (54.21% versus 39.90% for the Association).

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Association versus the Peer Group companies. In terms of balance sheet composition, Flatbush Federal's interest rate risk characteristics were considered to be less favorable than the Peer Group's, as implied by the Association's lower equity-to-assets and IEA/IBL ratios. A lower level of non-interest earning assets represented an advantage for the Association with respect to limiting interest rate risk associated with the balance sheet. On a pro forma basis, the infusion of stock proceeds should serve to provide the Association Company with balance sheet

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of March 31, 2003 or Most Recent Date Available

Institution	Balance Sheet Measures: Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	Quarterly Change in Net Interest Income (change in net interest income is annualized in basis points): 03/31/03	12/31/02	09/30/02	06/30/02	03/31/02	12/31/01
Flatbush Federal S & LA	6.0	106.3	1.7	-16	-58	-14	10	14	NA
All Public Companies	9.8	108.8	4.2	-8	-6	-3	5	3	11
State of NY	9.8	109.6	5.2	-2	-6	-2	8	8	19
Comparable Group Average	11.9	111.7	4.6	-5	-8	3	13	-2	7
Comparable Group									
ALLB Alliance Bank MHC of PA (20.0)	9.4	105.9	4.9	-9	21	-4	21	-12	-7
BCSB BCSB Bankcorp MHC of MD (36.0)	6.9	107.9	2.7	-3	-31	34	7	10	2
GOV Gouverneur Bcp MHC of NY(42.4)	20.0	124.0	3.1	22	-51	9	12	33	7
GCBC Green Co Bcrp MHC of NY (43.0)	11.6	110.8	2.7	4	-13	-4	2	1	10
JXSB Jcksnville Bcp MHC of IL(45.6)	6.7	104.5	5.5	-1	-16	-11	22	-19	-15
ONFC Oneida Fincl MHC of NY (45.7)	8.6	103.7	9.0	-5	6	13	19	-20	8
PBHC Pathfinder BC MHC of NY (39.1)	5.7	103.5	7.3	NA	NA	-11	-12	2	21
ROME Rome Bncp Inc MHC of NY (41.6)	14.1	113.9	4.2	-16	51	-5	29	-41	47
SKBO Skibo Fin Corp MHC of PA(39.8)(1)	15.0	116.3	4.3	NA	-25	-17	5	12	-26
WCFB Wbstr Cty Fed MHC of IA (38.5)	21.1	126.9	1.9	-30	-17	23	25	16	19

(1) Financial information is for the quarter ending December 31, 2002.
NA-Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

measures for interest rate risk that are more comparable to the Peer Group's ratios, although the Association's pro forma capital position will remain lower than the Peer Group's equity-to-assets ratio.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Flatbush Federal and the Peer Group. In general, the more significant volatility reflected in the quarterly changes in the Association's net interest income ratios implies that a greater degree of interest rate risk was associated with Flatbush Federal's net interest margin, based on the interest rate environment that prevailed during the period covered in Table 3.5. The stability of the Association's net interest margin should be enhanced by the infusion of stock proceeds, since interest rate sensitive liabilities will be funding a lower portion of the Association's assets.

Credit Risk

Overall, the credit risk associated with the Association's loan portfolio was considered to be less than the Peer Group's, as implied by the Association's more favorable credit quality measures for non-performing loans and less significant diversification into higher risk types of lending. As shown in Table 3.6, Flatbush Federal's ratio of non-performing assets and accruing loans that are more than 90 days past due as a percent of assets was less than the comparable Peer Group ratio (0.37% versus 0.85% for the Peer Group). Likewise, Flatbush Federal's non-performing loans-to-loans ratio, which does not include accruing loans that are more than 90 days past_due, was lower than the Peer Group's ratio (0.58% versus 1.35% for the Peer Group). The Association's credit risk exposure was also considered to be more favorable with respect to the less significant impact of net charge-offs recorded for the twelve month period, as net loan charge-offs equaled 0.02% and 0.26% of net loans receivable for the Association and the Peer Group, respectively. However, the greater credit risk exposure implied by the Peer Group's less favorable credit quality measures was somewhat offset by the Peer Group's maintenance of stronger reserve ratios, as the Peer Group maintained a significantly higher level of loss reserves as a percent of non-performing assets and accruing loans that are more than 90 days past due

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of March 31, 2003 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Flatbush Federal S & LA	*0.00*	*0.37*	*0.58*	*0.20*	*34.65*	*33.78*	*20*	*0.02*
All Public Companies	0.11	0.69	0.89	1.06	214.25	176.86	357	0.18
State of NY	0.06	0.45	0.65	1.18	286.66	210.56	499	0.13
Comparable Group Average	0.14	0.85	1.35	1.06	205.45	161.35	115	0.26
Comparable Group								
ALLB Alliance Bank MHC of PA (20.0)	0.40	2.98	4.74	1.86	39.30	31.52	0	0.00
BCSB BCSB Bankcorp MHC of MD (36.0)	0.06	0.18	0.20	0.55	281.47	189.33	319	0.33
GOV Gouverneur Bcp MHC of NY(42.4)	0.18	0.75	0.88	1.17	133.94	102.01	23	0.16
GCBC Green Co Bcrp MHC of NY (43.0)	0.02	0.15	0.23	0.85	360.65	306.30	59	0.18
JXSB Jcksnville Bcp MHC of IL(45.6)	0.26	1.64	2.22	1.78	80.33	58.25	294	0.84
ONFC Oneida Fincl MHC of NY (45.7)	0.01	0.12	0.23	1.06	458.26	414.15	121	0.24
PBHC Pathfinder BC MHC of NY (39.1)	0.52	1.15	0.98	0.83	84.17	46.49	72	0.16
ROME Rome Bncp Inc MHC of NY (41.6)	0.00	0.43	NA	0.90	NA	154.87	228	0.49
SKBO Skibo Fin Corp MHC of PA(39.8)(1)	0.00	NA	NA	1.06	NA	NA	0	0.00
WCFB Wbstr Cty Fed MHC of IA (38.5)	0.00	0.23	NA	0.52	NA	149.19	34	0.19

(1) Financial information is for the quarter ending December 31, 2002.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

(161.4% versus 33.8% for the Association) and a significantly higher level of reserves as a percent of loans (1.06% versus 0.20% for the Association).

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Flatbush Federal. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine Flatbush Federal's estimated pro forma market value for purposes of pricing the minority stock. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Association and the Peer Group, and determination of the Association's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution. The FDIC, state banking agencies and other Federal agencies have endorsed the OTS appraisal guidelines as the appropriate guidelines involving mutual-to-stock conversions. As previously noted, the appraisal guidelines for MHC offerings is somewhat different, particularly in the Peer Group selection process. Specifically, the regulatory agencies have indicated that the Peer Group should be based on the pro forma fully-converted pricing characteristics of publicly-traded MHCs, rather than on already fully-converted publicly-traded stock thrifts, given the unique differences in stock pricing of MHCs and fully-converted stock thrifts. Pursuant to this methodology: (1) a peer group of comparable publicly-traded MHC institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) the pro forma market value of the subject company is determined based on the market pricing of the peer group, subject to certain valuation adjustments based on key differences. In addition, the pricing characteristics of recent conversions and MHC offerings must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed conversions and stock offerings of comparable MHCs, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions and MHC transactions, cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the MHC process, RP Financial will: (1) review changes in the Association's operations and financial condition; (2) monitor the Association's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending MHC offerings, and to a lesser extent, standard conversion offerings, both regionally and nationally. If material changes should occur prior to close of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Association and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Flatbush Federal's value, the market value of the stocks of public MHC institutions, or Flatbush Federal's value alone. To the extent a change in factors impacting the

Association's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Association and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Association relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of Flatbush Federal coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Association's and the Peer Group's financial strength are noted as follows:

- Overall A/L Composition. Loans funded by retail deposits were the primary components of both Flatbush Federal's and the Peer Group's balance sheets. Flatbush Federal's interest-earning asset composition exhibited a higher concentration of loans, while the Peer Group's loan portfolio composition reflected a greater degree of diversification into higher risk and higher yielding types of loans. The Peer Group's more notable diversification into higher risk types of loans translated into a higher risk weighted assets-to-assets ratio than maintained by the Association. Flatbush Federal's funding composition reflected a higher concentration of deposits and a lower concentration of borrowings than the comparable Peer Group ratios. Overall, as a percent of assets, the Association maintained a higher level of interest-earning assets and a higher level of interest-bearing liabilities than indicated for the Peer Group, which resulted in a lower IEA/IBL ratio for the Association. The infusion of stock proceeds should serve to increase the Association's IEA/IBL ratio and, thus, narrow the comparative advantage currently indicated in the Peer Group's IEA/IBL ratio. For valuation purposes, RP

Financial concluded no adjustment was warranted for the Association's overall asset/liability composition.

- Credit Quality. The Association maintained lower ratios of non-performing assets-to-assets and non-performing loans-to-loans. Reserve coverage ratios were significantly stronger for the Peer Group, both as a percent of loans and as a percent of non-performing loans. Net loan charge-offs were more significant for the Peer Group and the Peer Group maintained a higher risk weighted assets-to-assets ratio. Overall, in comparison to the Peer Group, the Association's measures imply a lower degree of credit exposure and, thus, RP Financial concluded that a slight upward adjustment was warranted for the Association's credit quality.

- Balance Sheet Liquidity. The Association operated with a slightly lower balance of cash and investment securities relative to the Peer Group (36.4% of assets versus 39.2% for the Peer Group). However, the Association was considered to have ample liquidity, given its relatively high balance of cash and cash equivalents and its ratio of cash and investments ratio will increase with the deployment of proceeds into investments. Flatbush Federal's future borrowing capacity was considered to be slightly greater than the Peer Group's, in light of the higher level of borrowings maintained by the Peer Group; however, both the Association and the Peer Group were considered to have ample borrowing capacities. Overall, balance sheet liquidity for the Association and the Peer Group were not viewed as being materially different and, thus, RP Financial concluded that no adjustment was warranted for the Association's balance sheet liquidity.

- Funding Liabilities. Retail deposits served as the only interest-bearing source of funds for the Association, while the Peer Group supplemented deposits with a limited amount of borrowings. The Association's funding composition provided for a lower cost of funds, which was somewhat offset by the Peer Group's lower level of interest-bearing liabilities maintained as a percent of assets. Following the stock offering, the increase in Flatbush Federal's capital position should serve to lower the Association's level of interest-bearing liabilities to a ratio that is more comparable to the Peer Group's ratio. For purposes of this valuation, RP Financial concluded that a slight upward adjustment was warranted for Flatbush Federal's funding composition.

- Capital. The Association's equity-to-assets ratio of 6.0% is currently well below the comparable Peer Group ratio of 12.6%. While the Association's capital position will be strengthened by the infusion of net proceeds realized from the minority stock offering, the Peer Group's current equity-to-ratio will continue to exceed Flatbush Federal's pro forma equity-to-assets ratio. The Peer Group's higher pro forma capital position implies greater leverage capacity, lower dependence on interest-bearing liabilities to fund assets and a greater capacity to absorb unanticipated losses. Overall, RP Financial concluded that a moderate downward adjustment was warranted for the Association's pro forma capital position.

On balance, Flatbush Federal's pro forma balance sheet strength was considered to be comparable to the Peer Group's, as the Association's slightly more favorable credit quality and funding composition measures were considered to be substantially negated by the Peer Group's stronger capital position.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Association recorded notably lower earnings on a ROAA basis (0.18% of average assets versus 0.66% for the Peer Group). A higher level of non-interest operating income, a lower level of operating expenses and a lower effective tax rate supported the higher return posted by the Peer Group. A stronger net interest margin and a lower level of loss provisions represented earnings advantages for the Association. The Association's pro forma return on average assets should improve through the reinvestment of stock proceeds into interest-earning assets. Following the infusion of stock proceeds, the Association will also be in a better position to increase earnings through balance sheet growth, which would also serve to somewhat offset the increase in operating expenses that will result from the implementation of the stock benefit plans. Overall, the differences between the Association's and the Peer Group's reported earnings were considered to be representative of the Peer Group's stronger earnings. Accordingly, RP Financial concluded that the Association's less favorable reported earnings warranted a significant downward adjustment for valuation purposes.

- Core Earnings. The Association's and the Peer Group's earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Association operated with a higher net interest margin, a higher operating expense ratio and a lower level of non-interest operating income. The Association's higher net interest margin and higher level of operating expenses translated into a lower expense coverage ratio (1.02x versus 1.19x for the Peer Group). The Peer Group's lower level of operating expenses and higher level of non-interest operating income also provided for a more favorable efficiency ratio (71.8% versus 91.9% for the Association). Loss provisions had a larger impact on the Peer Group's earnings, which was consistent with the Peer Group's slightly less favorable credit quality measures and greater diversification into higher risk types of lending. Overall, these measures, as well as the expected earnings benefits the Association should realize from the redeployment of stock proceeds into interest-earning assets, which will somewhat be negated by expenses associated with the stock benefit plans, indicated that the Peer Group's core earnings were more favorable than the Association's and a moderate downward adjustment was warranted for the Association's core earnings.

- Interest Rate Risk. Quarterly changes in the Association's and the Peer Group's net interest income to average assets ratios indicated that a higher degree of volatility was associated with the Association's net interest margin. The Peer Group's stronger capital and IEA/IBL ratios, which was partially offset by the Association's lower level of non-interest earning assets, implied a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the Association's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and should reduce the current advantages indicated for the Peer Group's ratios. Overall, RP Financial concluded that the interest rate risk associated with the Association's earnings was greater than the Peer Group's earnings interest rate risk exposure and a slight downward valuation adjustment was necessary for this factor.

- Credit Risk. Loan loss provisions were a larger factor in the Peer Group's earnings, as only a nominal amount of loss provisions were established by the Association for the twelve months ended March 31, 2003. In terms of future exposure to credit quality related losses, the Association's and the Peer Group's credit quality measures generally implied a comparable degree of earnings credit risk exposure. In particular, the lower earnings credit risk associated with the Association's lower ratios of non-performing assets and non-performing loans was considered to be offset by the lower earnings credit risk associated with the Peer Group's significantly stronger reserve coverage ratios as a percent of loans and non-performing loans. Overall, RP Financial concluded that no adjustment was warranted for this factor.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Peer Group's recent historical balance sheet growth has been stronger than the Association's. Second, trends in interest-earning asset composition suggest stronger earnings growth potential for the Peer Group, as the Association's growth has consisted of lower yielding cash and investments partially offset by shrinkage of the loan portfolio. Comparatively, asset growth for the Peer Group has been realized in cash and investment as well as higher yielding loans. Lastly, the infusion of stock proceeds will increase the Association's earnings growth potential with respect to leverage capacity. Overall, the Association's earnings growth potential appears to be less favorable than that of the Peer Group's, and, thus, we concluded that a slight downward adjustment was warranted for this factor.

- Return on Equity. The Association's significantly lower return on assets ratio will also result in a return on equity ratio that is below the Peer Group average. In view of the lower capital growth rate that will be imposed by Flatbush Federal's lower return on equity, we concluded that a moderate downward adjustment was warranted for the Association's ROE.

Overall, the Association's less favorable reported and core earnings, higher interest rate risk exposure, less favorable earnings growth potential and expected lower return on equity warranted a moderate downward adjustment for profitability, growth and viability of earnings.

3. Asset Growth

Flatbush Federal's asset growth was less than the Peer Group's during the period covered in our comparative analysis (5.8% versus 11.2% for the Peer Group). Additionally, the Peer Group's recent interest-earning asset growth has included higher yielding loan growth, while the Association's interest-earning asset growth has consisted solely of lower yielding cash and investments with such growth in part attributable to funds redeployed from the pay down of the loan portfolio. On a pro forma basis, the Association's tangible equity-to-assets ratio will remain below the Peer Group's ratio, indicating a continuance of greater leverage capacity for the Peer Group. On balance, we believe a moderate downward adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Operating in New York City, the Association serves a highly urbanized market area. The dense population of the market area served by the Association is viewed as conducive for supporting loan and deposit growth opportunities, but at the same time the Association's New York City location equates to significant competition for loans and deposits from larger financial institutions who provide a broader array of services and have significantly larger branch networks than maintained by the Flatbush Federal. The Association's market area includes a high percentage of low-to-moderate income households, as indicated by Kings County's relatively low per capita income measure.

Overall, the markets served by the Peer Group companies were viewed as less favorable with respect to supporting growth opportunities, based on the population growth rates and population densities of the markets served by the Peer Group companies (see Exhibit III-3). However, the Peer Group companies also faced considerably less competition than the

Association, as indicated by the significantly higher deposit market share that was maintained by the Peer Group companies on average (15.9% versus 0.4% for the Association). As shown in Table 4.1, April 2003 unemployment rates for the markets served by the Peer Group companies were all lower than the unemployment rate indicated for Kings County. On balance, we concluded that a slight downward adjustment was appropriate for the Association's market area.

Table 4.1
Market Area Unemployment Rates
Flatbush Federal and the Peer Group Companies(1)

	County	April 2003 Unemployment
Flatbush Federal - NY	Kings	8.9%
The Peer Group		
Alliance Bank MHC – PA	Delaware	4.9%
BCSB Bankcorp MHC – MD	Baltimore	7.5
Gouverneur Bancorp MHC - NY	St. Lawrence	7.8
Greene Co. Bancorp MHC - NY	Greene	4.6
Jacksonville SB MHC - IL	Morgan	4.7
Oneida Financial MHC – NY	Madison	5.8
Pathfinder Bancorp MHC - NY	Oswego	7.5
Rome Bancorp MHC - NY	Oneida	4.7
Skibo Financial Corp. MHC - PA	Allegheny	4.8
Webster City Fed Bancorp MHC – IA	Hamilton	3.7

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

The Association has indicated that it will not initially pay dividends on the shares of common stock. Any future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.36% to 4.55%. The average dividend yield on the stocks of the Peer

Group institutions equaled 2.61% as of June 13, 2003. As of June 13, 2003, approximately 91% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.23%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

Our valuation adjustment for dividends for Flatbush Federal as an MHC also considered the regulatory policy with regard to waiver of dividends by the MHC. Under current policy, any waiver of dividends by an FDIC regulated MHC requires that the minority stockholders' ownership interest be reduced in a second-step conversion to reflect the cumulative waived dividend account. Comparatively, no adjustment for waived dividends is required for OTS regulated companies in a second-step conversion. As an MHC operating under OTS regulation, the Association will be subject to the same regulatory dividend policy as a large majority of the Peer Group companies (eight of the Peer Group companies operate under OTS regulation). Accordingly, we believe that to the extent Flatbush Federal's pro forma market value would be influenced by the OTS' dividend policy regarding MHC institutions, it has been sufficiently captured in the pricing of the Peer Group companies.

The Association's stated intention to initially forego payment of a dividend combined with a dividend paying capacity that is less than the Peer Group's, based on pro forma capitalization and profitability, warranted a slight downward adjustment for purposes of this valuation.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Nine of the Peer Group members trade on the NASDAQ system and one Peer Group company trades on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to public shareholders (i.e., excluding the majority ownership interest owned by the respective MHCs) ranged from $9.9 million to $59.4 million as of June 13, 2003, with average and median market values of $23.9 million and $16.8 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 688,000 to 2.2 million, with average and median shares outstanding of 1.2 million and 993,000, respectively. The Association's minority stock offering is expected to result in shares outstanding that will be comparable to or slightly less than Peer Group's median and average, while the Association's market capitalization will be below the range of market capitalizations indicated for the Peer Group. Accordingly, we anticipate that the liquidity in the Association's stock will be less compared to most of the Peer Group companies' stocks. Additionally, it is anticipated that the Association's stock will not be listed on NASDAQ or an Exchange, which would further reduce the liquidity in the Association's stock. Overall, we concluded a slight downward adjustment was warranted for this factor.

7. Marketing of the Issue

Three separate markets exist for thrift stocks: (1) the after-market for public companies, both fully-converted stock companies and MHCs, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the thrift acquisition market. All three of these markets were considered in the valuation of the Association's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. Investor pessimism provided for a sell-off in stocks in early-June 2002, reflecting political turmoil abroad, concerns over corporate scandals and more disappointing earnings news from market leaders. Stocks jumped higher on oversold conditions in mid-June, but the rally was brief. Both the Dow Jones Industrial Average ("DJIA") and NASDAQ Composite Index ("NASDAQ") established new lows for 2002 during the week ended June 21, 2002, as a fresh batch of corporate earning warnings and the ongoing conflict in the Middle East further eroded investor confidence. Discovery of a $3.8 billion accounting error by WorldCom and nervousness about second quarter earnings heightened the sell-off at the close of the second quarter.

In early-July 2002, bargain hunters provided a boost to stocks following the prolonged sell-off, despite news that the nation's unemployment rate edged up to 5.9% in June. The rally was not sustained, as worries about second quarter earnings and corporate accounting practices pushed market indices to new lows for the year in mid-July. A lack of investor confidence and indications that the nation's economic recovery was weaker than previously believed extended the general downward trend through the balance of July, with July marking the fourth consecutive down month for the DJIA. Weak economic data provided for further declines in stocks in early-August, but the downward trend was reversed on growing speculation of a rate cut by the Federal Reserve and news of a proposed $30 billion bailout for Brazil's financial crisis. In mid-August, the Federal Reserve's decision to leave interest rates unchanged prompted a sharp one-day sell-off in the broader market, which was followed by a sharp one-day increase in the major indexes on technical factors as investors took profits in bonds and shifted some money into stocks. The DJIA closed above 9000 in late-August, as stocks continued to rebound from oversold conditions in July. However, after five consecutive weekly gains in the DJIA, blue chip stocks declined in the last week of August on profit taking and cautious comments from bellwether technology stocks.

The broader stock market experienced heavy selling pressure in September 2002, which was attributable to third quarter earning warnings from a broad spectrum of companies, economic data signaling a slowing economic recovery and the growing threat of a war in Iraq. The sell-off in the broader stock market continued into the fourth quarter, with looming fears of a war with Iraq and worsening corporate profits pushing the DJIA to its lowest close in five years in early-October 2002. Stocks rebounded on technical factors in mid-October, as the DJIA posted a weekly gain after six consecutive weeks of decline. The rally in the broader stock market continued through the balance of October, reflecting more attractive valuations following the third quarter sell-off and some upbeat third quarter earnings news by some blue chip stocks. After six consecutive months of decline, the DJIA was up 10.6% for the month of October.

The rebound in the broader stock market that began in October 2002 continued into early-November, as the Federal Reserve cut short-term interest rates by a larger-than-expected half a percentage point. Following eight consecutive weeks of gains, the DJIA declined during the first two weeks of December, as mounting concerns over geopolitical tensions overshadowed better-than-expected economic data. The broader market recovered slightly in mid-December, despite growing concerns of how strongly business would rebound in 2003 and escalating war talk with Iraq. Downbeat economic data and war concerns pulled stocks lower at the close of 2002, with the DJIA positing its worst year since 1977 closing down 16.8% for the year.

Stocks surged higher at the start of the new year, with data showing December manufacturing activity stronger than expected. Favorable expectations for the government's economic stimulus package supported further gains in the market, although early indications of mixed earnings for the fourth quarter and ongoing geopolitical concerns served to temper the rally in mid-January. The strong gains posted at the beginning of 2003 were wiped out in late-January, as disappointing fourth quarter earnings and the looming war with Iraq pulled the broader market lower. War fears and the uncertain outlook for the economy continued to weigh down stocks through most of February and into early-March, as blue chip stocks dropped to a five month low during the first week of March. Comparatively, the commencement of war with Iraq produced a rally in the stock market, amid initial expectations that a conflict in Iraq would end quickly. However, the rally was not sustained, as stocks declined at the close of the first quarter on renewed worries about the economy and fears that the war in Iraq could be longer and more difficult than investors had anticipated.

Stocks rebounded at the start of the second quarter on news of U.S. war successes in Iraq. As investors shifted their focus from the war to first quarter earnings, the broader stock market settled into a narrow trading in mid-April 2003 and then rallied higher through the end of April and into early-May. Generally better than expected first quarter earnings and increasing investor optimism that the end of the war with Iraq would lead to a recovery in the economy and corporate profits supported the rally. Technology stocks posted the strongest gains during the rally, as the NASDAQ moved to five month high in early-May. The positive trend in stocks continued through most of May and into early-June, as the DJIA moved above 9000 on investor optimism that low interest rates, the tax-cut plan and improving consumer confidence would boost the economy. The broader stock market experienced a mild set back followings an earnings warning from Motorola and news of a shake-up in Freddie Mac's s top management due to accounting concerns, but then recovered on growing expectations that the Federal Reserve would cut rates further to stimulate the economy. As an indication of the general trends in the nation's stock markets over the past year, as of June 13, 2003, the DJIA closed at 9117.12, a decline of 3.8% from one year earlier, while the NASDAQ Composite Index stood at 1626.49, an increase of 8.1% over the same time period. The Standard & Poors 500 Index closed at 988.61 on June 13, 2003, a decline of 1.9% from a year ago.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have outperformed the broader market. While the broader market experienced extensive selling pressure in early-June 2002, the decline in thrift issues was relatively mild as investors continued to be attracted to the generally more stable performance characteristics of thrift stocks. However, thrifts experienced more extensive selling pressure at the beginning of the third quarter of 2002, as the downturn in broader market weighed on thrift issues as well. Lower interest rates, second quarter earnings that generally met expectations and acquisition speculation in certain regional markets supported a recovery in thrift prices in late-July. After stabilizing during early-August, thrift issues eased higher in conjunction with the broader indexes in mid-August. Thrift issues traded in a narrower range during the balance of August and into early-September, thereby sustaining solid gains for 2002 and significantly outperforming the broader market indexes. A third quarter earnings warning by Astoria Financial Corp. had a negative ripple effect throughout the thrift sector in mid-September 2002, particularly the large-cap issues. Astoria Financial Corp. warned that third quarter earnings would come in below expectations, which was attributable to the sustained low interest rate environment that resulted in higher than expected prepayments in both its mortgage lending and MBS portfolios. Thrift issues settled into a narrow trading range at the end of third quarter, as a number of the larger publicly-traded thrifts reaffirmed third quarter earnings targets.

Third quarter earnings warnings by some of the large banks contributed to a decline in thrift stocks at the beginning of the fourth quarter 2002. However, thrift stocks bounced back in mid-October, reflecting generally favorable third quarter earnings reports from the thrift sector. The gains recorded in thrift issues in October were sustained into-early November, which was supported by the rally in the broader stock market and growing speculation that the Federal Reserve would cut rates in November. Despite the larger than expected rate cut by the Federal Reserve, thrift stocks eased lower in mid-November. The downward pressure in thrift issues was attributable to concerns about potential margin compression and mortgage servicing rights impairment resulting from the decline in market interest rates. Thrift issues recovered in late-November, as financial stocks participated in the broader market rally and then settled into a narrow trading range in December reflecting the lack of meaningful news in the financial sector and an uncertain outlook for 2003.

Financial stocks participated in the broader market rally at the beginning of the new year, particularly those with relatively high dividend yields in light of the elimination of dividend taxation set forth in the government's economic stimulus package. Despite generally favorable fourth quarter earnings, thrift issues eased lower in late-January 2003. Thrift issues traded in a narrow range throughout February and into mid-March, thereby outperforming the broader market. The stronger performance exhibited by thrift stocks continued to supported by the relatively low risk characteristics associated with residential lenders, as well as the general earnings benefit realized by the thrift sector from operating in a low interest rate environment with a relatively steep yield curve. Thrift stocks remained fairly stable at close of the first quarter, exhibiting far less volatility compared to the boarder stock market that produced dramatic day-to-day swings as investors reacted to the most recent news on the war's direction.

Thrift stocks eased higher at the beginning of the second quarter of 2003, as positive news on the war with Iraq lifted stocks in general. First quarter earnings that were generally in-line with expectations sustained the positive trend in thrift issues through early-May, as thrift stocks participated in the broader stock market rally. With the exception of acquisition-related price movements, thrift stocks settled into a narrow trading range in mid-May. Thrift stocks participated in the broader market rally in late-May and early-June, largely on the basis of recent deal activity in the thrift sector and some favorable economic data. Freddie Mac's management shake-up had a negative ripple effect throughout the thrift sector, but the pullback was only temporary as thrift issues recovered in conjunction with the broader market. On June 13, 2003, the SNL Index for all publicly-traded thrifts closed at 1,288.0, an increase of 16.5% from one year ago. The SNL MHC Index closed at 1,975.1 on June 13, 2003, an increase of 25.1% from one year ago.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Association's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB ratio often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Thrift offerings completed in 2003 have generally been well received, although investors have taken a more cautious approach to converting thrift issues as most of the recent offerings have not been oversubscribed. As shown in Table 4.2, Rantoul Savings Bank of Illinois ("Rantoul") was the only standard conversion offering that has been completed during the past three months. Rantoul 's offering closed slightly below the midpoint of the valuation range, with a closing pro forma price/tangible book ratio of 61.9%. Given the small size of the offering ($1.9 million of gross proceeds) and the absence of an active trading market for Rantoul's stock, the technical analysis regarding recent conversions was discounted somewhat for purposes of the Association's valuation analysis.

C. The Acquisition Market

Also considered in the valuation was the potential impact on Flatbush Federal's stock price of recently completed and pending acquisitions of other savings institutions operating in New York. As shown in Exhibit IV-4, there were 12 New York thrift acquisitions completed from 2000 through year-to-date 2003, and there is currently one acquisition pending of a New York savings institution. To the extent that acquisition speculation may impact the Association's valuation, we have largely taken this into account in selecting companies which operate in the MHC form of ownership, five of which are based in New York. Accordingly, the Peer Group companies are considered to be subject to the same type of acquisition speculation that may influence Flatbush Federal's trading price.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for MHC shares and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

Flatbush Federal's management team appears to have experience and expertise in all of the key areas of the Association's operations. Exhibit IV-5 provides summary resumes of Flatbush Federal's Board of Directors and senior management. While the Association does not

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans		Insider Purchases		Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:					
Institution	State	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog. Plans (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
Rantoul First Bank, s.b.	IL	4/2/03	RFBK-OTC	$ 31	5.84%	1.45%	104%	$ 1.9	100%	95%	20.0%	NA	NA	8.0%	4.0%	8.4%	0.00%	61.9%	NM	6.0%	-1.8%	9.7%	-18.2%	$10.00	$11.51	15.1%	$12.00	20.0%	$12.35	23.5%
Averages - Standard Conversions:				$ 31	5.84%	1.45%	104%	$ 1.9	100%	95%	20.0%	N.A.	N.A.	8.0%	4.0%	8.4%	0.00%	61.9%	NM	6.0%	-1.8%	9.7%	-18.2%	$10.00	$11.51	15.1%	$12.00	20.0%	$12.35	23.5%
Medians - Standard Conversions:				$ 31	5.84%	1.45%	104%	$ 1.9	100%	95%	20.0%	N.A.	N.A.	8.0%	4.0%	8.4%	0.00%	61.9%	NM	6.0%	-1.8%	9.7%	-18.2%	$10.00	$11.51	15.1%	$12.00	20.0%	$12.35	23.5%
Second Step Conversions																														
None in Last Three Months																														
Mutual Holding Companies(6)																														
None in Last Three Months																														
Averages - All Conversions:				$ 31	5.84%	1.45%	104%	$1.9	100%	95%	20.0%	NA	NA	8.0%	4.0%	8.4%	0.00%	61.9%	NM	6.0%	-1.8%	9.7%	-18.2%	$10.00	$11.51	15.1%	$12.00	20.0%	$12.35	23.5%
Medians - All Conversions:				$ 31	5.84%	1.45%	104%	$1.9	100%	95%	20.0%	NA	NA	8.0%	4.0%	8.4%	0.00%	61.9%	NM	6.0%	-1.8%	9.7%	-18.2%	$10.00	$11.51	15.1%	$12.00	20.0%	$12.35	23.5%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously converted to commercial bank charter.
(8) Converted to a commercial bank charter.

June 13, 2003

have the resources to develop a great deal of management depth, given its asset size and the impact it would have on operating expenses, management and the Board have been effective in implementing an operating strategy that can be well managed by the Association's present organizational structure. Flatbush Federal currently does not have any executive management positions that are vacant.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a federally-insured savings and loan association operating in the MHC form of ownership, Flatbush Federal will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Association's pro forma regulatory capital ratios. The one difference noted between Flatbush Federal and the small minority of Peer Group companies that operate as FDIC regulated institutions was in the area of regulatory policy regarding dividend waivers (see the discussion above for "Dividends"). Since this factor was already accounted for in the "Dividends" section of this appraisal, no further adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Association's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	Moderate Downward
Primary Market Area	Slight Downward
Dividends	Slight Downward
Liquidity of the Shares	Slight Downward
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Basis of Valuation - Fully-Converted Pricing Ratios

As indicated in Chapter III, the valuation analysis included in this section places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) no opportunity for public shareholders to exercise voting control; (3) the potential pro forma impact of second-step conversions on the pricing of MHC institutions; (4) the regulatory policies regarding the dividend waiver policy by MHC institutions; and (5) the middle-tier structure maintained by most MHCs facilitates the ability for stock repurchases. The above characteristics of MHC shares have provided MHC shares with different trading characteristics versus fully-converted companies. To account for the unique trading characteristics of MHC shares, RP Financial has placed the financial data and pricing ratios of the Peer Group on a fully-converted basis to make them comparable for valuation purposes. Using the per share and pricing information of the Peer Group on a fully-converted basis accomplishes a number of objectives. First, such figures eliminate distortions that result when trying to compare institutions that have different public ownership interests outstanding. Secondly, such an analysis provides ratios that are comparable to the pricing information of fully-converted public companies, and more importantly, are directly applicable to determining the pro forma market value range of the 100% ownership interest in Flatbush Federal as an MHC. Lastly, such an analysis allows for consideration of the potential dilutive impact of dividend waiver policies adopted by the Federal agencies. This technique is validated by the investment community's evaluation of MHC pricing, which also incorporates the pro forma impact of a second-step conversion based on the current market price.

To calculate the fully-converted pricing information for MHCs, the reported financial information for the public MHCs must incorporate the following assumptions, based on completed second step conversions to date: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step-conversion; (2) the gross proceeds from such a sale were adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on a tax effected basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the public MHCs were adjusted by the impact of the assumed second step-conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 4.3 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the ten public MHC institutions that form the Peer Group.

Valuation Approaches: Fully-Converted Basis

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing Flatbush Federal's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Flatbush Federal's prospectus for reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in Flatbush Federal's prospectus for offering expenses. The assumptions utilized in the pro forma analysis in calculating the Association's full conversion value are described more fully below.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.3
Calculation of Implied Per Share Data -- Incorporating MHC Second Step Conversion
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2003

		Current Ownership			Current Per Share Data (MHC Ratios)					Impact of Second Step Conversion (4)				Pro Forma Per Share Data (Fully Converted)(4)					Pro Forma(5)	
		Total Shares (000)	Public Shares (000)	MHC Shares (000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Share Price ($)	Gross Procds(1) ($000)	Net Incr. Capital(2) ($000)	Net Incr. Income(3) ($000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Public Pct. (%)	Dilu-tion (%)
Publicly-Traded MHC Institutions																				
ALLB	Alliance Bank MHC of PA (20.0)	3,441	688	2,753	0.28	0.29	10.12	10.12	107.16	25.17	76,034	71,643	852	0.49	0.50	28.71	28.71	118.74	18.6	-1.4
BCSB	BCSB Bankcorp MHC of MD (36.0)	5,874	2,112	3,762	0.41	0.34	7.81	7.34	106.98	15.50	58,311	50,147	543	0.50	0.43	16.35	15.88	115.52	36.0	0.0
GCBC	Green Co Bcrp MHC of NY (43.0)	2,034	870	1,164	1.06	1.06	13.87	13.87	120.00	24.00	27,936	24,025	260	1.19	1.19	25.68	25.68	131.81	42.8	0.0
GOV	Gouverneur Bcp MHC of NY(42.4)	2,278	966	1,312	0.28	0.25	7.61	7.61	38.02	10.25	13,448	11,565	125	0.33	0.30	12.69	12.69	43.10	42.4	0.0
JXSB	Jcksnville Bcp MHC of IL(45.6)	1,921	871	1,050	0.47	0.30	10.70	9.06	134.73	15.99	16,790	14,439	156	0.55	0.38	18.22	16.58	142.25	45.3	0.0
ONFC	Oneida Fincl MHC of NY (45.7)	4,907	2,179	2,728	0.70	0.57	9.86	7.40	85.51	27.25	74,338	63,931	692	0.84	0.71	22.89	20.43	98.54	44.4	0.0
PBHC	Pathfinder BC MHC of NY (39.1)	2,442	1,020	1,422	0.70	0.48	8.56	6.57	115.74	14.75	20,975	18,038	195	0.78	0.56	15.95	13.96	123.13	41.8	0.0
ROME	Rome Bncp Inc MHC of NY (41.6)	2,866	1,174	1,692	0.89	0.85	12.61	12.61	89.20	32.35	56,445	50,221	564	1.07	1.03	29.59	29.59	104.79	40.2	-0.7
SKBO	Skibo Fin Corp MHC of PA(39.8)	3,151	1,230	1,921	0.11	0.11	7.43	7.43	49.70	13.28	25,511	21,939	237	0.19	0.19	14.39	14.39	56.66	39.0	0.0
WCFB	Wbstr Cty Fed MHC of IA (38.5)	1,888	723	1,165	0.74	0.74	11.88	11.81	55.95	22.00	25,630	22,042	239	0.87	0.87	23.55	23.48	67.62	38.3	0.0

(1) Gross proceeds calculated as stock price multiplied by the number of shares owned by the mutual holding company (i.e., non-public shares).
(2) Net increase in capital reflects gross proceeds less offering expenses, contra-equity account for leveraged ESOP and deferred compensation account for restricted stock plan. For institutions with assets at the MHC level, the net increase in capital also includes consolidation of MHC assets with the capital of the institution concurrent with hypothetical second step.

Offering expense percent	2.00
ESOP percent purchase	8.00
Recognition plan percent	4.00

(3) Net increase in earnings reflects after-tax reinvestment income (assumes ESOP and recognition plan do not generate reinvestment income), less after-tax ESOP amortization and recognition plan vesting:

After-tax reinvestment	2.31
ESOP loan term (years)	10
Recog. plan vesting (yrs)	5
Effective tax rate	34.00

(4) Figures reflect adjustments to "non-grandfathered" companies to reflect dilutive impact of cumulative dividends waived by the MHC (reflect FDIC policy regarding waived dividends).
(5) Reflects pro forma ownership position of minority stockholders after taking into account the OTS and FDIC policies regarding waived dividends assuming a hypothetical second step. For OTS "grandfathered" companies, dilution reflects excess waived dividends and MHC assets. For all other companies, dilution reflects all waived dividends and MHC assets.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

- Conversion Expenses. Offering expenses have been assumed to equal 4.5% of the gross proceeds, which is typical of the level of offering expenses recorded in offerings that were comparable to the Association's full conversion value.

- Effective Tax Rate. The Association has determined the marginal effective tax rate on the net reinvestment benefit of the conversion proceeds to be 45.0%.

- Reinvestment Rate. The pro forma section in the prospectus incorporates a 3.57% reinvestment rate, which is equal to the arithmetic average of the Association's average yield on interest-earning assets and cost of deposits for the quarter ended March 31, 2003. This assumed reinvestment rate is reasonably similar to the blended reinvestment rate in the first 12 months of the business plan post-conversion.

- Stock Benefit Plans. The assumptions for the stock benefit plans, i.e., the ESOP and Recognition Plan, are consistent with the structure as approved by the Association's Board and the disclosure in the pro forma section of the prospectus. Specifically, the ESOP is assumed to purchase 8.0% of the stock in conversion at the initial public offering price, with the Company funded ESOP loan amortized on a straight-line basis over 10 years. The Recognition Plan is assumed to purchase 4.0% of the stock in the aftermarket at a price equivalent to the initial public offering price and will be amortized on a straight-line basis over five years.

- Capitalization of MHC. Pursuant to the proposed transaction structure, the MHC will be capitalized with $100,000 of cash.

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, recent conversions and MHC offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Association's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma fully-converted basis for the Association as well as for the Peer Group; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting the minority offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Association will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of June 13, 2003 the pro forma market value of Flatbush Federal's full conversion offering equaled $14,000,000 at the midpoint, equal to 1,750,000 shares at $8.00 per share.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Association's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Association's reported earnings equaled $243,000 for the twelve months ended March 31, 2003. In deriving Flatbush Federal's core earnings, the only adjustment made to reported earnings was to eliminate gains on the sale of loans, which totaled $28,000 for the twelve months ended March 31, 2003. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 45.0% for the gains eliminated, the Association's core earnings were

determined to equal $228,000 for the twelve months ended March 31, 2003. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income	$243
Gain on sale of loans(1)	(15)
Core earnings estimate	$228

(1) Tax effected at 45.0%.

Based on Flatbush Federal's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Association's pro forma reported and core P/E multiples (fully-converted basis) at the $14.0 million midpoint value equaled 40.08 times and 41.87 times, respectively, which provided for premiums of 71.6% and 75.0% relative to the Peer Group's average reported and core P/E multiples (fully-converted basis) of 23.36 times and 23.93 times, respectively (see Table 4.4). The implied premiums reflected in the Association's pro forma P/E multiples take into consideration the Association's pro forma P/B and P/A ratios. It also should be noted that in assessing the relative premiums indicated for the Association's P/E multiples, the P/E multiples for the Peer Group excluded multiples above 30 times which accounted for the majority of the Peer Group companies and are shown as "NM" in Table 4.4.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Association's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio (fully-converted basis), to Flatbush Federal's pro forma book value (fully-converted basis). Based on the $14.0 million midpoint valuation, Flatbush Federal's pro forma P/B and P/TB ratios both equaled 69.72%. In comparison to the average P/B and P/TB ratios for the Peer Group of 95.10% and 99.03%, the Association's ratios reflected a discount of 26.7% on a P/B basis and a discount of 29.6% on a P/TB basis. RP Financial

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.4
MHC INSTITUTIONS -- IMPLIED PRICING RATIOS FULL CONVERSION BASIS
Flatbush Federal S & LA and the Comparables
As of June 13, 2003

	Fully Converted Implied Value		Per Share (8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)			Reported		Core	
	Price/ Share(1) ($)	Implied Market Val(8) ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Flatbush Federal S & LA																			
Superrange	8.00	18.52	0.17	10.30	48.26	77.63	11.90	77.63	50.23	0.00	0.00	0.00	156	15.33	0.32	0.25	1.61	0.24	1.55
Range Maximum	8.00	16.10	0.18	10.85	44.08	73.74	10.49	73.74	45.96	0.00	0.00	0.00	154	14.22	0.33	0.24	1.67	0.23	1.60
Range Midpoint	8.00	14.00	0.20	11.47	40.08	69.72	9.22	69.72	41.87	0.00	0.00	0.00	152	13.23	0.33	0.23	1.74	0.22	1.67
Range Minimum	8.00	11.90	0.22	12.32	35.69	64.94	7.93	64.94	37.38	0.00	0.00	0.00	150	12.22	0.34	0.22	1.82	0.21	1.74
All Public Companies(7)																			
Averages	21.38	324.28	1.08	15.22	15.60	144.62	14.93	154.26	17.78	0.46	2.23	34.73	2,282	10.44	0.69	0.88	9.24	0.71	7.15
Medians	---	---	---	---	14.46	132.39	13.67	143.09	16.59	---	---	---	---	---	---	---	---	---	---
All Non-MHC State of NY(7)																			
Averages	24.25	1012.56	1.38	13.45	16.52	183.52	19.49	204.16	17.83	0.54	2.22	30.64	5,403	10.61	0.44	1.31	13.87	1.06	11.05
Medians	---	---	---	---	14.97	170.86	20.40	213.31	17.78	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	20.05	63.48	0.62	20.80	23.36	95.10	21.43	99.03	23.93	0.50	2.61	60.82	315	22.47	0.85	0.73	3.25	0.66	2.88
Medians	---	---	---	---	22.73	92.87	22.32	95.07	25.29	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																			
ALLB Alliance Bank MHC of PA (20.0)	25.17	93.36	0.50	28.71	NM	87.67	21.20	87.67	NM	0.36	1.43	72.00	440	24.18	2.98	0.41	1.70	0.42	1.74
BCSB BCSB Bankcorp MHC of MD (36.0)	15.50	91.05	0.43	16.35	NM	94.80	13.42	97.61	NM	0.50	3.23	NM	679	14.15	0.18	0.50	3.09	0.43	2.66
GOV Gouverneur Bcp MHC of NY(42.4)	10.25	23.35	0.30	12.69	NM	80.77	23.78	80.77	NM	0.26	2.54	NM	98	29.44	0.75	0.78	2.61	0.71	2.37
GCBC Green Co Bcrp MHC of NY (43.0)	24.00	48.82	1.19	25.68	20.17	93.46	18.21	93.46	20.17	0.68	2.83	57.14	268	19.48	0.15	0.96	4.74	0.96	4.74
JXSB Jcksnville Bcp MHC of IL(45.6)	15.99	30.72	0.38	18.22	29.07	87.76	11.24	96.44	NM	0.30	1.88	NM	273	12.81	1.64	0.40	3.08	0.28	2.13
ONFC Oneida Fincl MHC of NY (45.7)	27.25	133.72	0.71	22.89	NM	119.05	27.65	133.38	NM	0.54	1.98	NM	484	23.23	0.12	0.88	3.71	0.74	3.13
PBHC Pathfinder BC MHC of NY (39.1)	14.75	36.02	0.56	15.95	18.91	92.48	11.98	105.66	26.34	0.40	2.71	71.43	301	12.95	1.15	0.63	4.89	0.45	3.51
ROME Rome Bncp Inc MHC of NY (41.6)	32.35	94.43	1.03	29.59	NM	109.33	30.87	109.33	NM	0.44	1.36	42.72	306	28.24	0.43	1.04	3.62	1.00	3.49
SKBO Skibo Fin Corp MHC of PA(39.8)	13.28	41.85	0.19	14.39	NM	92.29	23.44	92.29	NM	0.48	3.61	NM	179	25.40	NA	0.34	1.30	0.34	1.30
WCFB Wbstr Cty Fed MHC of IA (38.5)	22.00	41.54	0.87	23.55	25.29	93.42	32.53	93.70	25.29	1.00	4.55	NM	128	34.83	0.23	1.32	3.72	1.32	3.72

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing twelve month data, adjusted to omit non-operating gains and losses on a tax effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

considered the discounts under the P/B approach to be reasonable, in light of the previously referenced valuation adjustments, the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value and the resulting premium pricing ratios indicated under the earnings approach.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio (fully-converted basis) to the Association's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Flatbush Federal's full conversion value equaled 9.22% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 21.43%, which implies a discount of 57.0% to the Association's pro forma P/A ratio (fully-converted basis).

Comparison to Recent Conversions

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The only recent standard conversion completed within the past three months closed at a price/tangible book ratio of 61.9% (see Table 4.2). The price of the recent standard conversion appreciated by 20.0% during the first week of trading. In comparison, the Association's P/TB ratio (fully-converted basis) at the appraised midpoint value reflects a premium of 12.6% relative to the closing P/TB ratio of the recent conversion. The meaningfulness of this comparative technical analysis is considered to be somewhat diminished by the absence of a larger pool of recent conversion offerings, including MHC offerings, and the small size of Rantoul's offering such that it is not quoted on a public exchange.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of June 13, 2003, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $14,000,000 at the midpoint, equal to 1,750,000 shares offered at a per share value of $8.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $11.9 million and a maximum value of $16.1 million. Based on the $8.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 1,487,500 at the minimum and 2,012,500 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $18.515 million without a resolicitation. Based on the $8.00 per share offering price, the supermaximum value would result in total shares outstanding of 2,314,375. The Board of Directors has established a public offering range such that the public ownership of the Company will constitute a 47.0% ownership interest. Accordingly, the offering to the public of the minority stock will equal $5.593 million at the minimum, $6.580 million at the midpoint, $7.567 million at the maximum and $8.702 million at the supermaximum of the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 4.5 and are detailed in Exhibits IV-10 and IV-11.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.5
Public Market Pricing
Flatbush Federal S & LA and the Comparables
As of June 13, 2003

		Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
		Price/ Share(1)	Market Value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	Reported ROA	Reported ROE	Core ROA	Core ROE
		($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(X)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
Flatbush Federal S & LA																				
	Superrange	8.00	8.70	0.12	6.58	61.55	121.52	12.60	121.52	64.78	0.00	0.00	0.00	147	10.37	0.34	0.19	1.88	0.20	1.97
	Range Maximum	8.00	7.57	0.14	7.07	55.29	113.09	11.03	113.09	58.29	0.00	0.00	0.00	146	9.76	0.35	0.19	1.94	0.20	2.05
	Range Midpoint	8.00	6.58	0.15	7.64	49.50	104.72	9.65	104.72	52.27	0.00	0.00	0.00	145	9.22	0.35	0.18	2.00	0.19	2.12
	Range Minimum	8.00	5.59	0.17	8.40	43.36	95.20	8.25	95.20	45.86	0.00	0.00	0.00	144	8.67	0.35	0.18	2.08	0.19	2.20
All Public Companies(7)																				
	Averages	21.38	324.28	1.08	15.22	15.60	144.62	14.93	154.26	17.78	0.46	2.23	34.73	2,282	10.44	0.69	0.88	9.24	0.71	7.15
	Medians	---	---	---	---	14.46	132.39	13.67	143.09	16.59	---	---	---	---	---	---	---	---	---	---
All Non-MHC State of NY(7)																				
	Averages	24.25	1012.56	1.38	13.45	16.52	183.52	19.49	204.16	17.83	0.54	2.22	30.64	5,403	10.61	0.44	1.31	13.87	1.06	11.05
	Medians	---	---	---	---	14.97	170.86	20.40	213.31	17.78	---	---	---	---	---	---	---	---	---	---
Comparable Group Averages																				
	Averages	20.05	23.94	0.50	10.05	24.48	197.35	24.37	198.91	26.19	0.50	2.61	24.32	281	12.55	0.85	0.68	5.46	0.62	4.75
	Medians	---	---	---	---	22.64	181.96	25.10	198.73	26.19	---	---	---	---	---	---	---	---	---	---
State of NY																				
AF	Astoria Financial Corp. of NY	25.75	2133.54	2.72	18.04	8.97	142.74	9.49	162.97	9.47	0.88	3.42	32.35	22,490	6.65	0.18	1.08	15.70	1.02	14.88
ALFC	Atlantic Liberty Fincl of NY	19.05	30.25	0.70	15.56	27.21	122.43	21.40	122.43	27.21	0.00	0.00	0.00	141	17.48	NA	0.72	6.51	0.72	6.51
CNY	Carver Bancorp, Inc. of NY	16.20	37.21	1.58	16.68	10.25	97.12	7.34	97.53	10.25	0.20	1.23	12.66	507	7.56	0.36	0.77	9.99	0.77	9.99
DCOM	Dime Community Bancshars of NY	25.45	647.02	1.81	10.63	13.47	239.42	20.91	303.70	14.06	0.56	2.20	30.94	3,094	8.73	0.04	1.65	18.57	1.58	17.78
ESBK	Elmira Svgs Bank, FSB of NY	30.99	32.11	1.68	20.59	13.59	150.51	11.35	155.18	18.45	0.69	2.23	41.07	283	7.54	0.63	0.83	11.38	0.61	8.39
FNFG	First Niagara Financial of NY	13.20	933.91	0.51	9.71	25.38	135.94	25.58	164.79	25.88	0.20	1.52	39.22	3,651	18.82	0.32	1.01	5.36	0.99	5.25
FFIC	Flushing Fin. Corp. of NY	20.21	254.65	1.57	10.76	14.97	187.83	14.66	193.40	12.87	0.40	1.98	25.48	1,737	7.80	0.12	1.06	12.93	1.23	15.04
GPT	GreenPoint Fin. Corp. of NY	51.21	4798.07	2.41	20.31	9.43	252.14	21.42	318.27	21.25	1.25	2.44	51.87	22,399	8.50	1.24	2.36	27.23	1.05	12.09
HRBT	Hudson River Bancorp Inc of NY	27.01	409.71	1.84	17.02	14.68	158.70	16.42	219.24	14.68	0.52	1.93	28.26	2,495	10.35	0.84	1.12	11.41	1.12	11.41
ICBC	Independence Comm Bnk Cp of NY	28.50	1573.54	2.27	16.68	12.45	170.86	19.39	213.96	12.56	0.64	2.25	28.19	8,116	11.35	0.70	1.58	13.90	1.56	13.78
NYB	New York Community Bcrp of NY	28.25	3949.69	1.65	9.65	15.78	292.75	32.86	NM	17.12	0.84	2.97	50.91	12,020	11.22	0.12	2.37	20.48	2.18	18.88
PRTR	Partners Trust MHC of NY(46.4)	19.85	130.81	0.84	11.81	29.19	168.08	21.23	217.89	23.63	0.28	1.41	15.47	1,328	12.63	0.91	0.84	6.31	1.03	7.79
PBCP	Provident Bcp MHC of NY (45.1)	33.00	119.69	1.17	14.24	26.40	231.74	24.11	266.34	28.21	0.60	1.82	23.33	1,091	10.40	0.53	0.97	9.04	0.91	8.46
RSLN	Roslyn Bancorp, Inc. of NY	19.90	1558.17	1.87	7.01	10.36	283.88	14.32	284.69	10.64	0.62	3.12	33.16	10,881	5.04	0.23	1.45	26.30	1.41	25.62
SFFS	Sound Fed Bancorp Inc of NY	13.13	173.93	0.62	10.07	21.18	130.39	23.49	145.57	21.18	0.20	1.52	32.26	741	18.01	0.06	1.11	6.16	1.11	6.16
SIB	Staten Island Bancorp of NY	20.35	1215.95	-1.08	10.46	10.60	194.55	17.62	213.31	NM	0.52	2.56	NM	6,901	9.06	0.46	1.72	19.51	-0.97	-10.98
TRYF	Troy Financial Corp of Troy NY	26.85	250.97	1.42	16.57	18.52	162.04	20.40	202.95	18.91	0.64	2.38	45.07	1,230	12.59	0.23	1.13	8.53	1.11	8.36
TRST	TrustCo Bank Corp of NY	11.42	848.25	0.60	3.13	16.08	NM	31.28	NM	19.03	0.60	5.25	NM	2,712	8.57	NA	1.94	22.68	1.64	19.17
WSBI	Warwick Community Bncrp of NY	30.39	141.19	1.96	16.67	15.35	182.30	17.00	188.52	15.51	0.60	1.97	30.61	831	9.32	0.43	1.16	11.50	1.15	11.38
Comparable Group																				
ALLB	Alliance Bank MHC of PA (20.0)	25.17	17.32	0.29	10.12	NM	248.72	23.49	248.72	NM	0.36	1.43	NM	369	9.44	2.98	0.26	2.74	0.27	2.84
BCSB	BCSB Bankcorp MHC of MD (36.0)	15.50	32.74	0.34	7.81	NM	198.46	14.49	211.17	NM	0.50	3.23	NM	628	7.30	0.18	0.45	5.37	0.37	4.45
GOV	Gouverneur Bcp MHC of NY(42.4)	10.25	9.90	0.25	7.61	NM	134.69	26.96	134.69	NM	0.26	2.54	NM	87	20.02	0.75	0.75	3.70	0.67	3.31
GCBC	Green Co Bcrp MHC of NY (43.0)	24.00	20.88	1.06	13.87	22.64	173.04	20.00	173.04	22.64	0.68	2.83	27.44	244	11.56	0.15	0.94	7.97	0.94	7.97
JXSB	Jcksnville Bcp MHC of IL(45.6)	15.99	13.93	0.30	10.70	NM	149.44	11.87	176.49	NM	0.30	1.88	NM	259	7.94	1.64	0.36	4.55	0.23	2.90
ONFC	Oneida Fincl MHC of NY (45.7)	27.25	59.38	0.57	9.86	NM	276.37	31.87	NM	NM	0.54	1.98	NM	420	11.53	0.12	0.85	7.28	0.69	5.93
PBHC	Pathfinder BC MHC of NY (39.1)	14.75	15.05	0.48	8.56	21.07	172.31	12.74	224.51	NM	0.40	2.71	NM	283	7.40	1.15	0.60	8.18	0.41	5.61
ROME	Rome Bncp Inc MHC of NY (41.6)	32.35	37.98	0.85	12.61	NM	256.54	36.27	256.54	NM	0.44	1.36	21.20	256	14.14	0.43	1.02	7.08	0.97	6.76
SKBO	Skibo Fin Corp MHC of PA(39.8)	13.28	16.33	0.11	7.43	NM	178.73	26.72	178.73	NM	0.48	3.61	NM	157	14.95	NA	0.22	1.43	0.22	1.43
WCFB	Wbstr Cty Fed MHC of IA (38.5)	22.00	15.91	0.74	11.88	29.73	185.19	39.32	186.28	29.73	1.00	4.55	NM	106	21.23	0.23	1.37	6.33	1.37	6.33

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1
Flatbush Federal Savings & Loan Association
Map of Office Location

Flatbush Federal Savings and Loan Association Office Locations

Pushpins
- Flatbush Main Office
- Flatbush Branches



6410 18th Avenue
Brooklyn, NY 11204
2146 Nostrand Avenue
Brooklyn, NY 11210
518 Brighton Beach Avenue
Brooklyn, NY 11235
New York
Borough Park
Dyker Heights
New Utrecht
Bath Beach
Bensonhurst
Gravesend
Sheepshead Bay
Gerritsen
Manhattan Beach
Brighton Beach
Coney Island
Seagate
Lower New York Bay
Belt Pkwy E
Ocean Pkwy
Nostrand Ave
Flatbush Ave
Kings Hwy
Quentin Rd
Stillwell Ave
Neptune Ave
Voorhies Ave
Shore Blvd
278
0 mi
0.5
1
1.5
2

EXHIBIT I-2
Flatbush Federal Savings & Loan Association
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3
Flatbush Federal Savings & Loan Association
Key Operating Ratios

	At or for the Three Months Ended March 31,		At or for the Years Ended December 31,	
	2003[1]	2002[1]	2002	2001
Selected Financial Ratios and Other Data:				
Performance Ratios:				
Return on average assets [2]	0.05%	0.32%	0.25%	0.10%
Net yield on average interest-earning assets	5.08	6.43	5.98	7.11
Net interest rate spread [3]	3.03	3.79	3.61	3.50
Net interest margin[4]	3.19	3.96	3.79	3.74
Average interest-earning assets to average interest-bearing liabilities	108.30	106.97	107.98	107.48
Non-interest expense to average assets	3.43	3.41	3.21	3.55
Efficiency ratio [5]	96.95	85.43	88.50	95.81
Retained Earnings Ratios:				
Return on average retained earnings	0.84%	5.02%	3.89%	1.55%
Average retained earnings to average assets	5.98	6.43	6.39	6.60
Tangible ratio	5.99	6.46	5.92	6.33
Tier 1 core ratio	5.99	6.46	5.92	6.33
Total risk-based capital ratio	15.17	14.46	15.53	14.30
Asset Quality Ratios:				
Net charge-offs (recoveries) to average non-performing assets	—%	0.02%	11.99%	0.14%
Net charge-offs (recoveries) to average loans outstanding	—	0.02	0.04	0.01
Allowance for loan losses to gross loans outstanding	0.20	0.22	0.19	0.21
Non-performing loans to total assets	0.58	0.37	0.24	0.51
Non-performing assets to total assets	0.58	0.37	0.24	0.51
Other Data:				
Number of full-service offices	3	3	3	3

(1) Ratios for the three-month periods have been annualized where appropriate.
(2) Ratio of net income to average total assets.
(3) The difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4) Net interest income divided by average interest-earning assets.
(5) The efficiency ratio represents the ratio of operating expenses divided by the sum of net interest income and non-interest income.

Source: Flatbush Federal's prospectus.

EXHIBIT I-4

Flatbush Federal Savings & Loan Association

Investment Portfolio Composition

	At March 31, 2003		At December 31, 2002		At December 31, 2001	
	Carrying Value	% of Total	Carrying Value	% of Total	Carrying Value	% of Total
			(Dollars in Thousands)			
Investment securities held to maturity:						
United States government securities	$ 17,982	38.09%	$ 29,911	69.30%	$ —	—%
Federal agency obligations	7,821	16.57	3,944	9.14	5,434	25.97
Total investment securities	25,803	54.66	33,855	78.44	5,434	25.97
FHLB stock	975	2.07	975	2.26	1,060	5.07
Total investment securities and FHLB stock	$ 26,778	56.73%	$ 34,830	80.70%	$ 6,494	31.04%
Other interest-earning assets:						
Interest-earning deposits	$ 4,131	8.75	$ 2,134	4.94	$ 9,629	46.02
Federal funds sold	6,300	13.34	6,200	14.36	4,800	22.94
FHLB term deposit	10,000	21.18	—	—	—	—
Total interest-earning assets	$ 20,431	43.27%	$ 8,334	19.30%	$ 14,429	68.96%
Total	$ 47,209	100.00%	$ 43,164	100.00%	$ 20,923	100.00%

Source: Flatbush Federal's prospectus.

EXHIBIT I-5
Flatbush Federal Savings & Loan Association
Yields and Costs

	At March 31, 2003		Three Months Ended March 31,						Years Ended December 31,					
			2003			2002			2002			2001		
	Outstanding Balance	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
						(Dollars in Thousands)								
Interest-earning assets:														
Loans receivable[1]	$ 86,765	6.94%	$ 87,265	$ 1,534	7.03%	$ 97,390	$ 1,813	7.45%	$ 94,232	$ 6,893	7.31%	$102,961	$ 7,823	7.60%
Mortgage-backed securities	1,850	6.30	1,876	30	6.40	2,648	47	7.10	2,412	161	6.67	2,816	205	7.28
Investment securities	25,803	1.59	25,453	103	1.62	5,868	66	4.50	11,983	288	2.40	5,473	340	6.21
Other interest-earning assets[2]	20,431	1.14	21,185	59	1.11	18,087	66	1.46	19,262	304	1.58	10,558	287	2.72
Total interest-earning assets	134,849	5.03%	135,779	1,726	5.08%	123,993	1,992	6.43%	127,889	7,646	5.98%	121,808	8,655	7.11%
Non-interest earning assets	5,224		4,493			5,469			4,899			4,296		
Total assets	140,073		$140,272			$129,462			$132,788			$126,104		
Interest-bearing liabilities:														
Interest-bearing liabilities	$ 472	0.99%	$ 456	1	0.88	$ 337	1	1.19	$ 406	4	0.99	237	$ 3	1.27
Savings and Club	49,775	0.50	50,140	96	0.77	46,538	124	1.07	47,231	518	1.10	45,348	735	1.62
Certificates of deposit	74,624	2.80	74,778	545	2.92	69,034	641	3.71	70,802	2,282	3.22	67,747	3,358	4.96
Total interest-bearing liabilities	$124,871	1.88%	$125,374	642	2.05%	$115,909	766	2.64%	$118,439	2,804	2.37%	$113,332	4,096	3.61%
Non-interest bearing liabilities:														
Non-interest-bearing demand	4,756		4,540			3,437			3,966			3,211		
Other liabilities	2,057		1,976			1,787			1,896			1,233		
Total non-interest-bearing liabilities	6,813		6,516			5,224			5,862			4,444		
Total liabilities	131,684		131,890			121,113			124,301			117,776		
Retained earnings	8,389		8,382			8,329			8,487			8,328		
Total liabilities and equity	$140,073		$140,272			$129,462			$132,788			$126,104		
Net interest income				$ 1,084			$ 8,084			$ 4,842			$ 4,559	
Interest rate spread[3]		3.15%			3.03%			3.79%			3.61%			3.50%
Net interest-earning assets	$ 9,978		$ 10,405			$ 1,226			$ 9,450			$ 8,476		
Net interest margin[4]		3.29%			3.19%			3.96%			3.79%			3.74%
Ratio of interest earning assets to interest bearing liabilities				1.08x			1.09x			1.08x			1.07x	

(1) Loans receivable are net of the allowance for loan losses.
(2) Includes stock in Federal Home Loan Bank of New York.
(3) Net interest rate spread represents the difference between the yield on interest earning assets and the average cost of interest bearing liabilities.
(4) Net interest margin represents net interest income as a percentage of interest earning assets.

Source: Flatbush Federal's prospectus.

EXHIBIT I-6
Flatbush Federal Savings & Loan Association
Loan Loss Allowance Activity

	Three Months Ended March 31,		Years Ended December 31,	
	2003	2002	2002	2001
	(Dollars In Thousands)			
Balance at beginning of period	$ 174	$ 212	$ 212	$ 219
Charge-offs:				
Small Business Administration	—	20	39	9
Student education	—	—	—	4
Secured credit cards	—	1	2	—
Total charge-offs	—	21	41	13
Recoveries:				
Small Business Administration	—	—	—	5
Total recoveries	—	—	—	5
Net charge-offs	—	21	41	8
Additions charged to operations	1	1	3	1
Ending balance	$ 175	$ 192	$ 174	$ 212
Ratio of non-performing assets to total assets at the end of period	0.58%	0.37%	0.24%	0.51%
Ratio of net charge-offs during the period to loans outstanding during the period	—%	0.02%	0.04%	0.01%
Ratio of allowance of loan losses to loans outstanding	0.20%	0.22%	0.19%	0.21%

Source: Flatbush Federal's prospectus.

EXHIBIT I-7
Flatbush Federal Savings & Loan Association
Interest Rate Risk Analysis

Change in Interest Rates (basis points)	Net Portfolio Value			Net Portfolio Value as a percentage of Present Value of Assets	
	Estimated NPV	Amount of Change	Percent of Change	NPV Ratio	Change in Basis Points
			(Dollars in Thousands)		
+300	$ 12,885	$ (2,666)	(17)%	9.02%	(144) basis points
+200	14,288	(1,263)	(8)	9.84	(63) basis points
+100	15,409	(142)	(1)	10.45	(1) basis points
0	15,551	—	—	10.46	— basis points
-100	14,548	(1,002)	(6)	9.77	(69) basis points

Source: Flatbush Federal's prospectus.

EXHIBIT I-8
Flatbush Federal Savings & Loan Association
Loan Portfolio Composition

	At March 31, 2003		At December 31, 2002		At December 31, 2001	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)					
Real Estate Loans:						
One- to four-family	$ 75,983	85.81%	$ 79,169	85.78%	$ 89,084	88.02%
Multi-family	984	1.11	1,539	1.67	2,230	2.20
Commercial	5,828	6.58	5,613	6.08	5,783	5.71
Construction	4,523	5.11	4,858	5.26	2,898	2.86
Total real estate loans	87,318	98.61	91,179	98.79	99,995	98.79
Other Loans:						
Small Business Administration	893	1.02	785	0.84	903	0.90
Consumer loans:						
Passbook or certificate	137	0.15	159	0.17	130	0.13
Home equity	146	0.16	116	0.13	111	0.11
Student education	5	0.01	6	0.01	15	0.01
Secured credit cards	48	0.05	51	0.06	65	0.06
Total other loans	1,229	1.39	1,117	1.21	1,224	1.21
Total loans	88,547	100.00%	92,296	100.00%	101,219	100.00%
Less:						
Loans in process	1,504		1,774		934	
Allowance for loan losses	175		174		212	
Deferred loan fees (costs)	103		72		(100)	
	1,782		2,020		1,046	
Total loans receivable, net	$ 86,765		$ 90,276		$ 100,173	

Source: Flatbush Federal's prospectus.

EXHIBIT I-9
Flatbush Federal Savings & Loan Association
Contractual Maturity By Loan Type

(In Thousands)

	One-to Four-Family	Multi-Family	Commercial Real Estate	Construction	Small Business Administration	Passbook or Certificate	Home Equity	Student Education	Secured Credit Cards	TOTAL
One year or less	$ 78	$ —	$ —	$ 4,523	$ —	$ —	$ —	$ —	$ 48	$ 4,649
After one year:										
More than 1 to 3 years	192	—	72	—	150	—	—	—	—	414
More than 3 to 5 years	1,638	—	103	—	315	—	146	5	—	2,207
More than 5 to 10 years	4,589	514	2,376	—	334	137	—	—	—	7,951
More than 10 to 20 years	29,938	470	3,065	—	—	—	—	—	—	33,473
More than 20 years	39,548	—	212	—	94	—	—	—	—	39,853
Total due after one year	75,905	984	5,828		893	137	146	5	—	83,898
Total loans	$ 75,983	$ 984	$ 5,828	$ 4,523	$ 893	$ 137	$ 146	$ 5	$ 48	$ 88,547
Less:										
Loans in process										$ 1,504
Allowance for loan loses										175
Deferred loan fees (costs)										103
Total loans receivable, net										$ 86,765

Source: Flatbush Federal's prospectus.

EXHIBIT I-10
Flatbush Federal Savings & Loan Association
Loan Originations, Purchases and Sales

	Three Months Ended March 31,		Years Ended December 31,	
	2003	2002	2002	2001
	(In Thousands)			
Beginning of period	$ 90,276	$ 100,173	$ 100,173	$ 106,987
Originations by Type:				
Real estate:				
One- to four-family	3,036	2,843	13,939	6,413
Multi-family	—	—	—	—
Commercial	—	452	1,014	1,159
Construction	435	654	2,962	1,900
Other loans:				
Small Business Administration	160	190	450	—
Passbook or certificate	9	45	98	72
Home equity	35	53	78	115
Student education	—	—	—	—
Secured credit cards	38	63	235	241
Total originations	3,713	4,300	18,776	9,900
Purchases:				
Real estate:				
Commercial	650	—	—	—
Total purchases	650	—	—	—
Sales and Repayments:				
Real estate:				
One- to four-family	300	—	717	—
Total sales	300	—	717	—
Principal repayments	7,606	8,429	27,821	16,754
Total reductions	7,906	8,429	28,538	16,754
Increase (decrease) in other items, net	(32)	(1)	135	(40)
Net increase (decrease)	(3,511)	(4,128)	(9,897)	(6,814)
Ending balance	$ 86,765	$ 96,045	$ 90,276	$ 100,173

Source: Flatbush Federal's prospectus.

EXHIBIT I-11
Flatbush Federal Savings & Loan Association
Non-Performing Assets

	At March 31,	At December 31,	
	2003	2002	2001
	(Dollars in Thousands)		
Non-accruing loans:			
One- to four-family	$ 502	$ 328	$ 330
Small Business Administration	—	—	189
Student education	3	2	—
Total	505	330	519
Accruing loans delinquent more than 90 days:			
One- to four-family [1]	13	8	153
Multi-family	—	—	—
Secured credit cards	—	4	—
Total	13	12	153
Total non-performing loans	$ 518	$ 342	$ 672
Total as a percentage of total assets	0.37%	0.24%	0.51%
Total as a percent of total loans	0.58%	0.37%	0.66%

(1) Consists of loans guaranteed or insured by the Federal Housing Authority.

Source: Flatbush Federal's prospectus.

EXHIBIT I-12
Flatbush Federal Savings & Loan Association
Deposit Composition

	At March 31,		December 31,			
	2003		2002		2001	
	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount
	(Dollars in Thousands)					
Demand deposits:						
Non-interest-bearing	—%	$ 4,756	—%	$ 6,196	—%	$ 4,899
NOW	0.99	472	0.99	444	1.09	304
		$ 5,229		$ 6,640		$ 5,202
Passbook and club accounts	0.50	49,775	0.89	50,153	1.09	46,273
Certificates of deposit	2.80	74,623	3.14	74,545	4.06	69,364
Total	1.81%	$ 129,627	2.13%	$ 131,338	2.75%	$ 120,839

Source: Flatbush Federal's prospectus.

EXHIBIT I-13
Flatbush Federal Savings & Loan Association
Time Deposit Rate/Maturity

Quarter Ending	1.00% to 2.00%	2.01% to 3.00%	3.01 % to 4.00%	4.01% to 5.00%	5.01% to 6.00%	6.01% to 7.00%	TOTAL
	(Dollars In Thousands)						
June 30, 2003	$ 10,476	$ 6,407	$ 995	$ 432	$ 421	$ 227	$ 18,958
September 30, 2003	7,764	4,152	564	451	238	215	13,384
December 31, 2003	4,334	2,122	444	—	468	303	7,671
March 31, 2004	5,907	1,207	19	90	705	194	8,122
June 30, 2004	175	684	121	162	196	159	1,497
September 30, 2004	464	413	637	301	154	121	2,090
December 31, 2004	5	930	53	—	265	218	1,471
March 31, 2005	320	884	313	—	135	283	1,935
June 30, 2005	—	60	353	103	313	438	1,267
September 30, 2005	—	215	34	103	270	27	649
December 31, 2005	—	25	236	—	96	138	495
Thereafter	—	244	1,372	10,451	5,017	—	17,084
Total	$ 29,445	$ 17,343	$ 5,141	$ 12,093	$ 8,278	$ 2,323	$ 74,623
Percentage of total	39.46%	23.24%	6.89%	16.21%	11.09%	3.11%	100.00%

Source: Flatbush Federal's prospectus.

EXHIBIT II-1
Description of Office Facilities

Location	Leased or Owned	Year Acquired or Leased	Net Book Value of Real Property (In thousands)
Main Office 2146 Nostrand Avenue Brooklyn, NY 11201	Owned	1963	$ 817
Branch Office 6410-18th Avenue Brooklyn, NY 11204	Leased	1974	$ 30
Branch Office 518 Brighton Beach Avenue Brooklyn, NY 11235	Leased	1976	$ 134

Source: Flatbush Federal's prospectus.

EXHIBIT II-2
Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1995:	Quarter 1	9.00%	5.88%	6.49%	7.20%
	Quarter 2	9.00%	5.60%	5.65%	6.21%
	Quarter 3	8.75%	5.40%	5.65%	6.17%
	Quarter 4	8.50%	5.10%	5.18%	5.58%
1996:	Quarter 1	8.25%	5.13%	5.41%	6.34%
	Quarter 2	8.25%	5.18%	5.70%	6.73%
	Quarter 3	8.25%	5.14%	5.71%	6.72%
	Quarter 4	8.25%	5.21%	5.51%	6.43%
1997:	Quarter 1	8.50%	5.35%	6.02%	6.92%
	Quarter 2	8.50%	5.25%	5.67%	6.51%
	Quarter 3	8.50%	5.06%	5.47%	6.12%
	Quarter 4	8.50%	5.36%	5.51%	5.75%
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.10%	1.16%	3.87%
	June 13, 2003	4.25%	0.85%	0.91%	3.10%

(1) End of period data.

Sources: Federal Reserve and SNL Financial

EXHIBIT III-1
General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 23, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
GDW	Golden West Fin. Corp. of CA	NYSE	Nationwide	Thrift	70,003	267	12-31	05/59	83.60	12,772
WES	Westcorp of Irvine CA	NYSE	California	Thrift	13,169	24	12-31	05/86	28.58	1,120
DSL	Downey Financial Corp. of CA	NYSE	Southern CA	Thrift	11,438	144	12-31	01/71	43.75	1,222
NDE	IndyMac Bancorp of CA	NYSE		Thrift	9,477	0		/	26.05	1,438
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	4,416	29	12-31	12/83	34.25	581
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,154	24	03-31	03/96	37.10	437
HTHR	Hawthorne Fin. Corp. of CA	OTC	Southern CA	Thrift	2,561	9	12-31	/	33.54	258
QCBC	Quaker City Bancorp, Inc of CA	OTC	Los Angeles CA	Thrift	1,568	20	06-30	12/93	41.00	261
UPFC	United PanAm Fin. Corp of CA	OTC	San Francisco CA	Thrift	1,195	4	12-31	04/98	13.22	210
PROV	Provident Fin. Holdings of CA	OTC	Southern CA	M.B.	1,182	11	06-30	06/96	30.45	151
CCBI	Commercial Capital Bcrp of CA	OTC	Southern CA	Thrift	1,173	3	12-30	/	16.50	237
HWFG	Harrington West Fncl of CA	OTC	Southern CA	Thrift	835	10	12-30	/	12.21	53
MBBC	Monterey Bay Bancorp of CA	OTC	West Central CA	Thrift	626	8	12-31	02/95	25.99	90
FPTB	First PacTrust Bancorp of CA	OTC	Southern CA	Thrift	500	0	12-30	08/02	18.47	98
PPBI	Pacific Premier Bncrp of CA	OTC	Southern CA	Thrift	232	5	12-31	06/97	7.19	10
BYFC	Broadway Financial Corp. of CA	OTC	Los Angeles CA	Thrift	217	4	12-31	01/96	11.25	20
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	OTC	Miami FL	Thrift	6,610	38	09-30	12/85	18.63	477
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	5,807	80	12-31	11/83	11.99	700
FFFL	Fidelity Bankshares, Inc of FL	OTC	Southeast FL	Thrift	2,699	38	12-31	05/01	20.71	309
HARB	Harbor Florida Bancshrs of FL	OTC	Eastern FL	Thrift	2,182	32	09-30	03/98	24.67	590
FFLC	FFLC Bancorp of Leesburg FL	OTC	Central FL	Thrift	951	12	12-31	01/94	26.86	144
FFBK	FloridaFirst Bancorp of FL	OTC	Westcentral FL	Thrift	824	18	09-30	12/00	23.54	127
FDTR	Federal Trust Corp of FL	OTC	Northcentral FL	Thrift	429	3	12-31	12/97	5.80	38
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,NJ,PA,RI,CT	M.B.	40,864	515	12-31	08/86	15.68	4,139
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	22,490	86	12-31	11/93	25.75	2,134
GPT	GreenPoint Fin. Corp. of NY (3)	NYSE	New York City NY	Thrift	22,399	74	12-31	01/94	51.21	4,798
HCBK	Hudson Cty Bcp MHC of NJ(38.8) (3)	OTC	New Jersey	Thrift	14,914	81	12-31	07/99	25.71	4,932
NYB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	12,020	114	12-31	11/93	28.25	3,950
RSLN	Roslyn Bancorp, Inc. of NY (3)	OTC	Long Island NY	M.B.	10,881	32	12-31	01/97	19.90	1,558
ICBC	Independence Comm Bnk Cp of NY	OTC	NY,NJ	Thrift	8,116	71	12-31	03/98	28.50	1,574
SIB	Staten Island Bancorp of NY (3)	NYSE	NY,NJ	Thrift	6,901	32	12-31	12/97	20.35	1,216
WYPT	Waypoint Financial Corp of PA	OTC	PA,MD	Thrift	5,603	58	12-31	10/00	18.44	602
NWSB	Northwest Bcrp MHC of PA(25.4)	OTC	PA,NY,OH	Thrift	5,131	124	06-30	11/94	16.24	774
PFS	Provident Financal Serv of NJ (3)	NYSE	Northern NJ	Thrift	3,678 P	0	12-31	01/03	18.95	1,166
FNFG	First Niagara Financial of NY (3)	OTC	North/Central NY	Thrift	3,651 P	38	12-31	01/03	13.20	934
DCOM	Dime Community Bancshars of NY (3)	OTC	New York City NY	Thrift	3,094	19	06-30	06/96	25.45	647
TRST	TrustCo Bank Corp of NY	OTC	New York	Thrift	2,712	57		/	11.42	848
HRBT	Hudson River Bancorp Inc of NY	OTC	Southeast NY	Thrift	2,495	52	03-31	07/98	27.01	410
FSLA	First Sentinel Bancorp of NJ	OTC	Eastern NJ	Thrift	2,291	23	12-31	04/98	16.15	445
WSFS	WSFS Financial Corp. of DE (3)	OTC	Wilmington DE,PA	Div.	1,938	22	12-31	11/86	36.85	288
PFSB	PennFed Fin. Services of NJ	OTC	Northern NJ	Thrift	1,829	21	06-30	07/94	27.84	194
OCFC	OceanFirst Fin. Corp of NJ	OTC	Eastern NJ	Thrift	1,745	16	12-31	07/96	23.49	324
FFIC	Flushing Fin. Corp. of NY (3)	OTC	New York City NY	Thrift	1,737	10	12-31	11/95	20.21	255
PVSA	Parkvale Financial Corp of PA	OTC	Southwestern PA	Thrift	1,625	38	06-30	07/87	24.40	136
ESBF	ESB Financial Corp. of PA	OTC	Western PA	Thrift	1,335	17	12-31	06/90	14.72	155
PRTR	Partners Trust MHC of NY(46.4)	OTC	Western NY	Thrift	1,328	9	12-31	04/02	19.85	282
TRYF	Troy Financial Corp of Troy NY	OTC	Eastcentral NY	Thrift	1,230	21	09-30	03/99	26.85	251
FMCO	FMS Fin Corp. of Burlington NJ	OTC	Southern NJ	Thrift	1,167	34	12-31	12/88	19.75	128
PFNC	Progress Financial Corp. of PA	OTC	Southeastern PA	Thrift	1,107	20	12-31	07/83	15.16	107
PBCP	Provident Bcp MHC of NY (45.1)	OTC	Southern NY	Thrift	1,091	17	09-30	01/99	33.00	263
NEPF	Northeast PA Fin. Corp of PA	OTC	Northeast PA	Thrift	906	19	09-30	04/98	15.27	64
FBBC	First Bell Bancorp, Inc. of PA	OTC	Pittsburgh PA	Thrift	906	7	12-31	06/95	26.15	119
GAF	GA Financial Corp., Inc. of PA	AMEX	Pittsburgh PA	Thrift	868	14	12-31	03/96	25.50	127

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 23, 2003(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
WSBI	Warwick Community Bncrp of NY (3)	OTC	Southeast NY,NJ	Thrift	831	8	12-31	12/97	30.39	141
WGBC	Willow Grove Bancorp of PA	OTC	Philadelphia PA	Thrift	829	13	06-30	04/02	16.16	183
THTL	Thistle Group Holdings of PA	OTC	Philadelphia PA	Thrift	818	13	12-31	07/98	15.89	84
SFFS	Sound Fed Bancorp Inc of NY	OTC	NY,CT	Thrift	741 P	8	03-31	01/03	13.13	174
THRD	TF Fin. Corp. of Newtown PA	OTC	PA,NJ	Thrift	720	13	12-31	07/94	32.75	90
HARL	Harleysville Svgs Fin Cp of PA	OTC	Southeastern PA	Thrift	659	5	09-30	08/87	25.05	57
FSBI	Fidelity Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	630	11	09-30	06/88	20.55	55
BCSB	BCSB Bankcorp MHC of MD (36.0)	OTC	Northeast MD	Thrift	628	11	09-30	07/98	15.50	91
PBCI	Pamrapo Bancorp, Inc. of NJ	OTC	Northern NJ	Thrift	604	11	12-31	11/89	18.27	94
FKFS	First Keystone Fin., Inc of PA	OTC	Southeastern PA	Thrift	543	7	09-30	01/95	22.00	44
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	507	5	03-31	10/94	16.20	37
SVBI	Severn Bancorp Inc of MD	OTC	Central Maryland	Thrift	492	2	12-30	/	23.74	98
GAFC	Greater Atlant. Fin Corp of VA	OTC	North. VA,DC,MD	Thrift	491	9	09-30	06/99	7.05	21
ONFC	Oneida Fincl MHC of NY (45.7)	OTC	Central NY	Thrift	420	6	12-31	12/98	27.25	134
WEBK	West Essex Bp MHC of NJ (40.1)	OTC	NorthCentral NJ	Thrift	384	8	12-31	10/98	34.99	171
PHFC	Pittsburgh Fin Corp of PA	OTC	Pittsburgh PA	Thrift	380	9	09-30	04/96	15.81	23
ALLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	369	8	12-31	03/95	25.17	87
WVFC	WVS Financial Corp. of PA	OTC	Pittsburgh PA	Thrift	368	6	06-30	11/93	18.06	47
PHSB	PHSB Financial Corp of PA	OTC	Western PA	Thrift	344	10	12-31	12/01	18.00	53
AFBC	Advance Fin. Bancorp of WV	OTC	Northwest WV,OH	Thrift	324	5	06-30	01/97	22.75	21
LARL	Laurel Capital Group Inc of PA	OTC	Southwestern PA	Thrift	317	6	06-30	02/87	19.00	36
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	293 J	5	07-31	08/88	8.84	61
ESBK	Elmira Svgs Bank, FSB of NY (3)	OTC	NY,PA	Thrift	283	6	12-31	03/85	30.99	32
PBHC	Pathfinder BC MHC of NY (39.1) (3)	OTC	Upstate NY	Thrift	283	5	12-31	11/95	14.75	36
ROME	Rome Bncp Inc MHC of NY (41.6) (3)	OTC	Central NY	Thrift	256	4	12-31	10/99	32.35	93
IFSB	Independence FSB of DC	OTC	Washington DC,MD	Thrift	247	6	12-31	06/85	17.60	27
GCBC	Green Co Bcrp MHC of NY (43.0)	OTC	Southeast NY	Thrift	244	6	06-30	12/98	24.00	49
SKBO	Skibo Fin Corp MHC of PA(39.8)	OTC	Western PA	Thrift	157 D	3	03-31	04/97	13.28	42
ALFC	Atlantic Liberty Fincl of NY	OTC	Brooklyn, NY	Thrift	141 D	4	12-30	10/02	19.05	30
GOV	Gouverneur Bcp MHC of NY(42.4)	AMEX	Northern NY	Thrift	87	1	09-30	03/99	10.25	23
Mid-West Companies										
CFB	Commercial Federal Corp. of NE	NYSE	CO,IA,NE,KS,OK	M.B.	13,328	195	12-31	12/84	21.96	984
FBC	Flagstar Bancorp, Inc of MI	NYSE	MI,IN	Thrift	9,507	75	12-31	04/97	22.09	1,311
CFFN	Capitol Fd Fn MHC of KS (30.0)	OTC	Kansas	Thrift	8,720	34	09-30	04/99	29.41	2,150
MAFB	MAF Bancorp, Inc. of IL	OTC	Chicago IL	Thrift	5,985	33	12-31	01/90	37.45	873
ABCW	Anchor BanCorp Wisconsin of WI	OTC	Wisconsin	M.B.	3,522 D	54	03-31	07/92	23.71	568
FTFC	First Fed. Capital Corp. of WI	OTC	S. WI,MN,IL	Thrift	3,093	84	12-31	11/89	19.91	392
BKMU	Bank Mutual Cp MHC of WI(49.8)	OTC	WI,MN	Thrift	2,849	70	12-31	11/00	32.91	705
STFR	St. Francis Cap. Corp. of WI	OTC	Milwaukee WI	Thrift	2,293	22	09-30	06/93	29.28	275
TONE	TierOne Corporation of NE	OTC	Lincoln NE	Thrift	2,145	0	12-31	10/02	19.94	450
UCFC	United Community Fin. of OH	OTC	Youngstown OH	Thrift	1,994	29	12-31	07/98	9.17	316
SUFI	Superior Financial Corp of AR	OTC	Eastcentral AR	Thrift	1,747	60	12-31	02/99	23.50	195
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,597	23	12-31	07/98	13.97	171
FPFC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	1,516	24	06-30	01/99	16.78	223
NASB	NASB Fin, Inc. of Grandview MO	OTC	Western MO	Thrift	1,113	8	09-30	09/85	28.98	245
CAFI	Camco Fin Corp of Cambridge OH	OTC	Eastern OH,KY	Thrift	1,079	22	12-31	/	16.02	121
CTZN	Citizens First Bancorp of MI	OTC	Southeast MI	Thrift	1,050	15	03-31	03/01	21.90	186
FDEF	First Defiance Fin. Corp of OH	OTC	Northwest OH	Thrift	897	14	12-31	10/95	20.32	129
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	811	8	12-31	04/98	19.40	89
MFSF	MutualFirst Fin. Inc. of IN	OTC	Eastcentral IN	Thrift	776	17	12-31	12/99	21.71	115
HFFC	HF Financial Corp. of SD	OTC	SD,MN	Thrift	772	32	06-30	04/92	18.20	59
HMNF	HMN Financial, Inc. of MN	OTC	Southeast MN,IA	Thrift	761	13	12-31	06/94	19.27	84
CASH	First Midwest Fin., Inc. of IA	OTC	IA,SD	Thrift	739	16	09-30	09/93	19.15	48
FBCI	Fidelity Bancorp of Chicago IL	OTC	Chicago IL	Thrift	723	5	09-30	12/93	33.17	105
PVFC	PVF Capital Corp. of OH	OTC	Cleveland OH	R.E.	696	13	06-30	12/92	13.95	81
PFSL	Pocahontas Bancorp, Inc. of AR	OTC	Northeast AR	Thrift	683	19	09-30	04/98	12.20	52
FFSX	First Federal Bankshares of IA	OTC	IA,NE	Thrift	635	16	06-30	04/99	18.00	71
PCBI	Peoples Community Bcrp. of OH	OTC	Southwest OH	Thrift	631	9	09-30	03/00	23.24	58
FFHH	FSF Financial Corp. of MN	OTC	Southern MN	Thrift	551	12	09-30	10/94	26.24	61
LNCB	Lincoln Bancorp of IN	OTC	Central IN	Thrift	540	8	12-31	12/98	18.05	80

FINANCIAL, LC.
nancial Services Industry Consultants
00 North Moore Street, Suite 2210
lington, Virginia 22209
03) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 23, 2003(1)

cker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
d-West Companies (continued)										
K	Kankakee Bancorp, Inc. of IL	AMEX	Northeast IL	Thrift	517	14	12-31	01/93	46.25	43
I	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	511	6	09-30	08/88	12.40	56
DC	Peoples Bancorp of Auburn IN	OTC	Northeast IN,MI	Thrift	508	15	09-30	07/87	20.81	72
BI	Ameriana Bancorp of IN	OTC	Eastern IN,OH	Thrift	472	11	12-31	03/87	14.00	44
FF	First SecurityFed Fin of IL	OTC	Chicago IL,PA	Thrift	470	5	12-31	10/97	25.65	101
BC	HopFed Bancorp of KY	OTC	Southwest KY	Thrift	467	6	12-31	02/98	16.20	59
BC	MFB Corp. of Mishawaka IN	OTC	Northern IN	Thrift	435	7	09-30	03/94	26.09	33
LB	Pulaski Fin Cp of St. Louis MO	OTC	St. Louis MO	Thrift	433	5	09-30	12/98	22.73	62
FD	North Central Bancshares of IA	OTC	Central IA	Thrift	426	9	12-31	03/96	35.87	58
AP	First Capital, Inc. of IN	OTC	Southern IN	Thrift	397	9	12-31	01/99	21.00	59
ED	Guaranty Fed Bancshares of MO	OTC	Southwest MO	Thrift	376	9	06-30	12/97	15.98	48
SL	Chesterfield Financial of IL	OTC	Chicago, IL	Thrift	363	3	06-30	05/01	21.70	85
YN	Wayne Savings Bancorp of OH	OTC	Central OH	Thrift	354 P	10	03-31	01/03	13.62	53
SB	Citizens First Fin Corp. of IL	OTC	Central IL	Thrift	352	5	12-31	05/96	23.33	34
FC	Western Ohio Fin. Corp. of OH	OTC	Western OH	Thrift	351	6	12-31	07/94	24.70	43
LK	Hemlock Fed. Fin. Corp. of IL	OTC	Chicago IL	Thrift	319	6	12-31	04/97	29.50	29
BI	First Federal Bancshares of IL	OTC	Westcentral IL	Thrift	318	6	12-31	09/00	23.75	49
SBI	LSB Fin. Corp. of Lafayette IN	OTC	Central IN	Thrift	315	5	12-31	02/95	24.99	34
BI	Sturgis Bancorp of MI	OTC	Southcentral MI	Thrift	294	11	12-31	11/88	10.51	30
BC	Union Community Bancorp of IN	OTC	W.Central IN	Thrift	281	7	12-31	12/97	17.78	41
BC	Southern Missouri Bncrp of MO	OTC	Southeast MO	Thrift	281	8	06-30	04/94	24.80	29
HS	First Franklin Corp. of OH	OTC	Cincinnati OH	Thrift	280	7	12-31	01/88	14.50	24
BSI	First Bancshares, Inc. of MO	OTC	Southcentral MO	Thrift	267	10	06-30	12/93	17.20	28
ED	Park Bancorp of Chicago IL	OTC	Chicago IL	Thrift	264	3	12-31	08/96	25.95	31
XSB	Jcksnville Bcp MHC of IL(45.6)	OTC	Central IL	Thrift	259	7	12-31	04/95	15.99	31
BB	HCB Bancshares, Inc. of AR	OTC	Southcentral AR	Thrift	253	6	06-30	05/97	17.45	25
WC	FFW Corporation of Wabash IN	OTC	Central IN	Thrift	237	4	06-30	04/93	19.80	26
VR	River Valley Bancorp of IN	OTC	Southeast IN	Thrift	234	5	12-31	12/96	34.22	28
BZ	First Federal Bncrp, Inc of OH	OTC	Eastern OH	Thrift	229	6	09-30	07/92	7.65	25
FC	Wells Fin. Corp. of Wells MN	OTC	Southcentral MN	Thrift	226	8	12-31	04/95	25.57	29
IB	Northeast Indiana Bncrp of IN	OTC	Northeast IN	Thrift	225	3	12-31	06/95	19.52	29
BF	Monarch Community Bncrp of MI	OTC	Southcentral MI	Thrift	214	6	12-31	08/02	13.43	31
TC	First BancTrust Corp of IL	OTC	Eastcentral IL	Thrift	213	2	12-31	04/01	22.08	28
BI	Security Financial Bcrp of IN	OTC	Northeast IN	Thrift	200	6	06-30	01/00	23.80	44
BEI	First Bancorp of Indiana of IN	OTC	Evansville IN	Thrift	189	7	06-30	04/99	18.24	30
PS	Great American Bancorp of IL	OTC	East Central IL	Thrift	172	3	12-31	06/95	30.85	24
FB	Harrodsburg 1st Fin Bcrp of KY	OTC	Central KY	Thrift	167	3	09-30	10/95	16.25	22
FC	AMB Fin. Corp. of Munster IN	OTC	Northwest IN	Thrift	155	3	12-31	04/96	14.90	14
KAN	First Kansas Fin. Corp. of KS	OTC	Northeast KS	Thrift	153	6	12-31	06/98	17.00	15
PC	Home City Fin. Corp. of OH	OTC	Southwest OH	Thrift	152	2	12-31	12/96	14.10	11
BP	ASB Financial Corp. of OH	OTC	Southern OH	Thrift	151	1	06-30	05/95	16.40	27
FC	Home Loan Financial Corp of OH	OTC	Central OH	Thrift	147	3	06-30	03/98	15.13	25
GN	Logansport Fin. Corp. of IN	OTC	Northern IN	Thrift	146	1	12-31	06/95	18.25	16
FC	Peoples Sidney Fin. Corp of OH	OTC	WestCentral OH	Thrift	143	4	06-30	04/97	13.93	20
ED	Fidelity Fed. Bancorp of IN	OTC	Southwestern IN	Thrift	142	5	12-31	08/87	1.40	10
FB	CKF Bancorp of Danville KY	OTC	Central KY	Thrift	142	3	12-31	01/95	24.50	17
KY	Frankfort First Bancorp of KY	OTC	Frankfort KY	Thrift	139	3	06-30	07/95	19.73	25
BSI	North Bancshares of Chicago IL	OTC	Chicago IL	Thrift	136	2	12-31	12/93	15.50	18
DF	FFD Financial Corp of Dover OH	OTC	Northeast OH	Thrift	133	2	06-30	04/96	14.00	17
BI	Sobieski Bancorp of S. Bend IN	OTC	Northern IN	Thrift	132	3	06-30	03/95	12.73	9
BI	Community Inv. Bncp, Inc of OH	OTC	NorthCentral OH	Thrift	122	3	06-30	02/95	12.50	13
NC	PFS Bancorp Inc of IN	OTC	Southeastern IN	Thrift	121	3	12-31	10/01	16.85	25
FC	Grand Central Fin. Corp. of OH	OTC	Northeast OH	Thrift	106	2	12-31	12/98	12.60	21
FB	Wbstr Cty Fed MHC of IA (38.5)	OTC	Central IA	Thrift	106	1	12-31	08/94	22.00	42
BF	MSB Financial, Inc of MI	OTC	Southcentral MI	Thrift	103	3	06-30	02/95	14.05	18
FC	StateFed Financial Corp. of IA	OTC	Des Moines IA	Thrift	101	3	06-30	01/94	11.72	15
FI	First Niles Fin., Inc. of OH	OTC	Central Ohio	Thrift	100	1	12-31	10/98	16.11	23
BI	Blue River Bancshares of IN	OTC	Central IN	Thrift	99	4	12-31	06/98	4.88	12
F	Kentucky First Bancorp of KY	AMEX	Central KY	Thrift	76	2	06-30	08/95	17.80	16
EN	Home Financial Bancorp of IN	OTC	Central IN	Thrift	63	2	06-30	07/96	5.85	8

ew England Companies

.P FINANCIAL, LC.
'inancial Services Industry Consultants
700 North Moore Street, Suite 2210
.rlington, Virginia 22209
703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 23, 2003(1)

'icker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
'ew England Companies (continued)										
IBS	Webster Financial Corp. of CT	NYSE	CT	Thrift	14,356	109	12-31	12/86	38.11	1,738
'BCT	Peoples Bank, MHC of CT (40.8) (3)	OTC	CT	Div.	11,853	150	12-31	07/88	29.18	1,803
3CFS	Seacoast Fin Serv Corp of MA (3)	OTC	Southeast MA	Thrift	3,776	42	12-31	11/98	20.45	472
3BMC	Connecticut Bancshares of CT (3)	OTC	Northeast CT	Thrift	2,555	28	12-31	03/00	39.48	438
'AB	FirstFed America Bancorp of MA	AMEX	MA,RI	Thrift	2,414	28	03-31	01/97	32.16	272
'ESX	First Essex Bancorp, Inc of MA (3)	OTC	MA,NH	Div.	1,755	20	12-31	08/87	46.88	362
'ORT	Port Fin. Corp of Brighton MA	OTC	Eastern MA	Thrift	1,546	10	12-31	04/00	53.66	284
3FD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,491	11	12-31	10/95	26.35	116
3RKL	Brookline Bancorp of MA (3)	OTC	Eastern MA	Thrift	1,424	6	12-31	07/02	14.51	839
3HL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,061	11	12-31	06/00	27.20	163
4ASB	MassBank Corp. of Reading MA (3)	OTC	Eastern MA	Thrift	1,016	15	12-31	05/86	34.60	157
ABBK	Abington Bancorp of MA (3)	OTC	Southeastern MA	Thrift	1,000	13	12-31	06/86	24.17	91
VFD	Westfield Finl MHC of MA(47.0) (3)	AMEX	Southwestern MA	Thrift	815	10	12-31	12/01	18.41	185
VRO	Woronoco Bancorp, Inc of MA	AMEX	Southwest MA	Thrift	727	12	12-31	03/99	27.40	99
NMIL	Newmil Bancorp, Inc. of CT (3)	OTC	Western CT	Thrift	685	18	06-30	02/86	24.37	103
CEBK	Central Bncrp of Somerville MA (3)	OTC	Eastern MA	Thrift	488 D	8	03-31	10/86	33.99	56
NHTB	NH Thrift Bancshares of NH	OTC	Central NH	Thrift	487	14	12-31	05/86	24.01	47
NBN	Northeast Bancorp of Auburn ME (3)	AMEX	Eastern ME	Thrift	470	11	06-30	08/87	16.10	43
LSBX	LSB Corp of No. Andover MA (3)	OTC	Northeastern MA	Thrift	436	5	12-31	05/86	14.27	60
HIFS	Hingham Inst. for Sav. of MA (3)	OTC	Eastern MA	Thrift	433	6	12-31	12/88	34.76	72
ANE	Alliance Bncp of New Eng of CT (3)	AMEX	Northern CT	Thrift	421	9	12-31	12/86	23.15	62
MYST	Mystic Financial of MA (3)	OTC	Eastern MA	Thrift	418	5	06-30	01/98	21.35	31
MFLR	Mayflower Co-Op. Bank of MA (3)	OTC	Southeastern MA	Thrift	186 J	5	04-30	12/87	17.68	24
FCB	Falmouth Bancorp, Inc. of MA (3)	AMEX	Southeast MA	Thrift	157	3	09-30	03/96	25.95	23
North-West Companies										
WFSL	Washington Federal, Inc. of WA	OTC	WA,OR,AZ,ID,UT	Thrift	7,311	115	09-30	11/82	23.34	1,624
STSA	Sterling Financial Corp of WA	OTC	WA,ID,OR,MT	M.B.	3,821	77	12-31	06/83	24.15	356
KFBI	Klamath First Bancorp of OR	OTC	Southern OR,WA	Thrift	1,478	56	09-30	10/95	17.18	118
HRZB	Horizon Financial Corp. of WA (3)	OTC	Northwest WA	Thrift	820	15	03-31	08/86	16.74	177
FMSB	First Mutual Bncshrs Inc of WA (3)	OTC	Western WA	Thrift	790	10	12-31	12/85	21.80	103
EVRT	Evertrust Fin. Grp, Inc. of WA (3)	OTC	Northeast WA	Thrift	706	12	03-31	10/99	24.06	116
HFWA	Heritage Financial Corp of WA	OTC	NW WA	Thrift	590	18	12-31	01/98	22.00	147
TSBK	Timberland Bancorp, Inc. of WA	OTC	Westcentral WA	Thrift	436	13	09-30	01/98	23.20	99
RVSB	Riverview Bancorp, Inc. of WA	OTC	Southwest WA	Thrift	420	12	03-31	10/97	18.08	79
OTFC	Oregon Trail Fin. Corp. of OR	OTC	Northeast OR,WA	Thrift	380 D	9	03-31	10/97	24.30	74
FBNW	FirstBank NW Corp. of ID	OTC	West WA/East ID	Thrift	332	8	03-31	07/97	27.00	37
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC	OTC	Charleston SC	Thrift	2,214	44	09-30	11/83	28.55	363
CFCP	Coastal Fin. Corp. of SC	OTC	SC,NC	Thrift	1,070	16	09-30	09/90	12.72	149
CHFN	Charter Fincl MHC of GA (20.0)	OTC	Southwest GA,AL	Thrift	943 D	5	09-30	10/01	27.34	537
FFBH	First Fed. Bancshares of AR	OTC	Northern AR	Thrift	696	16	12-31	05/96	31.00	83
TSH	Teche Hlding Cp of Franklin LA	AMEX	Southern LA	Thrift	526	15	09-30	04/95	32.50	76
CSBC	Citizens South Banking of NC	OTC	Southwest NC	Thrift	501	9	12-31	10/02	12.87	117
UFBS	Union Fin Bancshares Inc of SC	OTC	Northwest SC	Thrift	345	6	09-30	08/87	16.00	31
CFFC	Community Fin. Corp. of VA	OTC	Central VA	Thrift	286 D	6	03-31	03/88	15.78	32
BFSB	Bedford Bancshares, Inc. of VA	OTC	Southwest VA	Thrift	263	4	09-30	08/94	23.35	49
DFBS	Dutchfork Bancshares Inc of SC	OTC	Central SC	Thrift	224	3	09-30	07/00	33.50	39
SSFC	South Street Fin. Corp. of NC (3)	OTC	South Central NC	Thrift	222	2	12-31	10/96	9.40	29
GSLA	GS Financial Corp. of LA	OTC	New Orleans LA	Thrift	210	3	12-31	04/97	18.80	26
PEDE	Great Pee Dee Bancorp of SC	OTC	Northeast SC	Thrift	145	2	06-30	12/97	14.20	25
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	140	5	09-30	02/95	14.00	10
SRN	Southern Banc Company of AL	AMEX	Northeast AL	Thrift	112	4	06-30	10/95	15.30	15
UTBI	United Tenn. Bancshares of TN	OTC	Eastern TN	Thrift	112	3	12-31	01/98	14.18	18

South-West Companies

FINANCIAL, LC.
ıancial Services Industry Consultants
)0 North Moore Street, Suite 2210
Lington, Virginia 22209
)3) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 23, 2003(1)

:ker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
ıth-West Companies (continued)										
SA	Coastal Bancorp of Houston TX	OTC	Houston TX	M.B.	2,530	50	12-31	03/92	28.64	147
VL	Jacksonville Bancorp Inc of TX	OTC	East Central TX	Thrift	446	9	09-30	04/96	29.28	53
PB	GFSB Bancorp, Inc of Gallup NM	OTC	Northwest NM	Thrift	216	2	06-30	06/95	17.80	20
BC	Access Anytime Bancorp of NM	OTC	Eastern NM	Thrift	197	6	12-31	08/86	9.95	14
stern Companies (Excl CA)										
XC	Matrix Bancorp, Inc. of CO	OTC	NM,AZ	Thrift	1,697	3	12-31	10/96	9.35	61
BC	High Country Bancorp of CO	OTC	Southcentral CO	Thrift	183	4	06-30	12/97	28.00	25
ZY	Crazy Woman Creek Bncorp of WY	OTC	Northeast WY	Thrift	76	3	09-30	03/96	15.49	13
her Areas										

TES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank.

urce: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

te of Last Update: 06/23/03

EXHIBIT III-2
Public Market Pricing of All MHC Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
MHC INSTITUTIONS -- IMPLIED PRICING RATIOS FULL CONVERSION BASIS
Comparable Institution Analysis
As of June 13, 2003

		Fully Converted Implied Value		Per Share (8)		Pricing Ratios(3)					Dividends(4)				Financial Characteristics(6)					
																	Reported		Core	
		Price/ Share(1)	Implied Market Val(8)	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE
		($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(X)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
All Public Companies(7)																				
	Averages	21.38	324.28	1.08	15.22	15.60	144.62	14.93	154.26	17.78	0.46	2.23	34.73	2,282	10.44	0.69	0.88	9.24	0.71	7.15
	Medians	---	---	---	---	14.46	132.39	13.67	143.09	16.59	---	---	---	---	---	---	---	---	---	---
All Non-MHC State of NY(7)																				
	Averages	23.99	1116.95	1.42	13.50	15.19	181.47	19.11	199.10	16.82	0.55	2.29	32.14	5,896	10.51	0.40	1.36	14.60	1.08	11.39
	Medians	---	---	---	---	14.68	170.86	19.39	202.95	16.31	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																				
	Averages	22.20	697.79	0.75	22.98	22.33	95.71	22.18	99.87	22.75	0.56	2.54	47.35	3,097	23.29	0.65	0.78	3.49	0.74	3.26
	Medians	---	---	---	---	21.01	93.44	21.34	97.02	23.03	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																				
ALLB	Alliance Bank MHC of PA (20.0)	25.17	93.36	0.50	28.71	NM	87.67	21.20	87.67	NM	0.36	1.43	72.00	440	24.18	2.98	0.41	1.70	0.42	1.74
BCSB	BCSB Bankcorp MHC of MD (36.0)	15.50	91.05	0.43	16.35	NM	94.80	13.42	97.61	NM	0.50	3.23	NM	679	14.15	0.18	0.50	3.09	0.43	2.66
CFFN	Capitol Fd Fn MHC of KS (30.0)	29.41	2150.49	1.15	31.06	21.01	94.69	21.49	94.69	25.57	0.92	3.13	NM	10,007	22.70	0.13	1.02	4.52	0.84	3.72
CHFN	Charter Fincl MHC of GA (20.0)	27.34	536.52	0.31	31.88	NM	85.76	40.92	85.76	NM	0.80	2.93	NM	1,311	47.72	0.52	0.50	1.06	0.46	0.97
GOV	Gouverneur Bcp MHC of NY(42.4)	10.25	23.35	0.30	12.69	NM	80.77	23.78	80.77	NM	0.26	2.54	NM	98	29.44	0.75	0.78	2.61	0.71	2.37
GCBC	Green Co Bcrp MHC of NY (43.0)	24.00	48.82	1.19	25.68	20.17	93.46	18.21	93.46	20.17	0.68	2.83	57.14	268	19.48	0.15	0.96	4.74	0.96	4.74
HCBK	Hudson Cty Bcp MHC of NJ(38.8)	25.71	5036.69	1.20	25.23	20.90	101.90	27.19	101.90	21.43	0.48	1.87	40.00	18,525	26.68	0.18	1.41	4.90	1.38	4.78
JXSB	Jcksnville Bcp MHC of IL(45.6)	15.99	30.72	0.38	18.22	29.07	87.76	11.24	96.44	NM	0.30	1.88	NM	273	12.81	1.64	0.40	3.08	0.28	2.13
NWSB	Northwest Bcrp MHC of PA(25.4)	16.24	774.00	0.93	17.68	16.92	91.86	13.75	101.44	17.46	0.32	1.97	34.41	5,627	14.97	0.52	0.88	5.58	0.86	5.40
ONFC	Oneida Fincl MHC of NY (45.7)	27.25	133.72	0.71	22.89	NM	119.05	27.65	133.38	NM	0.54	1.98	NM	484	23.23	0.12	0.88	3.71	0.74	3.13
PRTR	Partners Trust MHC of NY(46.4)	19.85	281.95	0.94	20.96	25.45	94.70	19.33	108.71	21.12	0.28	1.41	29.79	1,458	20.41	0.91	0.86	3.91	1.04	4.72
PBHC	Pathfinder BC MHC of NY (39.1)	14.75	36.02	0.56	15.95	18.91	92.48	11.98	105.66	26.34	0.40	2.71	71.43	301	12.95	1.15	0.63	4.89	0.45	3.51
PBCT	Peoples Bank, MHC of CT (40.8)	29.18	2696.52	0.82	28.64	NM	101.89	19.91	106.57	NM	1.56	5.35	NM	13,545	19.54	0.41	0.58	2.98	0.56	2.87
PBCP	Provident Bcp MHC of NY (45.1)	33.00	263.08	1.34	29.71	23.24	111.07	21.66	118.45	24.63	0.60	1.82	44.78	1,215	19.50	0.53	0.98	4.85	0.93	4.57
ROME	Rome Bncp Inc MHC of NY (41.6)	32.35	94.43	1.03	29.59	NM	109.33	30.87	109.33	NM	0.44	1.36	42.72	306	28.24	0.43	1.04	3.62	1.00	3.49
SKBO	Skibo Fin Corp MHC of PA(39.8)	13.28	41.85	0.19	14.39	NM	92.29	23.44	92.29	NM	0.48	3.61	NM	179	25.40	NA	0.34	1.30	0.34	1.30
WCFB	Wbstr Cty Fed MHC of IA (38.5)	22.00	41.54	0.87	23.55	25.29	93.42	32.53	93.70	25.29	1.00	4.55	NM	128	34.83	0.23	1.32	3.72	1.32	3.72
WFD	Westfield Finl MHC of MA(47.0)	18.41	186.05	0.59	20.48	NM	89.89	20.68	89.89	NM	0.20	1.09	33.90	900	23.01	0.27	0.61	2.64	0.66	2.88

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing twelve month data, adjusted to omit non-operating gains and losses on a tax effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3
Peer Group Market Area Comparative Analysis

Exhibit III-3

Peer Group Market Area Comparative Analysis

Institution	County	Population 1990 (000)	Population 2002 (000)	Proj. Pop. 2007	1990-2002 % Change	2002-2007 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
Alliance Bank MHC of PA	Delaware	548	548	542	0.0%	-1.1%	29,631	125.2%	4.0%
BCSB Bankcorp MHC of MD	Baltimore	692	771	810	11.4%	5.1%	30,279	101.1%	2.6%
Gouverneur Bancorp of NY	St. Lawrence	112	111	110	-0.6%	-1.2%	16,988	62.0%	4.9%
Greene Co. Bancorp MHC of NY	Greene	45	49	50	9.1%	2.9%	19,139	69.8%	27.8%
Jacksonville SB MHC of IL	Morgan	36	37	36	0.3%	-0.6%	20,518	76.4%	29.2%
Oneida Financial MHC of NY	Madison	69	69	69	0.3%	-0.3%	19,677	71.8%	37.2%
Pathfinder Bancorp MHC of NY	Oswego	122	121	120	-0.2%	-1.4%	17,414	63.5%	22.9%
Rome Bancorp MHC of NY	Oneida	251	231	222	-7.7%	-4.1%	19,541	71.3%	6.3%
Skibo Financial Corp. MHC of PA	Allegheny	1,336	1,264	1,223	-5.4%	-3.3%	26,504	111.9%	0.2%
Webster City Fed. Bancorp MHC of IA	Hamilton	16	16	16	2.1%	-0.1%	19,215	93.7%	23.7%
	Averages:	**323**	**322**	**320**	**0.9%**	**-0.4%**	**21,891**	**84.7%**	**15.9%**
	Medians:	**117**	**116**	**115**	**0.1%**	**-0.9%**	**19,609**	**74.1%**	**14.6%**
Flatbush Federal S & LA	**Kings**	**2,301**	**2,479**	**2,522**	**7.7%**	**1.8%**	**19,170**	**69.9%**	**0.4%**

(1) Total institution deposits in headquarters county as percent of total county deposits.

EXHIBIT IV-1
Stock Prices:
As of June 13, 2003

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of June 13, 2003

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(179)	20.79	11,109	290.1	22.14	15.10	20.76	0.42	22.35	17.56	1.42	1.09	15.79	14.83	173.76
NYSE Traded Companies(12)	32.41	71,570	2,381.4	35.51	21.96	32.54	-0.80	11.79	23.67	2.93	2.05	19.00	17.21	266.80
AMEX Traded Companies(13)	22.62	3,508	78.2	23.83	16.27	22.30	2.10	24.33	18.16	1.43	0.85	18.59	17.47	209.60
NASDAQ Listed OTC Companies(154)	19.65	6,727	133.8	20.86	14.42	19.63	0.37	23.06	17.00	1.29	1.04	15.27	14.38	162.70
California Companies(16)	30.71	26,037	1,347.0	32.50	20.22	30.54	1.54	34.64	31.23	2.55	1.97	18.11	17.63	234.68
Florida Companies(7)	18.89	20,024	340.7	20.36	13.24	19.06	-0.54	21.99	20.34	1.18	1.07	11.53	10.82	146.44
Mid-Atlantic Companies(36)	19.60	19,846	367.8	21.05	13.97	19.51	0.74	26.50	20.88	1.31	1.13	13.67	12.47	171.26
Mid-West Companies(85)	19.31	5,347	107.1	20.48	14.43	19.35	-0.07	19.77	14.70	1.24	0.90	16.02	15.26	160.18
New England Companies(6)	29.61	12,812	454.5	31.83	21.49	28.66	3.77	17.56	18.65	1.92	0.73	21.06	16.55	277.38
North-West Companies(8)	22.14	15,408	351.4	23.02	15.28	21.87	1.33	25.33	22.06	1.59	1.34	15.78	14.28	158.20
South-East Companies(14)	19.95	3,829	75.7	21.31	15.04	19.97	0.13	21.24	13.46	1.45	1.11	17.06	16.52	149.70
South-West Companies(4)	21.42	2,361	58.5	23.02	17.70	21.41	1.82	10.06	1.15	2.21	2.15	18.50	16.67	268.32
Western Companies (Excl CA)(3)	17.61	2,733	32.8	19.15	12.54	17.97	-1.45	8.50	12.28	0.57	0.39	15.54	15.44	186.50
Thrift Strategy(169)	20.79	9,086	262.2	22.06	15.06	20.75	0.44	23.08	17.96	1.40	1.10	15.85	14.95	170.46
Mortgage Banker Strategy(8)	22.87	52,553	895.3	25.88	17.38	22.83	-0.21	6.76	11.27	1.82	1.05	16.27	13.57	253.10
Real Estate Strategy(2)	13.18	5,144	68.3	13.58	9.18	13.01	1.35	27.08	11.64	1.33	0.84	9.65	9.64	116.94
Companies Issuing Dividends(159)	20.84	11,330	300.3	22.22	15.24	20.82	0.25	20.70	16.00	1.44	1.12	15.93	14.94	172.88
Companies Without Dividends(20)	20.37	9,015	193.2	21.41	13.74	20.24	2.02	38.05	32.40	1.22	0.88	14.50	13.71	182.12
Equity/Assets <6%(13)	18.50	16,986	371.1	20.45	12.63	18.30	1.02	22.77	24.63	1.42	0.84	13.56	12.02	259.30
Equity/Assets 6-12%(120)	22.17	12,489	351.6	23.60	15.97	22.14	0.51	21.72	17.98	1.61	1.24	16.07	14.94	191.08
Equity/Assets >12%(46)	17.92	5,995	111.3	18.88	13.58	17.92	0.04	23.85	14.57	0.93	0.80	15.70	15.29	106.35
Actively Traded Companies(13)	28.82	53,140	1,852.6	30.64	21.49	28.81	-0.41	5.86	12.60	2.32	1.93	16.41	13.98	220.06
Market Value Below $20 Million(21)	14.04	1,089	14.1	14.74	10.43	13.98	1.07	17.55	13.04	0.45	0.38	13.64	13.31	126.27
Holding Company Structure(177)	20.89	11,192	293.0	22.25	15.20	20.87	0.27	21.88	16.94	1.43	1.10	15.87	14.89	174.64
Assets Over $1 Billion(54)	24.54	30,418	843.0	26.72	17.65	24.54	0.27	17.15	18.56	1.88	1.39	15.10	13.58	199.28
Assets $500 Million-$1 Billion(38)	21.05	4,553	87.1	22.14	15.04	21.08	-0.15	26.51	17.25	1.47	1.22	16.75	15.67	187.52
Assets $250-$500 Million(40)	19.99	2,576	46.7	21.03	14.86	19.97	0.38	23.03	17.81	1.40	1.08	16.42	15.45	175.13
Assets less than $250 Million(47)	16.94	1,314	20.8	17.79	12.41	16.81	1.09	24.48	16.45	0.87	0.65	15.29	15.05	132.07
Goodwill Companies(110)	21.74	13,753	295.6	23.26	15.86	21.76	0.02	18.91	16.14	1.62	1.24	16.11	14.58	187.06
Non-Goodwill Companies(68)	19.34	6,585	284.2	20.41	13.96	19.23	0.95	27.84	19.42	1.09	0.85	15.41	15.41	152.80
Acquirors of FSLIC Cases(6)	34.04	49,966	2,778.9	37.08	24.02	33.50	2.38	10.85	21.94	2.46	1.90	20.46	19.60	263.21

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 13, 2003

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(31)	24.24	24,077	612.3	25.79	17.61	24.24	0.36	22.45	20.57	1.53	1.25	14.61	13.63	160.26
NYSE Traded Companies(4)	29.69	88,699	2,782.5	30.53	20.46	29.66	0.28	39.49	33.58	2.40	0.88	13.52	10.93	125.08
AMEX Traded Companies(4)	23.10	3,057	72.8	24.81	16.84	22.86	1.01	21.47	11.77	0.90	0.84	15.59	15.05	171.37
NASDAQ Listed OTC Companies(23)	23.42	15,772	301.7	25.07	17.22	23.47	0.25	19.40	19.77	1.49	1.40	14.64	13.87	164.85
Mid-Atlantic Companies(11)	25.89	54,755	1,469.7	27.42	18.42	26.17	-0.92	25.46	27.20	1.96	1.29	12.94	11.37	140.24
New England Companies(16)	24.80	8,501	175.7	26.52	18.62	24.51	1.49	16.82	14.54	1.34	1.27	16.50	15.65	185.45
North-West Companies(3)	20.87	6,698	131.9	22.13	13.52	21.46	-1.49	37.57	27.02	1.41	1.22	12.93	12.91	130.52
South-East Companies(1)	9.40	3,080	29.0	9.40	6.80	9.24	1.73	31.47	25.50	0.54	0.53	8.12	8.12	72.05
Thrift Strategy(28)	24.39	22,141	578.5	25.88	17.70	24.40	0.38	23.62	20.94	1.52	1.23	14.89	13.87	161.02
Mortgage Banker Strategy(1)	19.90	78,300	1,558.2	23.31	15.30	19.95	-0.25	-10.32	10.37	1.92	1.87	7.01	6.99	138.97
Companies Issuing Dividends(31)	24.24	24,077	612.3	25.79	17.61	24.24	0.36	22.45	20.57	1.53	1.25	14.61	13.63	160.26
Equity/Assets <6%(3)	21.96	28,931	584.1	23.53	15.68	21.95	0.28	17.33	19.63	1.64	1.44	10.82	9.91	190.29
Equity/Assets 6-12%(22)	26.77	20,089	635.6	28.55	19.56	26.82	0.04	18.45	16.54	1.75	1.39	15.78	14.60	180.67
Equity/Assets >12%(6)	16.96	34,945	548.6	17.71	12.11	16.80	1.44	38.35	34.47	0.75	0.68	12.61	12.26	77.24
Actively Traded Companies(6)	26.87	4,605	104.4	28.30	20.82	26.51	2.39	16.17	20.93	1.64	1.63	18.17	17.84	181.63
Holding Company Structure(28)	23.83	26,684	678.0	25.45	17.24	23.69	0.80	22.45	20.21	1.49	1.20	14.38	13.31	154.95
Assets Over $1 Billion(15)	25.67	49,568	1,276.3	27.67	18.43	25.68	-0.02	21.30	22.79	1.69	1.17	14.17	12.58	136.13
Assets $500 Million-$1 Billion(6)	23.59	5,459	121.9	24.69	16.48	23.26	2.01	27.19	21.01	1.53	1.37	14.03	13.13	166.08
Assets $250-$500 Million(7)	24.94	2,252	50.9	26.16	18.62	25.37	-0.96	24.66	17.08	1.60	1.44	16.81	16.47	214.11
Assets less than $250 Million(3)	17.68	1,780	25.5	18.97	14.01	17.33	1.73	12.82	18.26	0.71	0.91	12.59	12.56	127.58
Goodwill Companies(21)	25.96	30,891	823.0	27.73	18.60	25.85	0.77	23.48	21.34	1.75	1.34	14.92	13.50	166.45
Non-Goodwill Companies(9)	20.76	9,882	159.1	21.90	15.74	21.04	-0.58	20.42	18.44	1.07	1.05	14.28	14.28	147.76

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 13, 2003

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(15)	21.48	14,467	107.5	23.51	15.81	21.63	-0.26	18.31	15.09	0.63	0.58	10.71	9.87	92.57
BIF-Insured Thrifts(5)	24.08	53,797	366.7	24.66	14.86	24.19	-0.58	25.65	20.35	0.81	0.76	11.15	10.37	111.13
AMEX Traded Companies(2)	14.33	6,159	49.4	14.83	10.80	14.36	0.55	10.88	13.91	0.37	0.38	9.90	9.90	59.60
NASDAQ Listed OTC Companies(18)	23.19	27,797	195.8	24.96	16.15	23.34	-0.46	21.53	16.88	0.72	0.66	10.95	10.03	102.49
Mid-Atlantic Companies(13)	21.45	24,056	134.6	22.97	14.57	21.21	1.03	21.89	17.46	0.69	0.65	9.85	8.92	94.01
Mid-West Companies(4)	22.47	25,643	228.3	23.89	15.75	22.79	-1.37	21.04	21.94	0.81	0.67	12.02	11.45	103.31
New England Companies(2)	23.80	35,920	411.4	24.44	17.05	23.98	-0.98	17.81	17.28	0.71	0.72	13.81	12.87	136.49
South-East Companies(1)	27.34	19,624	108.4	32.75	23.71	31.31	-12.68	4.91	-12.03	0.14	0.11	13.12	13.12	48.05
Thrift Strategy(19)	21.79	23,251	146.9	23.48	15.22	21.94	-0.37	20.79	16.60	0.66	0.61	10.56	9.80	92.19
Diversified Strategy(1)	29.18	61,800	733.9	29.88	21.11	29.19	-0.03	12.88	15.79	0.97	0.93	15.43	13.55	191.79
Companies Issuing Dividends(20)	22.20	25,392	179.5	23.83	15.55	22.34	-0.35	20.35	16.55	0.68	0.63	10.83	10.01	97.73
Equity/Assets 6-12%(12)	23.29	36,637	256.6	24.90	16.06	23.07	0.92	21.70	19.81	0.81	0.72	10.75	9.67	118.50
Equity/Assets >12%(8)	20.50	7,721	58.3	22.16	14.74	21.20	-2.35	18.24	11.43	0.47	0.49	10.95	10.55	65.09
Holding Company Structure(17)	21.55	24,096	150.5	22.96	14.81	21.39	0.75	21.40	17.96	0.70	0.63	10.30	9.63	95.05
Assets Over $1 Billion(7)	25.57	66,099	465.8	26.82	17.27	25.88	-1.21	21.54	16.11	1.00	0.96	11.53	10.18	121.14
Assets $500 Million-$1 Billion(3)	20.42	11,846	76.7	22.74	15.77	22.00	-5.72	17.25	6.49	0.33	0.32	11.04	10.88	78.74
Assets $250-$500 Million(6)	23.10	3,115	28.7	25.34	14.99	22.30	3.22	26.04	27.15	0.61	0.50	10.37	9.15	106.47
Assets less than $250 Million(4)	17.38	2,338	15.8	18.29	13.52	17.36	0.49	13.77	11.50	0.55	0.54	10.20	10.18	65.92
Goodwill Companies(11)	21.53	16,519	146.5	22.36	14.96	21.30	0.83	23.04	20.52	0.75	0.69	10.84	9.20	114.31
Non-Goodwill Companies(9)	22.88	34,266	212.5	25.31	16.14	23.39	-1.53	17.67	12.58	0.61	0.57	10.82	10.82	81.15
MHC Institutions(20)	22.20	25,392	179.5	23.83	15.55	22.34	-0.35	20.35	16.55	0.68	0.63	10.83	10.01	97.73

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 13, 2003

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
		Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	25.75	82,856	2,133.5	35.17	21.60	26.66	-3.41	-23.00	-5.16	2.87	2.72	18.04	15.80	271.44
BBX	BankAtlantic Bancorp of FL	11.99	58,393	700.1	12.40	7.00	12.08	-0.75	9.00	26.88	1.18	1.01	8.21	6.65	99.44
CFB	Commercial Federal Corp. of NE	21.96	44,808	984.0	29.16	19.01	22.30	-1.52	-18.82	-5.95	2.31	0.81	16.92	12.83	297.45
DSL	Downey Financial Corp. of CA	43.75	27,929	1,221.9	52.08	30.44	44.47	-1.62	-8.85	12.18	3.76	2.65	30.49	30.38	409.54
FED	FirstFed Financial Corp. of CA	34.25	16,972	581.3	35.45	22.93	34.40	-0.44	23.96	18.31	3.43	3.12	22.81	22.29	260.21
FBC	Flagstar Bancorp, Inc of MI	22.09	59,332	1,310.6	23.13	8.36	20.77	6.36	106.26	104.54	2.45	-0.63	7.72	7.72	160.23
GDW	Golden West Fin. Corp. of CA	83.60	152,775	12,772.0	84.70	56.20	81.49	2.59	22.72	16.42	6.42	6.38	34.00	34.00	458.21
GPT	GreenPoint Fin. Corp. of NY*	51.21	93,694	4,798.1	52.13	36.69	51.40	-0.37	7.63	13.35	5.43	2.41	20.31	16.09	239.07
NDE	IndyMac Bancorp of CA	26.05	55,191	1,437.7	26.96	16.14	26.49	-1.66	14.20	40.89	2.61	-1.09	16.00	15.37	171.71
NYB	New York Community Bcrp of NY*	28.25	139,812	3,949.7	28.88	17.39	28.22	0.11	49.55	30.42	1.79	1.65	9.65	4.82	85.97
PFB	PFF Bancorp, Inc. of Pomona CA	37.10	11,770	436.7	38.77	23.50	38.50	-3.64	10.22	18.72	3.01	2.92	23.21	23.10	267.97
PFS	Provident Financal Serv of NJ*	18.95	61,538	1,166.1	19.39	14.80	19.05	-0.52	89.50	89.50	0.47	0.54	13.65	13.28	59.77
SOV	Sovereign Bancorp, Inc. of PA	15.68	263,996	4,139.5	16.80	11.20	16.55	-5.26	9.65	11.60	1.34	1.23	10.82	5.71	154.79
SIB	Staten Island Bancorp of NY*	20.35	59,752	1,216.0	21.73	12.96	19.97	1.90	11.26	1.04	1.92	-1.08	10.46	9.54	115.50
WBS	Webster Financial Corp. of CT	38.11	45,617	1,738.5	39.50	30.28	38.20	-0.24	2.03	9.51	3.52	3.19	23.47	16.43	314.70
WES	Westcorp of Irvine CA	28.58	39,205	1,120.5	32.00	16.90	28.60	-0.07	-5.86	36.10	2.20	2.29	16.27	16.26	335.91
AMEX Traded Companies															
ANE	Alliance Bncp of New Eng of CT*	23.15	2,679	62.0	24.63	12.94	23.00	0.65	67.75	14.89	1.32	1.32	10.18	10.16	157.08
BHL	Berkshire Hills Bancorp of MA*	27.20	6,001	163.2	28.80	19.50	27.40	-0.73	16.84	15.50	0.32	-0.21	19.80	18.07	176.81
BFD	BostonFed Bancorp, Inc. of MA	26.35	4,416	116.4	35.20	22.75	24.66	6.85	-12.05	-1.31	-0.28	-2.13	20.29	17.85	337.58
CNY	Carver Bancorp, Inc. of NY	16.20	2,297	37.2	16.41	9.15	16.20	0.00	37.87	44.39	1.58	1.58	16.68	16.61	220.61
EFC	EFC Bancorp, Inc of Elgin IL	19.40	4,599	89.2	20.60	15.90	19.25	0.78	8.99	6.30	1.34	1.31	16.26	16.26	176.29
FCB	Falmouth Bancorp, Inc. of MA*	25.95	903	23.4	29.50	22.25	25.00	3.80	-11.28	7.01	0.51	1.25	18.47	18.47	174.08
FAB	FirstFed America Bancorp of MA	32.16	8,443	271.5	32.40	21.50	31.20	3.08	29.42	29.42	2.73	0.25	22.87	16.51	285.97
GAF	GA Financial Corp., Inc. of PA	25.50	4,984	127.1	26.99	17.00	25.63	-0.51	37.47	7.59	1.41	1.25	19.36	19.34	174.13
GOV	Gouverneur Bcp MHC of NY(42.4)	10.25	2,278	9.9	10.65	8.60	9.95	3.02	-0.97	9.04	0.28	0.25	7.61	7.61	38.02
KNK	Kankakee Bancorp, Inc. of IL	46.25	933	43.2	47.25	35.00	46.65	-0.86	17.83	26.54	2.90	2.35	35.18	30.87	553.93
KYF	Kentucky First Bancorp of KY	17.80	883	15.7	18.00	13.75	17.80	0.00	25.00	8.87	1.10	1.10	14.79	14.79	85.84
NBN	Northeast Bancorp of Auburn ME*	16.10	2,646	42.6	16.30	12.65	16.05	0.31	12.59	9.67	1.44	1.01	13.89	13.49	177.52
SZB	SouthFirst Bancshares of AL	14.00	734	10.3	15.15	11.25	13.75	1.82	10.24	0.00	0.73	-0.38	16.95	16.20	190.47
SRN	Southern Banc Company of AL	15.30	961	14.7	15.50	11.71	15.00	2.00	17.69	2.00	0.96	0.71	19.42	19.41	116.79
TSH	Teche Hldng Cp of Franklin LA	32.50	2,324	75.5	33.50	21.55	32.87	-1.13	27.45	18.74	2.66	2.62	24.80	24.80	226.47
WSB	Washington SB, FSB of Bowie MD	8.84	6,905	61.0	8.84	4.87	8.00	10.50	52.41	54.82	0.73	0.37	4.71	4.71	42.42
WFD	Westfield Finl MHC of MA(47.0)*	18.41	10,039	89.0	19.00	12.99	18.77	-1.92	22.73	18.77	0.45	0.50	12.18	12.18	81.18
WFI	Winton Financial Corp. of OH	12.40	4,501	55.8	12.40	9.20	12.10	2.48	21.93	12.12	1.29	0.89	9.45	9.42	113.60
WRO	Woronoco Bancorp, Inc of MA	27.40	3,620	99.2	27.60	17.90	26.79	2.28	42.04	26.56	1.42	1.07	20.91	20.40	200.70
NASDAQ Listed OTC Companies															
AMFC	AMB Fin. Corp. of Munster IN	14.90	956	14.2	17.00	8.64	14.76	0.95	66.29	25.32	1.13	1.11	12.30	12.30	162.05
ASBP	ASB Financial Corp. of OH	16.40	1,629	26.7	18.00	10.61	16.50	-0.61	52.56	16.23	1.29	1.12	9.66	9.66	92.82
ABBK	Abington Bancorp of MA*	24.17	3,785	91.5	24.17	17.75	22.00	9.86	20.85	15.59	1.31	1.05	15.70	12.99	264.09
AABC	Access Anytime Bancorp of NM	9.95	1,357	13.5	9.96	8.01	9.54	4.30	8.15	3.54	0.75	0.17	10.44	9.20	144.94
AFBC	Advance Fin. Bancorp of WV	22.75	932	21.2	24.00	16.00	22.75	0.00	30.37	21.33	1.90	1.69	20.79	13.86	347.75
ALLB	Alliance Bank MHC of PA (20.0)	25.17	3,441	17.3	33.99	21.30	24.93	0.96	-5.45	7.29	0.28	0.29	10.12	10.12	107.16
ASBI	Ameriana Bancorp of IN	14.00	3,148	44.1	14.79	10.71	13.98	0.14	-2.10	21.95	-0.09	-0.47	12.55	12.08	149.93
ABCW	Anchor BanCorp Wisconsin of WI	23.71	23,943	567.7	24.25	17.19	23.97	-1.08	6.32	14.27	1.99	1.48	12.35	11.41	147.08
ALFC	Atlantic Liberty Fincl of NY	19.05	1,588	30.3	19.60	12.75	18.37	3.70	90.50	35.20	0.70	0.70	15.56	15.56	89.03
BCSB	BCSB Bankcorp MHC of MD (36.0)	15.50	5,874	32.7	16.48	10.62	15.91	-2.58	24.10	12.73	0.41	0.34	7.81	7.34	106.98
BKMU	Bank Mutual Cp MHC of WI(49.8)(8)	32.91	21,409	365.6	33.99	17.55	33.20	-0.87	63.41	42.28	1.22	1.01	14.73	12.01	133.07
BKUNA	BankUnited Fin. Corp. of FL	18.63	25,597	476.9	19.68	13.70	18.45	0.98	9.52	15.14	1.33	1.19	14.23	13.12	258.24
BFSB	Bedford Bancshares, Inc. of VA(8)	23.35	2,091	48.8	23.99	13.50	23.00	1.52	36.47	47.88	1.40	1.40	12.48	12.48	125.65
BRBI	Blue River Bancshares of IN	4.88	2,406	11.7	4.95	4.13	4.80	1.67	0.62	13.49	-1.82	-0.70	5.08	5.08	41.25
BYFC	Broadway Financial Corp. of CA	11.25	1,819	20.5	13.01	6.45	10.85	3.69	69.17	21.75	0.78	0.78	8.64	8.64	119.47
BRKL	Brookline Bancorp of MA*	14.51	57,790	838.5	14.76	10.76	14.17	2.40	27.17	21.93	0.28	0.19	10.62	10.62	24.64
CITZ	CFS Bancorp, Inc of Munster IN	13.97	12,267	171.4	15.46	13.05	14.00	-0.21	-0.21	-2.31	0.51	0.57	12.64	12.64	130.17
CKFB	CKF Bancorp of Danville KY	24.50	704	17.2	25.58	17.26	24.00	2.08	32.79	31.37	1.91	1.91	19.76	18.20	201.76
CAFI	Camco Fin Corp of Cambridge OH	16.02	7,567	121.2	17.10	12.75	16.31	-1.78	11.64	12.74	1.33	0.82	12.84	12.45	142.63
CFFN	Capitol Fd Fn MHC of KS (30.0)	29.41	73,121	655.2	32.22	20.20	29.96	-1.84	17.17	2.12	1.21	0.96	13.47	13.47	119.26
CEBK	Central Bncrp of Somerville MA*	33.99	1,662	56.5	36.55	28.05	33.79	0.59	13.22	12.89	2.06	2.32	24.72	23.38	293.65
CHFN	Charter Fincl MHC of GA (20.0)	27.34	19,624	108.4	32.75	23.71	31.31	-12.68	4.91	-12.03	0.14	0.11	13.12	13.12	48.05

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 13, 2003

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
CFSL	Chesterfield Financial of IL	21.70	3,896	84.5	21.70	17.70	21.20	2.36	20.56	6.06	0.75	0.75	18.76	18.64	93.25
CTZN	Citizens First Bancorp of MI	21.90	8,480	185.7	23.61	17.15	22.04	-0.64	4.94	3.99	1.46	1.28	17.71	17.71	123.78
CFSB	Citizens First Fin Corp. of IL	23.33	1,457	34.0	25.86	17.80	23.49	-0.68	21.19	-7.79	1.35	0.91	21.88	21.88	241.37
CSBC	Citizens South Banking of NC	12.87	9,077	116.8	13.80	8.41	12.99	-0.92	37.79	26.18	0.52	0.51	10.66	9.78	55.22
CBSA	Coastal Bancorp of Houston TX	28.64	5,147	147.4	32.75	27.01	28.45	0.67	-6.10	-11.47	3.20	3.62	24.81	20.65	491.52
CFCP	Coastal Fin. Corp. of SC	12.72	11,700	148.8	14.09	9.82	12.23	4.01	23.62	2.58	0.92	0.77	6.04	6.04	91.44
CCBI	Commercial Capital Bcrp of CA	16.50	14,355	236.9	17.40	7.76	16.20	1.85	106.25	86.02	1.04	0.37	5.91	5.00	81.71
CFFC	Community Fin. Corp. of VA	15.78	2,059	32.5	16.99	11.54	15.50	1.81	34.30	25.64	1.40	1.31	12.56	12.54	138.93
CIBI	Community Inv. Bncp, Inc of OH	12.50	1,079	13.5	13.53	9.80	13.25	-5.66	18.60	11.21	1.05	1.06	11.82	11.82	113.51
SBMC	Connecticut Bancshares of CT*	39.48	11,089	437.8	45.50	25.65	39.90	-1.05	32.75	2.68	2.50	2.41	23.05	20.46	230.37
CRZY	Crazy Woman Creek Bncorp of WY	15.49	812	12.6	15.98	11.70	15.85	-2.27	5.30	22.64	0.24	0.38	16.62	16.33	93.36
DCOM	Dime Community Bancshars of NY*	25.45	25,423	647.0	27.53	18.60	24.70	3.04	13.87	32.90	1.89	1.81	10.63	8.38	121.72
DFBS	Dutchfork Bancshares Inc of SC	33.50	1,153	38.6	34.76	23.00	33.85	-1.03	37.01	23.03	2.41	0.68	27.48	27.48	194.58
ESBF	ESB Financial Corp. of PA	14.72	10,545	155.2	17.85	8.37	14.55	1.17	74.41	36.42	0.87	0.92	9.48	8.70	126.57
ESBK	Elmira Svgs Bank, FSB of NY*	30.99	1,036	32.1	32.48	21.14	33.72	-8.10	32.61	33.06	2.28	1.68	20.59	19.97	273.06
EVRT	Evertrust Fin. Grp, Inc. of WA*	24.06	4,835	116.3	25.28	16.55	24.96	-3.61	28.05	11.13	1.41	1.27	18.96	18.96	146.05
FFDF	FFD Financial Corp of Dover OH	14.00	1,222	17.1	14.59	10.00	13.45	4.09	3.70	16.47	0.74	0.40	13.80	13.80	108.81
FFLC	FFLC Bancorp of Leesburg FL	26.86	5,377	144.4	28.90	17.60	25.64	4.76	51.32	36.28	1.67	1.64	13.53	13.53	176.80
FFWC	FFW Corporation of Wabash IN	19.80	1,322	26.2	20.20	14.40	19.50	1.54	23.75	19.13	1.77	1.29	17.66	16.91	179.01
FMCO	FMS Fin Corp. of Burlington NJ	19.75	6,464	127.7	20.40	9.15	18.60	6.18	71.74	47.17	1.20	1.19	9.15	8.94	180.58
FFHH	FSF Financial Corp. of MN	26.24	2,321	60.9	27.50	18.62	26.20	0.15	14.09	12.33	2.78	1.50	21.13	18.99	237.24
FDTR	Federal Trust Corp of FL	5.80	6,591	38.2	6.00	3.65	5.65	2.65	50.65	40.44	0.34	0.27	3.92	3.92	65.02
FBCI	Fidelity Bancorp of Chicago IL(8)	33.17	3,160	104.8	33.56	20.80	33.45	-0.84	53.56	10.57	3.38	3.74	19.50	19.50	228.86
FSBI	Fidelity Bancorp, Inc. of PA	20.55	2,672	54.9	21.19	16.18	20.25	1.48	22.18	18.99	1.58	1.43	16.71	15.44	235.60
FFFL	Fidelity Bankshares, Inc of FL	20.71	14,900	308.6	23.60	16.60	22.50	-7.96	2.78	15.70	1.20	1.08	11.59	11.44	181.16
FFED	Fidelity Fed. Bancorp of IN(8)	1.40	6,841	9.6	2.95	1.10	1.26	11.11	-49.64	-6.67	-0.34	-0.32	1.40	1.40	20.77
FBTC	First BancTrust Corp of IL	22.08	1,282	28.3	22.08	15.40	21.50	2.70	33.90	32.37	1.21	0.84	20.24	20.24	166.35
FBEI	First Bancorp of Indiana of IN	18.24	1,619	29.5	18.90	13.95	17.68	3.17	25.79	26.23	0.87	0.54	18.39	17.08	116.53
FBSI	First Bancshares, Inc. of MO	17.20	1,632	28.1	17.20	11.25	16.00	7.50	33.33	29.81	1.36	1.36	15.96	15.61	163.47
FBBC	First Bell Bancorp, Inc. of PA(8)	26.15	4,536	118.6	26.45	15.05	26.12	0.11	49.26	23.00	1.85	1.76	16.36	16.36	199.68
FCAP	First Capital, Inc. of IN	21.00	2,824	59.3	22.23	15.10	20.75	1.20	31.25	3.30	1.12	1.11	15.09	12.98	140.55
FDEF	First Defiance Fin. Corp of OH	20.32	6,347	129.0	21.45	15.00	20.18	0.69	6.95	7.51	2.38	0.62	18.93	18.35	141.26
FESX	First Essex Bancorp, Inc of MA(8)*	46.88	7,718	361.8	47.37	26.48	37.13	26.26	42.02	40.36	2.68	2.54	18.73	16.79	227.42
FFBH	First Fed. Bancshares of AR	31.00	2,666	82.6	32.85	23.65	30.61	1.27	25.00	22.05	3.00	2.74	26.40	26.40	261.12
FTFC	First Fed. Capital Corp. of WI	19.91	19,703	392.3	22.50	16.85	19.79	0.61	-4.60	3.11	1.79	-0.01	10.72	8.51	156.99
FFBI	First Federal Bancshares of IL	23.75	2,066	49.1	23.94	17.50	23.02	3.17	31.14	17.00	0.99	0.95	23.08	22.19	154.16
FFSX	First Federal Bankshares of IA	18.00	3,943	71.0	19.51	11.76	19.17	-6.10	29.31	24.14	1.29	1.09	18.03	13.26	161.01
FFBZ	First Federal Bncrp, Inc of OH	7.65	3,246	24.8	8.45	6.40	7.75	-1.29	6.99	-3.77	0.51	0.59	6.62	6.62	70.68
FFCH	First Fin. Holdings Inc. of SC	28.55	12,723	363.2	32.75	22.58	28.75	-0.70	-2.99	15.31	2.18	1.72	12.69	11.45	174.02
FFHS	First Franklin Corp. of OH	14.50	1,635	23.7	16.65	11.50	14.75	-1.69	11.97	7.41	0.79	0.50	14.46	14.46	171.52
FKAN	First Kansas Fin. Corp. of KS	17.00	908	15.4	17.25	12.80	17.00	0.00	29.28	20.82	0.72	0.64	18.55	18.55	168.89
FKFS	First Keystone Fin., Inc of PA	22.00	1,986	43.7	23.74	13.80	22.00	0.00	32.85	37.50	1.44	1.21	16.40	16.40	273.24
CASH	First Midwest Fin., Inc. of IA	19.15	2,494	47.8	19.19	12.90	18.26	4.87	35.82	20.44	1.21	1.19	18.16	16.80	296.45
FMSB	First Mutual Bncshrs Inc of WA*	21.80	4,709	102.7	23.12	14.00	23.90	-8.79	41.47	32.93	1.68	1.41	9.76	9.76	167.80
FNFG	First Niagara Financial of NY*	13.20	70,751	933.9	13.94	9.53	13.38	-1.35	36.50	30.69	0.52	0.51	9.71	8.01	51.60
FNFI	First Niles Fin., Inc. of OH	16.11	1,432	23.1	16.60	14.25	16.10	0.06	4.27	0.37	0.75	0.65	12.25	12.25	70.04
FPTB	First PacTrust Bancorp of CA	18.47	5,290	97.7	19.21	13.65	18.61	-0.75	53.92	9.81	0.59	0.61	16.95	16.95	94.54
FPFC	First Place Fin. Corp. of OH	16.78	13,313	223.4	19.91	13.15	16.81	-0.18	-4.50	0.90	1.13	0.58	13.52	11.75	113.84
FSFF	First SecurityFed Fin of IL	25.65	3,953	101.4	30.22	20.97	25.26	1.54	17.12	5.60	2.04	2.03	19.67	19.65	119.01
FSLA	First Sentinel Bancorp of NJ	16.15	27,584	445.5	16.25	12.71	15.64	3.26	10.62	12.23	0.94	0.91	7.77	7.61	83.06
FBNW	FirstBank NW Corp. of ID	27.00	1,381	37.3	27.25	17.80	26.19	3.09	40.70	31.71	2.01	0.84	21.77	21.77	240.69
FFBK	FloridaFirst Bancorp of FL	23.54	5,374	126.5	24.67	15.92	23.65	-0.47	20.78	-1.59	1.05	0.93	18.71	16.71	153.29
FFIC	Flushing Fin. Corp. of NY*	20.21	12,600	254.6	21.77	14.85	21.04	-3.94	11.90	23.38	1.35	1.57	10.76	10.45	137.88
FKKY	Frankfort First Bancorp of KY	19.73	1,246	24.6	20.00	16.00	19.58	0.77	11.15	13.72	1.03	1.03	14.47	14.47	111.56
GUPB	GFSB Bancorp, Inc of Gallup NM	17.80	1,146	20.4	17.82	13.02	16.39	8.60	18.67	7.94	1.34	1.27	15.11	15.11	188.32
GSLA	GS Financial Corp. of LA	18.80	1,388	26.1	19.20	17.65	18.83	-0.16	4.16	3.58	0.88	0.60	23.19	23.19	151.18
GCFC	Grand Central Fin. Corp. of OH	12.60	1,646	20.7	12.95	9.01	12.88	-2.17	15.60	34.33	-0.40	0.20	9.95	9.95	64.27
GTPS	Great American Bancorp of IL	30.85	766	23.6	32.82	22.30	30.87	-0.06	36.50	9.01	2.43	1.75	23.14	22.51	224.62
PEDE	Great Pee Dee Bancorp of SC	14.20	1,755	24.9	16.74	12.00	14.73	-3.60	9.23	-4.31	0.82	0.94	14.74	14.01	82.42
GAFC	Greater Atlant. Fin Corp of VA	7.05	3,012	21.2	7.99	5.81	7.00	0.71	12.80	12.62	0.50	-2.12	6.94	6.51	162.88
GCBC	Green Co Bcrp MHC of NY (43.0)	24.00	2,034	20.9	24.50	17.00	24.00	0.00	37.14	26.32	1.06	1.06	13.87	13.87	120.00
GFED	Guaranty Fed Bancshares of MO	15.98	3,016	48.2	16.25	13.35	16.00	-0.12	15.71	2.04	1.17	0.87	11.99	11.98	124.54
HCBB	HCB Bancshares, Inc. of AR	17.45	1,445	25.2	18.35	14.00	17.99	-3.00	9.34	9.06	0.72	0.89	19.26	19.26	174.80
HFFC	HF Financial Corp. of SD	18.20	3,264	59.4	19.75	10.50	18.76	-2.99	40.00	27.27	1.34	1.40	15.38	13.78	236.47
HMNF	HMN Financial, Inc. of MN	19.27	4,343	83.7	20.04	15.55	19.95	-3.41	0.36	14.50	1.08	0.40	17.24	16.25	175.32

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 13, 2003

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From						Tangible	
	Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
HARB	Harbor Florida Bancshrs of FL	24.67	23,935	590.5	27.27	18.21	25.43	-2.99	9.89	9.55	1.50	1.38	10.55	10.38	91.15
HARL	Harleysville Svgs Fin Cp of PA	25.05	2,277	57.0	26.65	19.60	24.90	0.60	19.86	14.49	2.05	2.04	17.38	17.38	289.55
HWFG	Harrington West Fncl of CA	12.21	4,328	52.8	12.98	10.75	12.25	-0.33	22.10	8.53	1.33	1.35	10.15	8.94	192.93
HFFB	Harrodsburg 1st Fin Bcrp of KY	16.25	1,334	21.7	17.63	10.75	16.30	-0.31	39.37	30.52	0.78	0.85	16.68	16.21	125.07
HTHR	Hawthorne Fin. Corp. of CA	33.54	7,681	257.6	34.50	24.64	33.85	-0.92	9.54	17.52	3.06	3.24	21.69	18.53	333.43
HMLK	Hemlock Fed. Fin. Corp. of IL	29.50	969	28.6	29.50	25.87	29.38	0.41	7.27	9.26	2.04	1.64	22.22	20.80	329.57
HFWA	Heritage Financial Corp of WA	22.00	6,673	146.8	24.47	14.45	21.99	0.05	38.80	23.53	1.38	1.23	10.46	9.46	88.42
HCBC	High Country Bancorp of CO	28.00	895	25.1	29.47	18.51	28.75	-2.61	42.28	15.46	2.10	1.47	19.39	19.39	204.62
HIFS	Hingham Inst. for Sav. of MA*	34.76	2,070	72.0	35.75	28.35	35.52	-2.14	16.64	15.91	2.31	2.35	18.21	18.21	209.29
HCFC	Home City Fin. Corp. of OH	14.10	784	11.1	14.19	9.15	14.19	-0.63	19.59	20.51	0.71	0.44	14.87	14.44	193.49
HWEN	Home Financial Bancorp of IN	5.85	1,356	7.9	5.94	3.65	5.00	17.00	18.90	24.73	0.29	0.41	4.91	4.91	46.46
HLFC	Home Loan Financial Corp of OH	15.13	1,643	24.9	15.49	12.85	15.25	-0.79	15.50	14.71	1.02	1.00	12.84	12.84	89.72
HFBC	HopFed Bancorp of KY	16.20	3,630	58.8	16.49	11.78	16.00	1.25	29.81	22.08	1.23	1.07	12.98	11.30	128.60
HRZB	Horizon Financial Corp. of WA*	16.74	10,550	176.6	18.00	10.00	15.51	7.93	43.20	36.99	1.15	0.97	10.07	10.02	77.71
HCBK	Hudson Cty Bcp MHC of NJ(38.8)*	25.71	191,839	957.8	26.45	13.34	26.25	-2.06	30.51	38.00	1.05	1.02	6.95	6.95	77.74
HRBT	Hudson River Bancorp Inc of NY	27.01	15,169	409.7	28.25	20.65	27.15	-0.52	3.13	9.13	1.84	1.84	17.02	12.32	164.47
ICBC	Independence Comm Bnk Cp of NY	28.50	55,212	1,573.5	32.28	21.27	28.45	0.18	4.32	12.29	2.29	2.27	16.68	13.32	147.00
IFSB	Independence FSB of DC	17.60	1,553	27.3	17.60	9.09	15.25	15.41	69.88	83.72	0.26	-0.09	14.61	14.61	159.02
JXVL	Jacksonville Bancorp Inc of TX	29.28	1,795	52.6	31.54	22.75	31.25	-6.30	19.51	4.57	3.53	3.54	23.63	21.72	248.51
JXSB	Jcksnville Bcp MHC of IL(45.6)	15.99	1,921	13.9	16.95	10.20	16.25	-1.60	25.41	47.92	0.47	0.30	10.70	9.06	134.73
KFBI	Klamath First Bancorp of OR	17.18	6,859	117.8	17.75	13.24	16.81	2.20	6.64	7.04	1.04	0.78	17.35	11.74	215.43
LSBX	LSB Corp of No. Andover MA*	14.27	4,204	60.0	14.91	11.00	13.75	3.78	5.70	16.58	0.67	0.58	12.67	12.67	103.66
LSBI	LSB Fin. Corp. of Lafayette IN	24.99	1,364	34.1	26.00	17.45	25.90	-3.51	31.53	28.42	2.06	1.43	18.94	18.94	231.28
LARL	Laurel Capital Group Inc of PA	19.00	1,883	35.8	21.20	17.25	19.80	-4.04	-6.40	-1.14	1.46	1.45	14.54	12.05	168.22
LNCB	Lincoln Bancorp of IN	18.05	4,452	80.4	19.30	16.27	17.94	0.61	6.18	8.60	0.96	0.68	17.62	17.11	121.31
LOGN	Logansport Fin. Corp. of IN	18.25	852	15.5	18.25	14.40	18.15	0.55	7.04	8.57	1.83	1.68	18.32	18.32	171.32
MAFB	MAF Bancorp, Inc. of IL	37.45	23,310	873.0	39.50	28.60	37.50	-0.13	4.58	10.15	3.28	2.69	22.18	17.79	256.75
MFBC	MFB Corp. of Mishawaka IN	26.09	1,267	33.1	26.95	20.10	25.22	3.45	10.97	14.08	0.48	-0.39	26.16	26.16	343.50
MSBF	MSB Financial, Inc of MI	14.05	1,301	18.3	16.00	11.00	13.70	2.55	10.63	20.50	1.23	0.63	11.47	10.09	79.34
MASB	MassBank Corp. of Reading MA*	34.60	4,539	157.0	36.27	26.70	34.00	1.76	2.06	22.26	2.01	1.91	25.18	24.94	223.82
MTXC	Matrix Bancorp, Inc. of CO	9.35	6,491	60.7	12.00	7.40	9.30	0.54	-22.08	-1.27	-0.63	-0.69	10.61	10.61	261.51
MFLR	Mayflower Co-Op. Bank of MA*	17.68	1,358	24.0	18.00	12.97	17.74	-0.34	18.26	22.27	1.07	0.95	11.17	11.08	136.62
MCBF	Monarch Community Bncrp of MI	13.43	2,314	31.1	14.32	10.01	13.80	-2.68	34.30	18.43	0.53	0.19	16.06	16.06	92.56
MBBC	Monterey Bay Bancorp of CA(8)	25.99	3,461	90.0	26.66	16.60	26.05	-0.23	44.39	30.28	1.81	1.76	16.83	16.64	180.82
MFSF	MutualFirst Fin. Inc. of IN	21.71	5,276	114.5	24.04	17.47	22.10	-1.76	11.56	9.81	1.64	1.43	17.66	17.48	147.17
MYST	Mystic Financial of MA*	21.35	1,468	31.3	22.47	16.20	21.75	-1.84	24.13	16.54	1.12	0.82	17.41	17.41	284.52
NASB	NASB Fin, Inc. of Grandview MO	28.98	8,440	244.6	29.40	19.16	29.18	-0.69	26.83	26.00	2.56	1.77	13.93	13.81	131.82
NHTB	NH Thrift Bancshares of NH	24.01	1,963	47.1	24.45	15.00	22.47	6.85	26.37	29.09	2.19	1.28	17.76	11.58	247.96
NMIL	Newmil Bancorp, Inc. of CT*	24.37	4,229	103.1	24.50	17.60	22.90	6.42	17.45	22.16	1.65	1.57	13.01	10.91	162.02
NBSI	North Bancshares of Chicago IL	15.50	1,143	17.7	17.07	11.25	16.59	-6.57	22.05	4.45	0.55	0.43	12.08	12.08	119.37
FFFD	North Central Bancshares of IA	35.87	1,607	57.6	36.75	23.00	34.88	2.84	24.55	15.71	3.82	3.82	23.93	20.84	264.85
NEIB	Northeast Indiana Bncrp of IN	19.52	1,484	29.0	21.50	13.10	18.23	7.08	29.70	23.54	1.16	0.89	17.93	17.93	151.32
NEPF	Northeast PA Fin. Corp of PA	15.27	4,177	63.8	17.42	13.96	15.50	-1.48	-12.24	-2.74	1.07	0.52	16.12	13.05	216.95
NWSB	Northwest Bcrp MHC of PA(25.4)	16.24	47,660	197.2	16.99	9.98	15.97	1.69	23.78	9.80	0.85	0.82	7.27	5.60	107.66
OCFC	OceanFirst Fin. Corp of NJ	23.49	13,778	323.6	24.73	16.75	24.00	-2.13	11.33	4.63	1.48	1.16	9.83	9.71	126.65
ONFC	Oneida Fincl MHC of NY (45.7)	27.25	4,907	59.4	27.80	16.56	23.56	15.66	48.10	51.39	0.70	0.57	9.86	7.40	85.51
OTFC	Oregon Trail Fin. Corp. of OR(8)	24.30	3,035	73.8	24.36	17.95	23.94	1.50	26.56	16.27	1.72	1.66	19.38	19.36	125.26
PBNC	PFS Bancorp Inc of IN	16.85	1,474	24.8	17.90	14.25	17.70	-4.80	10.64	8.36	0.55	0.57	17.88	17.88	81.89
PHSB	PHSB Financial Corp of PA	18.00	2,917	52.5	18.50	14.00	18.00	0.00	26.58	15.02	0.90	0.82	16.07	16.07	117.76
PVFC	PVF Capital Corp. of OH	13.95	5,786	80.7	14.75	9.15	13.92	0.22	32.23	11.16	1.37	0.78	9.85	9.85	120.27
PPBI	Pacific Premier Bncrp of CA(8)	7.19	1,334	9.6	7.19	2.50	7.00	2.71	89.21	35.40	1.67	1.52	8.23	8.23	174.24
PBCI	Pamrapo Bancorp, Inc. of NJ	18.27	5,146	94.0	19.00	13.53	18.30	-0.16	15.85	7.53	1.37	1.43	10.02	10.02	117.42
PFED	Park Bancorp of Chicago IL	25.95	1,194	31.0	28.45	20.42	26.85	-3.35	25.06	13.57	1.81	1.75	24.76	24.76	220.88
PVSA	Parkvale Financial Corp of PA	24.40	5,563	135.7	29.69	20.95	24.31	0.37	-9.83	5.81	1.53	1.61	17.81	15.71	292.15
PRTR	Partners Trust MHC of NY(46.4)	19.85	14,204	130.8	22.00	12.95	20.87	-4.89	27.49	24.69	0.68	0.84	11.81	9.11	93.52
PBHC	Pathfinder BC MHC of NY (39.1)*	14.75	2,442	15.0	15.25	10.38	14.75	0.00	7.59	0.27	0.70	0.48	8.56	6.57	115.74
PFSB	PennFed Fin. Services of NJ	27.84	6,979	194.3	28.79	22.12	27.91	-0.25	3.30	2.54	2.16	2.03	16.96	16.44	262.06
PFDC	Peoples Bancorp of Auburn IN	20.81	3,441	71.6	21.50	15.86	21.00	-0.90	8.10	6.72	1.58	1.49	18.17	17.30	147.67
PBCT	Peoples Bank, MHC of CT (40.8)*	29.18	61,800	733.9	29.88	21.11	29.19	-0.03	12.88	15.79	0.97	0.93	15.43	13.55	191.79
PCBI	Peoples Community Bcrp. of OH	23.24	2,513	58.4	25.50	19.80	24.12	-3.65	6.90	2.38	1.44	1.58	17.88	15.94	251.12
PSFC	Peoples Sidney Fin. Corp of OH	13.93	1,443	20.1	15.15	11.50	14.10	-1.21	18.55	11.44	0.59	0.59	12.00	12.00	99.33
PHFC	Pittsburgh Fin Corp of PA	15.81	1,425	22.5	16.00	10.65	16.00	-1.19	11.65	31.75	0.57	0.69	15.98	15.87	266.46
PFSL	Pocahontas Bancorp, Inc. of AR	12.20	4,279	52.2	13.45	9.25	12.30	-0.81	19.02	10.91	1.08	0.69	11.25	7.19	159.73
PORT	Port Fin. Corp of Brighton MA(8)	53.66	5,288	283.8	53.85	31.80	53.65	0.02	48.03	20.26	2.65	2.39	23.42	23.42	292.45
PFNC	Progress Financial Corp. of PA	15.16	7,089	107.5	15.30	6.76	15.18	-0.13	61.62	37.07	0.66	0.74	9.09	8.93	156.15

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 13, 2003

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
PBCP	Provident Bcp MHC of NY (45.1)	33.00	7,972	119.7	33.35	26.01	33.04	-0.12	17.44	6.28	1.25	1.17	14.24	12.39	136.89
PROV	Provident Fin. Holdings of CA	30.45	4,969	151.3	31.75	20.45	29.95	1.67	38.60	14.99	2.94	0.58	20.40	20.37	237.90
PULB	Pulaski Fin Cp of St. Louis MO	22.73	2,713	61.7	24.54	17.61	23.89	-4.86	16.86	5.92	2.06	0.38	12.51	12.51	159.42
QCBC	Quaker City Bancorp, Inc of CA	41.00	6,360	260.8	42.75	27.74	41.06	-0.15	34.51	24.51	3.62	3.45	21.20	21.13	246.61
RIVR	River Valley Bancorp of IN	34.22	814	27.9	35.53	23.20	34.75	-1.53	30.21	12.23	3.23	1.46	26.01	25.97	287.31
RVSB	Riverview Bancorp, Inc. of WA	18.08	4,359	78.8	18.40	13.60	17.50	3.31	25.12	20.53	1.00	1.09	12.51	12.42	96.33
ROME	Rome Bncp Inc MHC of NY (41.6)*	32.35	2,866	38.0	32.70	16.50	32.00	1.09	54.56	28.88	0.89	0.85	12.61	12.61	89.20
RSLN	Roslyn Bancorp, Inc. of NY*	19.90	78,300	1,558.2	23.31	15.30	19.95	-0.25	-10.32	10.37	1.92	1.87	7.01	6.99	138.97
SCFS	Seacoast Fin Serv Corp of MA*	20.45	23,092	472.2	25.76	16.88	20.70	-1.21	-11.82	2.20	1.59	1.60	13.38	11.85	163.53
SFBI	Security Financial Bcrp of IN(8)	23.80	1,864	44.4	24.50	18.70	23.81	-0.04	20.20	1.97	-0.22	-0.03	19.64	19.64	107.18
SVBI	Severn Bancorp Inc of MD	23.74	4,143	98.4	25.10	14.25	23.50	1.02	60.95	48.37	2.30	2.05	10.93	10.85	118.68
SKBO	Skibo Fin Corp MHC of PA(39.8)	13.28	3,151	16.3	15.50	11.61	13.33	-0.38	-1.63	-5.14	0.11	0.11	7.43	7.43	49.70
SOBI	Sobieski Bancorp of S. Bend IN	12.73	676	8.6	14.06	10.96	13.00	-2.08	-8.75	-5.63	-5.05	-4.23	14.23	14.23	194.66
SFFS	Sound Fed Bancorp Inc of NY	13.13	13,247	173.9	14.05	7.45	13.32	-1.43	90.29	20.68	0.62	0.62	10.07	9.02	55.90
SSFC	South Street Fin. Corp. of NC*	9.40	3,080	29.0	9.40	6.80	9.24	1.73	31.47	25.50	0.54	0.53	8.12	8.12	72.05
SMBC	Southern Missouri Bncrp of MO	24.80	1,155	28.6	25.55	17.45	25.45	-2.55	32.98	18.66	2.32	2.32	21.71	18.96	243.45
STFR	St. Francis Cap. Corp. of WI(8)	29.28	9,399	275.2	29.80	20.25	29.35	-0.24	32.37	25.02	2.48	1.14	19.88	18.47	244.01
SFFC	StateFed Financial Corp. of IA	11.72	1,279	15.0	12.65	8.71	11.82	-0.85	14.34	-2.82	0.15	0.12	11.12	11.12	78.73
STSA	Sterling Financial Corp of WA	24.15	14,753	356.3	24.75	14.43	24.70	-2.23	27.44	41.15	1.88	1.83	16.34	13.08	259.01
STBI	Sturgis Bancorp of MI	10.51	2,809	29.5	11.50	9.16	10.99	-4.37	-0.28	0.57	1.03	0.39	9.99	8.14	104.71
SUFI	Superior Financial Corp of AR(8)	23.50	8,279	194.6	23.67	14.37	23.47	0.13	24.34	27.93	1.94	1.84	16.06	9.27	211.04
THRD	TF Fin. Corp. of Newtown PA	32.75	2,738	89.7	32.75	19.62	32.49	0.80	39.12	32.54	1.65	1.24	23.01	21.24	263.05
THTL	Thistle Group Holdings of PA	15.89	5,269	83.7	16.10	10.13	16.04	-0.94	24.63	35.70	0.91	0.84	14.62	13.16	155.19
TONE	TierOne Corporation of NE	19.94	22,575	450.1	22.14	13.15	22.10	-9.77	99.40	31.53	0.72	0.53	15.33	15.33	95.01
TSBK	Timberland Bancorp, Inc. of WA	23.20	4,253	98.7	24.39	14.80	22.39	3.62	36.31	27.12	1.70	1.49	17.82	17.82	102.47
TRYF	Troy Financial Corp of Troy NY	26.85	9,347	251.0	30.25	22.84	26.76	0.34	1.86	-0.48	1.45	1.42	16.57	13.23	131.64
TRST	TrustCo Bank Corp of NY	11.42	74,278	848.3	13.35	8.75	11.34	0.71	-0.17	5.94	0.71	0.60	3.13	3.12	36.51
UCBC	Union Community Bancorp of IN	17.78	2,278	40.5	18.06	13.56	17.65	0.74	20.46	13.25	1.23	1.23	16.50	15.25	123.46
UFBS	Union Fin Bancshares Inc of SC	16.00	1,965	31.4	17.25	12.29	16.48	-2.91	20.75	18.43	0.91	0.83	14.22	11.51	175.45
UCFC	United Community Fin. of OH	9.17	34,415	315.6	9.70	7.51	9.24	-0.76	7.88	6.01	0.63	0.46	7.85	6.74	57.93
UPFC	United PanAm Fin. Corp of CA	13.22	15,873	209.8	13.50	5.50	10.90	21.28	94.41	111.52	0.87	0.88	5.88	5.88	75.31
UTBI	United Tenn. Bancshares of TN	14.18	1,273	18.1	14.50	10.03	14.00	1.29	31.91	21.82	1.41	1.39	12.67	12.00	88.04
WSFS	WSFS Financial Corp. of DE(8)*	36.85	7,826	288.4	39.19	20.65	37.51	-1.76	52.46	11.77	17.50	17.45	25.21	25.21	247.65
WVFC	WVS Financial Corp. of PA	18.06	2,586	46.7	18.50	15.10	18.50	-2.38	13.44	13.44	1.41	1.39	11.65	11.65	142.40
WSBI	Warwick Community Bncrp of NY*	30.39	4,646	141.2	33.05	22.95	30.31	0.26	12.14	7.27	1.98	1.96	16.67	16.12	178.81
WFSL	Washington Federal, Inc. of WA	23.34	69,580	1,624.0	24.13	18.64	23.51	-0.72	2.28	3.32	2.12	2.09	14.20	13.69	105.08
WAYN	Wayne Savings Bancorp of OH	13.62	3,889	53.0	15.22	10.25	13.42	1.49	2.87	28.61	0.56	0.51	11.18	11.18	90.93
WYPT	Waypoint Financial Corp of PA	18.44	32,665	602.3	19.74	15.60	18.22	1.21	-2.95	3.60	1.44	1.14	12.93	12.57	171.52
WCFB	Wbstr Cty Fed MHC of IA (38.5)	22.00	1,888	15.9	22.50	16.85	22.15	-0.68	20.55	15.79	0.74	0.74	11.88	11.81	55.95
WEFC	Wells Fin. Corp. of Wells MN	25.57	1,131	28.9	26.78	17.20	24.65	3.73	13.95	22.64	2.98	1.49	22.89	22.89	200.23
WEBK	West Essex Bp MHC of NJ (40.1)(8)	34.99	4,891	68.7	35.90	18.00	35.07	-0.23	70.27	0.29	0.24	0.32	10.61	10.05	78.60
WOFC	Western Ohio Fin. Corp. of OH	24.70	1,759	43.4	26.60	18.77	25.75	-4.08	28.11	18.52	1.43	1.12	24.64	24.64	199.68
WGBC	Willow Grove Bancorp of PA	16.16	11,336	183.2	16.25	9.94	15.81	2.21	41.38	16.26	0.64	0.57	11.14	11.05	73.16

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of June 13, 2003

Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(179)	10.12	9.60	0.87	9.18	6.75	0.69	6.93	0.76	166.41	1.05	15.15	134.53	13.31	144.75	17.47	0.44	2.20	30.84
NYSE Traded Companies(12)	7.19	6.36	1.20	16.95	9.37	0.69	9.41	0.63	141.91	1.25	10.84	170.82	12.05	196.38	13.89	0.40	1.38	14.41
AMEX Traded Companies(13)	10.14	9.80	0.80	8.02	6.58	0.53	4.78	0.59	226.02	0.96	14.59	124.06	12.41	131.63	17.87	0.54	2.54	34.29
NASDAQ Listed OTC Companies(154)	10.36	9.85	0.85	8.63	6.54	0.70	6.92	0.79	162.59	1.04	15.60	132.43	13.50	141.59	17.74	0.43	2.24	32.08
California Companies(16)	8.26	8.02	1.17	14.46	8.12	0.82	10.78	0.34	262.05	1.42	12.10	171.33	13.72	178.89	12.65	0.20	0.73	10.42
Florida Companies(7)	8.23	7.72	0.93	11.24	6.49	0.84	10.05	0.56	176.22	0.79	16.21	165.97	13.89	175.48	18.25	0.25	1.20	20.08
Mid-Atlantic Companies(36)	8.88	8.21	0.88	10.28	6.59	0.76	8.32	0.47	213.48	1.12	15.97	146.96	13.56	162.12	17.67	0.44	2.19	32.53
Mid-West Companies(85)	10.97	10.53	0.79	7.60	6.66	0.60	5.34	1.03	123.52	0.98	15.59	122.46	13.11	129.49	18.67	0.48	2.55	35.56
New England Companies(6)	7.81	6.22	0.74	9.51	6.19	0.33	3.63	0.35	444.50	1.20	13.22	139.82	10.90	183.20	18.77	0.72	2.48	32.43
North-West Companies(8)	11.30	10.51	1.22	10.76	7.07	1.08	9.40	0.51	229.38	1.14	14.50	145.75	16.72	161.97	16.07	0.50	2.31	33.83
South-East Companies(14)	12.21	11.75	1.00	9.07	6.95	0.82	7.32	0.61	116.67	0.88	15.45	124.27	14.14	130.20	16.03	0.42	2.30	32.62
South-West Companies(4)	7.45	6.83	0.86	11.41	9.57	0.77	10.35	0.82	73.22	0.69	10.95	113.11	8.48	124.86	10.07	0.38	1.55	16.21
Western Companies (Excl CA)(3)	10.45	10.34	0.36	2.32	0.77	0.30	1.28	1.90	37.01	1.55	13.33	108.58	11.28	109.13	19.05	0.33	1.63	23.81
Thrift Strategy(169)	10.30	9.81	0.87	8.95	6.64	0.69	6.85	0.76	165.59	1.05	15.43	134.01	13.49	142.97	17.62	0.44	2.24	31.88
Mortgage Banker Strategy(8)	6.91	5.69	0.87	12.38	8.11	0.54	7.95	0.66	201.11	1.18	10.78	144.39	10.18	181.79	14.81	0.29	1.24	10.98
Real Estate Strategy(2)	8.25	8.24	1.15	14.54	10.11	0.72	9.15	1.21	30.83	0.55	9.90	136.42	11.26	136.63	15.91	0.36	2.73	26.84
Companies Issuing Dividends(159)	10.24	9.71	0.91	9.44	6.85	0.72	7.23	0.74	169.92	1.00	15.12	133.65	13.39	143.85	17.63	0.48	2.43	33.99
Companies Without Dividends(20)	8.91	8.55	0.52	6.71	5.72	0.40	4.03	0.97	125.18	1.50	15.58	142.93	12.54	153.22	14.88	0.00	0.00	0.00
Equity/Assets <6%(13)	5.20	4.71	0.62	11.48	6.77	0.25	3.76	0.86	96.78	1.30	14.26	144.91	7.51	158.43	16.18	0.26	1.26	20.10
Equity/Assets 6-12%(120)	8.69	8.12	0.92	10.45	7.32	0.70	8.01	0.78	170.97	1.07	13.98	140.97	12.35	153.29	16.51	0.46	2.20	28.72
Equity/Assets >12%(46)	15.09	14.67	0.82	5.30	5.29	0.76	5.03	0.68	175.63	0.93	18.71	115.48	17.35	119.48	20.68	0.43	2.46	40.25
Actively Traded Companies(13)	7.92	6.84	1.11	14.10	7.69	0.90	11.18	0.82	184.86	1.11	12.17	171.62	13.65	204.92	14.61	0.49	2.12	23.73
Market Value Below $20 Million(21)	11.63	11.36	0.33	2.09	6.09	0.36	2.49	1.18	113.34	0.95	16.31	104.29	12.13	107.17	16.00	0.37	2.48	35.42
Holding Company Structure(177)	10.12	9.59	0.87	9.21	6.78	0.69	6.98	0.76	166.41	1.05	15.17	134.30	13.28	144.64	17.42	0.44	2.21	31.11
Assets Over $1 Billion(54)	8.25	7.48	1.08	13.11	7.24	0.78	9.26	0.59	202.82	1.28	13.87	166.40	13.92	185.65	16.05	0.40	1.78	22.81
Assets $500 Million-$1 Billion(38)	10.05	9.43	0.87	9.17	7.07	0.73	7.67	0.62	165.56	0.91	15.07	127.62	12.77	137.03	17.91	0.47	2.29	34.16
Assets $250-$500 Million(40)	10.06	9.57	0.89	8.90	6.78	0.70	6.22	0.91	175.82	0.99	15.40	125.52	12.57	134.34	18.13	0.47	2.34	33.81
Assets less than $250 Million(47)	12.38	12.19	0.61	4.87	5.87	0.54	4.25	0.99	107.44	0.94	16.69	111.61	13.67	113.41	18.29	0.42	2.48	35.46
Goodwill Companies(110)	9.61	8.79	0.97	10.47	7.25	0.75	7.81	0.64	189.61	1.04	14.46	137.50	13.12	153.75	17.03	0.46	2.23	30.56
Non-Goodwill Companies(68)	10.97	10.97	0.69	6.90	5.83	0.59	5.42	0.98	121.92	1.08	16.59	128.56	13.52	128.56	18.24	0.40	2.14	31.58
Acquirors of FSLIC Cases(6)	8.60	8.24	0.89	10.62	6.12	0.68	7.54	1.54	61.15	1.04	11.29	152.59	13.15	161.32	16.97	0.43	1.87	14.36

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 13, 2003

Financial Institution	Key Financial Ratios: Equity/Assets (%)	Tang. Equity/Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/NPAs (%)	Resvs/Loans (%)	Pricing Ratios: Price/Earning (X)	Price/Book (%)	Price/Assets (%)	Price/Tang. Book (%)	Price/Core Earnings (x)	Dividend Data(6): Ind. Div./Share ($)	Dividend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(31)	10.97	10.25	1.05	11.28	6.11	0.85	9.12	0.25	283.58	1.08	15.49	171.48	17.80	179.19	17.76	0.52	2.22	35.33
NYSE Traded Companies(4)	12.90	10.70	1.81	17.67	7.21	0.79	5.99	0.49	173.57	0.81	11.94	219.57	25.90	224.76	19.19	0.69	2.20	32.77
AMEX Traded Companies(4)	9.03	8.72	0.55	7.38	4.45	0.52	6.96	0.34	288.60	1.23	14.36	155.30	13.52	159.56	18.08	0.41	1.76	22.47
NASDAQ Listed OTC Companies(23)	10.97	10.45	1.00	10.81	6.21	0.93	10.13	0.19	317.04	1.10	16.13	165.40	17.07	176.42	17.57	0.51	2.31	37.13
Mid-Atlantic Companies(11)	10.89	9.42	1.44	15.67	7.04	1.01	10.74	0.38	183.90	0.91	14.33	205.81	20.74	218.29	16.97	0.58	2.18	32.17
New England Companies(16)	11.08	10.67	0.78	8.55	5.37	0.72	8.01	0.18	367.27	1.18	16.35	152.17	16.31	161.31	18.37	0.51	2.15	36.02
North-West Companies(3)	10.59	10.56	1.20	11.81	6.81	1.03	10.08	0.10	511.18	1.39	14.87	172.17	17.00	172.44	17.22	0.41	2.01	30.24
South-East Companies(1)	11.27	11.27	0.76	6.81	5.74	0.75	6.68	0.00	0.00	0.33	17.41	115.76	13.05	115.76	17.74	0.40	4.26	74.07
Thrift Strategy(28)	11.18	10.43	1.03	10.74	5.98	0.83	8.53	0.25	289.87	1.07	15.70	167.47	17.92	175.28	18.05	0.52	2.19	35.46
Mortgage Banker Strategy(1)	5.04	5.03	1.45	26.30	9.65	1.41	25.62	0.23	176.62	1.35	10.36	283.88	14.32	284.69	10.64	0.62	3.12	32.29
Companies Issuing Dividends(31)	10.97	10.25	1.05	11.28	6.11	0.85	9.12	0.25	283.58	1.08	15.49	171.48	17.80	179.19	17.76	0.52	2.22	35.33
Equity/Assets <6%(3)	5.60	5.26	1.01	17.00	7.59	0.91	15.34	0.17	183.63	1.21	13.93	220.40	12.15	231.37	16.37	0.45	2.07	27.52
Equity/Assets 6-12%(22)	8.92	8.12	1.06	11.99	6.43	0.83	9.30	0.33	284.32	0.95	14.84	174.73	15.59	182.76	17.12	0.59	2.27	34.33
Equity/Assets >12%(6)	20.49	19.82	1.02	6.06	4.30	0.90	5.41	0.12	346.99	1.46	19.58	136.19	27.99	141.79	21.67	0.35	2.13	43.64
Actively Traded Companies(6)	10.71	10.58	0.99	9.29	6.02	0.94	8.97	0.11	496.22	1.17	16.92	148.93	15.79	150.94	17.88	0.60	2.43	42.03
Holding Company Structure(28)	11.30	10.50	1.06	11.27	6.04	0.85	9.01	0.24	287.96	1.09	15.55	172.05	18.28	180.47	17.82	0.51	2.19	34.91
Assets Over $1 Billion(15)	13.52	12.19	1.29	13.03	6.12	0.92	9.15	0.28	278.95	1.00	14.59	189.30	22.96	201.02	16.57	0.58	2.20	33.26
Assets $500 Million-$1 Billion(6)	9.18	8.73	1.05	11.39	6.52	0.94	10.12	0.19	301.48	1.29	15.53	173.34	15.37	185.88	17.62	0.48	2.05	31.83
Assets $250-$500 Million(7)	8.19	8.06	0.79	10.04	6.38	0.71	8.98	0.26	277.26	1.13	16.32	151.07	12.09	153.42	18.86	0.47	1.99	33.11
Assets less than $250 Million(3)	10.02	10.00	0.61	6.38	4.59	0.73	7.32	0.00	0.00	0.90	16.97	138.18	13.63	138.61	19.04	0.51	3.22	65.07
Goodwill Companies(21)	9.96	8.91	1.15	12.80	6.56	0.89	9.87	0.32	274.74	1.03	14.88	182.27	17.45	194.13	16.88	0.55	2.11	31.82
Non-Goodwill Companies(9)	13.85	13.85	0.82	7.69	4.97	0.76	7.34	0.08	354.32	1.19	17.14	146.16	19.27	146.16	19.76	0.44	2.36	43.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 13, 2003

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(15)	13.26	12.45	0.71	5.95	2.90	0.66	5.50	0.72	151.05	1.19	25.23	199.58	25.90	209.17	24.80	0.54	2.56	50.96
BIF-Insured Thrifts(5)	10.70	10.16	0.84	8.15	3.47	0.79	7.52	0.49	147.22	0.98	22.78	192.28	24.00	211.89	25.21	0.62	2.47	49.18
AMEX Traded Companies(2)	17.51	17.51	0.65	3.70	2.59	0.64	3.71	0.51	148.39	1.19	NM	142.92	24.82	142.92	NM	0.23	1.81	44.44
NASDAQ Listed OTC Companies(18)	11.93	11.11	0.75	6.92	3.12	0.70	6.35	0.67	150.13	1.12	24.62	205.19	25.44	219.41	24.87	0.60	2.63	50.89
Mid-Atlantic Companies(13)	11.25	10.35	0.77	7.26	3.19	0.73	6.80	0.72	156.02	1.03	23.82	205.64	23.84	220.16	23.90	0.45	2.23	49.04
Mid-West Companies(4)	13.49	13.04	0.91	6.64	3.47	0.80	5.47	0.67	82.92	0.80	27.02	184.32	25.28	193.70	29.73	0.74	3.18	63.83
New England Companies(2)	11.52	11.03	0.53	5.02	2.88	0.55	5.09	0.34	219.69	1.41	NM	170.13	18.95	183.25	NM	0.88	3.22	44.44
South-East Companies(1)	27.30	27.30	0.28	1.05	0.51	0.22	0.83	0.52	144.34	2.74	NM	208.38	56.90	208.38	NM	0.80	2.93	0.00
Thrift Strategy(19)	12.81	12.10	0.76	6.57	3.04	0.71	6.06	0.67	144.01	1.10	24.62	198.41	25.97	209.49	24.87	0.50	2.37	50.17
Diversified Strategy(1)	8.05	7.07	0.51	6.34	3.32	0.49	6.08	0.41	244.61	1.60	NM	189.11	15.21	215.35	NM	1.56	5.35	0.00
Companies Issuing Dividends(20)	12.55	11.82	0.74	6.56	3.06	0.69	6.06	0.65	149.92	1.13	24.62	197.86	25.37	209.85	24.87	0.56	2.54	50.17
Equity/Assets 6-12%(12)	9.15	8.22	0.76	8.04	3.54	0.67	7.14	0.73	155.59	1.03	23.00	208.09	20.60	224.88	23.96	0.61	2.56	52.75
Equity/Assets >12%(8)	17.90	17.47	0.72	4.23	2.29	0.73	4.37	0.52	139.54	1.29	29.46	183.25	32.87	190.53	26.68	0.49	2.50	45.02
Holding Company Structure(17)	11.86	11.24	0.78	6.96	3.18	0.72	6.29	0.66	147.69	0.98	23.96	199.86	24.22	208.92	25.12	0.50	2.40	51.30
Assets Over $1 Billion(7)	9.68	8.55	0.95	9.79	4.00	0.92	9.43	0.45	126.25	0.97	24.70	206.13	22.23	241.58	24.21	0.69	2.59	43.13
Assets $500 Million-$1 Billion(3)	16.54	16.39	0.43	3.37	1.87	0.40	3.13	0.32	176.14	1.50	NM	186.00	31.36	190.24	NM	0.50	2.41	44.44
Assets $250-$500 Million(6)	10.09	8.93	0.62	5.96	2.82	0.51	4.81	1.26	141.06	1.29	21.07	220.68	23.25	226.56	NM	0.41	1.87	56.80
Assets less than $250 Million(4)	16.94	16.91	0.82	4.86	2.84	0.80	4.76	0.38	185.83	0.90	26.19	167.91	28.25	168.19	26.19	0.61	3.38	64.15
Goodwill Companies(11)	10.36	8.90	0.76	7.32	3.56	0.70	6.62	0.63	164.24	1.12	25.10	199.34	20.66	223.50	25.34	0.61	2.77	49.56
Non-Goodwill Companies(9)	14.74	14.74	0.73	5.80	2.55	0.69	5.49	0.68	133.81	1.14	23.81	196.20	30.08	196.20	23.92	0.51	2.31	50.94
MHC Institutions(20)	12.55	11.82	0.74	6.56	3.06	0.69	6.06	0.65	149.92	1.13	24.62	197.86	25.37	209.85	24.87	0.56	2.54	50.17

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 13, 2003

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.65	5.82	1.08	15.70	11.15	1.02	14.88	0.18	208.74	0.70	8.97	142.74	9.49	162.97	9.47	0.88	3.42	30.66
BBX	BankAtlantic Bancorp of FL	8.26	6.69	1.21	14.90	9.84	1.04	12.75	0.45	186.71	1.24	10.16	146.04	12.06	180.30	11.87	0.12	1.00	10.17
CFB	Commercial Federal Corp. of NE	5.69	4.31	0.79	13.75	10.52	0.28	4.82	0.90	90.33	1.38	9.51	129.79	7.38	171.16	27.11	0.40	1.82	17.32
DSL	Downey Financial Corp. of CA	7.44	7.42	0.91	13.06	8.59	0.64	9.20	0.66	43.90	0.33	11.64	143.49	10.68	144.01	16.51	0.36	0.82	9.57
FED	FirstFed Financial Corp. of CA	8.77	8.57	1.33	16.13	10.01	1.21	14.67	0.14	NA	1.89	9.99	150.15	13.16	153.66	10.98	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc of MI	4.82	4.82	1.88	37.69	11.09	-0.48	-9.69	1.34	39.12	1.17	9.02	286.14	13.79	286.14	NM	0.40	1.81	16.33
GDW	Golden West Fin. Corp. of CA	7.42	7.42	1.51	20.32	7.68	1.50	20.20	0.63	64.05	0.46	13.02	245.88	18.24	245.88	13.10	0.34	0.41	5.30
GPT	GreenPoint Fin. Corp. of NY*	8.50	6.73	2.36	27.23	10.60	1.05	12.09	1.24	28.16	0.81	9.43	252.14	21.42	318.27	21.25	1.25	2.44	23.02
NDE	IndyMac Bancorp of CA	9.32	8.95	1.73	16.57	10.02	-0.72	-6.92	1.03	51.30	1.20	9.98	162.81	15.17	169.49	NM	0.40	1.54	15.33
NYB	New York Community Bcrp of NY*	11.22	5.61	2.37	20.48	6.34	2.18	18.88	0.12	270.47	0.71	15.78	292.75	32.86	NM	17.12	0.84	2.97	46.93
PFB	PFF Bancorp, Inc. of Pomona CA	8.66	8.62	1.16	12.47	8.11	1.13	12.10	0.59	166.90	1.14	12.33	159.84	13.84	160.61	12.71	0.40	1.08	13.29
PFS	Provident Financal Serv of NJ*	22.84	22.22	0.79	3.44	2.48	0.90	3.96	0.16	323.32	1.05	NM	138.83	31.70	142.70	NM	0.16	0.84	34.04
SOV	Sovereign Bancorp, Inc. of PA	6.99	3.69	0.91	13.32	8.55	0.83	12.23	0.70	108.79	1.31	11.70	144.92	10.13	274.61	12.75	0.10	0.64	7.46
SIB	Staten Island Bancorp of NY*	9.06	8.26	1.72	19.51	9.43	-0.97	-10.98	0.46	72.32	0.68	10.60	194.55	17.62	213.31	NM	0.52	2.56	27.08
WBS	Webster Financial Corp. of CT	7.46	5.22	1.22	15.36	9.24	1.10	13.92	0.44	188.77	1.39	10.83	162.38	12.11	231.95	11.95	0.84	2.20	23.86
WES	Westcorp of Irvine CA	4.84	4.84	0.72	14.13	7.70	0.75	14.71	0.52	412.41	2.76	12.99	175.66	8.51	175.77	12.48	0.52	1.82	23.64
AMEX Traded Companies																			
ANE	Alliance Bncp of New Eng of CT*	6.48	6.47	0.86	14.51	5.70	0.86	14.51	0.34	288.60	1.46	17.54	227.41	14.74	227.85	17.54	0.30	1.30	22.73
BHL	Berkshire Hills Bancorp of MA*	11.20	10.22	0.18	1.49	1.18	-0.12	-0.98	NA	NA	1.31	NM	137.37	15.38	150.53	NM	0.48	1.76	NM
BFD	BostonFed Bancorp, Inc. of MA	6.01	5.29	-0.08	-1.32	-1.06	-0.62	-10.05	0.98	89.33	1.24	NM	129.87	7.81	147.62	NM	0.64	2.43	NM
CNY	Carver Bancorp, Inc. of NY	7.56	7.53	0.77	9.99	9.75	0.77	9.99	0.36	231.00	1.40	10.25	97.12	7.34	97.53	10.25	0.20	1.23	12.66
EFC	EFC Bancorp, Inc of Elgin IL	9.22	9.22	0.82	8.42	6.91	0.80	8.23	0.21	192.19	0.53	14.48	119.31	11.00	119.31	14.81	0.56	2.89	41.79
FCB	Falmouth Bancorp, Inc. of MA*	10.61	10.61	0.30	2.76	1.97	0.73	6.77	NA	NA	1.13	NM	140.50	14.91	140.50	20.76	0.52	2.00	NM
FAB	FirstFed America Bancorp of MA	8.00	5.77	0.95	13.13	8.49	0.09	1.20	0.14	552.59	1.53	11.78	140.62	11.25	194.79	NM	0.80	2.49	29.30
GAF	GA Financial Corp., Inc. of PA	11.12	11.11	0.81	7.14	5.53	0.72	6.33	0.26	172.64	0.85	18.09	131.71	14.64	131.85	20.40	0.80	3.14	56.74
GOV	Gouverneur Bcp MHC of NY(42.4)	20.02	20.02	0.75	3.70	2.73	0.67	3.31	0.75	102.01	1.17	NM	134.69	26.96	134.69	NM	0.26	2.54	NM
KNK	Kankakee Bancorp, Inc. of IL	6.35	5.57	0.50	6.89	6.27	0.41	5.59	2.42	52.67	1.79	15.95	131.47	8.35	149.82	19.68	0.60	1.30	20.69
KYF	Kentucky First Bancorp of KY	17.23	17.23	1.25	7.52	6.18	1.25	7.52	0.08	565.57	0.99	16.18	120.35	20.74	120.35	16.18	0.64	3.60	58.18
NBN	Northeast Bancorp of Auburn ME*	7.82	7.60	0.84	10.78	8.94	0.59	7.56	NA	NA	1.02	11.18	115.91	9.07	119.35	15.94	0.32	1.99	22.22
SZB	SouthFirst Bancshares of AL	8.90	8.51	0.38	3.99	5.21	-0.20	-2.08	0.81	83.25	1.03	19.18	82.60	7.35	86.42	NM	0.60	4.29	NM
SRN	Southern Banc Company of AL	16.63	16.62	0.83	5.04	6.27	0.62	3.73	0.07	160.98	0.36	15.94	78.78	13.10	78.83	21.55	0.35	2.29	36.46
TSH	Teche Hlding Cp of Franklin LA	10.95	10.95	1.20	11.09	8.18	1.18	10.92	0.42	156.24	0.96	12.22	131.05	14.35	131.05	12.40	0.64	1.97	24.06
WSB	Washington SB, FSB of Bowie MD	11.10	11.10	1.15	10.96	8.26	0.58	5.56	NA	NA	0.69	12.11	187.69	20.84	187.69	23.89	0.16	1.81	21.92
WFD	Westfield Finl MHC of MA(47.0)*	15.00	15.00	0.55	3.69	2.44	0.62	4.11	0.27	194.76	1.21	NM	151.15	22.68	151.15	NM	0.20	1.09	44.44
WFI	Winton Financial Corp. of OH	8.32	8.29	1.16	14.43	10.40	0.80	9.96	1.21	30.83	0.43	9.61	131.22	10.92	131.63	13.93	0.41	3.31	31.78
WRO	Woronoco Bancorp, Inc of MA	10.42	10.16	0.72	7.02	5.18	0.54	5.29	0.10	424.97	0.66	19.30	131.04	13.65	134.31	25.61	0.62	2.26	43.66
NASDAQ Listed OTC Companies																			
AMFC	AMB Fin. Corp. of Munster IN	7.59	7.59	0.70	9.19	7.58	0.68	9.02	0.87	65.68	0.76	13.19	121.14	9.19	121.14	13.42	0.19	1.28	16.81
ASBP	ASB Financial Corp. of OH	10.41	10.41	1.42	13.41	7.87	1.23	11.64	NA	NA	0.81	12.71	169.77	17.67	169.77	14.64	0.52	3.17	40.31
ABBK	Abington Bancorp of MA*	5.94	4.92	0.50	8.34	5.42	0.40	6.69	0.22	190.63	1.07	18.45	153.95	9.15	186.07	23.02	0.44	1.82	33.59
AABC	Access Anytime Bancorp of NM	7.20	6.35	0.53	7.14	7.54	0.12	1.62	0.87	52.15	0.60	13.27	95.31	6.86	108.15	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV	5.98	3.99	0.74	9.51	8.35	0.66	8.46	0.75	40.39	0.48	11.97	109.43	6.54	164.14	13.46	0.48	2.11	25.26
ALLB	Alliance Bank MHC of PA (20.0)	9.44	9.44	0.26	2.74	1.11	0.27	2.84	2.98	31.52	1.86	NM	248.72	23.49	248.72	NM	0.36	1.43	NM
ASBI	Ameriana Bancorp of IN	8.37	8.06	-0.06	-0.70	-0.64	-0.30	-3.65	3.95	46.32	2.90	NM	111.55	9.34	115.89	NM	0.64	4.57	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.40	7.76	1.35	16.94	8.39	1.01	12.60	NA	NA	1.06	11.91	191.98	16.12	207.80	16.02	0.40	1.69	20.10
ALFC	Atlantic Liberty Fincl of NY	17.48	17.48	0.72	6.51	3.67	0.72	6.51	NA	NA	0.48	27.21	122.43	21.40	122.43	27.21	0.00	0.00	0.00
BCSB	BCSB Bankcorp MHC of MD (36.0)	7.30	6.86	0.45	5.37	2.65	0.37	4.45	0.18	189.33	0.55	NM	198.46	14.49	211.17	NM	0.50	3.23	NM
BKMU	Bank Mutual Cp MHC of WI(49.8)(8)	11.07	9.03	0.91	8.27	3.71	0.75	6.84	0.33	139.78	0.76	26.98	223.42	24.73	274.02	NM	0.40	1.22	32.79
BKUNA	BankUnited Fin. Corp. of FL	5.51	5.08	0.56	10.11	7.14	0.50	9.04	0.64	50.88	0.58	14.01	130.92	7.21	142.00	15.66	0.00	0.00	0.00
BFSB	Bedford Bancshares, Inc. of VA(8)	9.93	9.93	1.16	11.89	6.00	1.16	11.89	0.49	99.00	0.55	16.68	187.10	18.58	187.10	16.68	0.52	2.23	37.14
BRBI	Blue River Bancshares of IN	12.32	12.32	-4.02	-39.39	NM	-1.55	-15.15	5.31	33.71	3.04	NM	96.06	11.83	96.06	NM	0.00	0.00	NM
BYFC	Broadway Financial Corp. of CA	7.23	7.23	0.73	9.45	6.93	0.73	9.45	0.04	NA	0.91	14.42	130.21	9.42	130.21	14.42	0.15	1.33	19.23
BRKL	Brookline Bancorp of MA*	43.10	43.10	1.17	3.27	1.93	0.79	2.22	0.01	NA	1.81	NM	136.63	58.89	136.63	NM	0.34	2.34	NM
CITZ	CFS Bancorp, Inc of Munster IN	9.71	9.71	0.39	3.83	3.65	0.44	4.28	1.08	53.22	0.96	27.39	110.52	10.73	110.52	24.51	0.44	3.15	NM
CKFB	CKF Bancorp of Danville KY	9.79	9.02	0.95	9.92	7.80	0.95	9.92	1.79	23.49	0.53	12.83	123.99	12.14	134.62	12.83	0.80	3.27	41.88
CAFI	Camco Fin Corp of Cambridge OH	9.00	8.73	0.93	10.30	8.30	0.58	6.35	1.47	36.00	0.77	12.05	124.77	11.23	128.67	19.54	0.56	3.50	42.11
CFFN	Capitol Fd Fn MHC of KS (30.0)	11.29	11.29	1.01	9.06	4.11	0.80	7.19	0.13	41.32	0.11	24.31	218.34	24.66	218.34	NM	0.92	3.13	NM
CEBK	Central Bncrp of Somerville MA*	8.42	7.96	0.73	8.67	6.06	0.83	9.76	NA	NA	0.84	16.50	137.50	11.58	145.38	14.65	0.48	1.41	23.30
CHFN	Charter Fincl MHC of GA (20.0)	27.30	27.30	0.28	1.05	0.51	0.22	0.83	0.52	144.34	2.74	NM	208.38	56.90	208.38	NM	0.80	2.93	NM
CFSL	Chesterfield Financial of IL	20.12	19.99	0.81	3.93	3.46	0.81	3.93	0.07	525.81	0.83	28.93	115.67	23.27	116.42	28.93	0.24	1.11	32.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 13, 2003

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
CTZN	Citizens First Bancorp of MI	14.31	14.31	1.25	8.34	6.67	1.10	7.31	0.26	409.19	1.34	15.00	123.66	17.69	123.66	17.11	0.32	1.46	21.92
CFSB	Citizens First Fin Corp. of IL	9.06	9.06	0.56	6.20	5.79	0.38	4.18	2.39	29.09	0.88	17.28	106.63	9.67	106.63	25.64	0.40	1.71	29.63
CSBC	Citizens South Banking of NC	19.30	17.71	0.99	6.30	4.04	0.97	6.17	0.16	370.37	0.99	24.75	120.73	23.31	131.60	25.24	0.24	1.86	46.15
CBSA	Coastal Bancorp of Houston TX	5.05	4.20	0.65	13.18	11.17	0.74	14.91	0.77	94.30	0.96	8.95	115.44	5.83	138.69	7.91	0.48	1.68	15.00
CFCP	Coastal Fin. Corp. of SC	6.61	6.61	1.14	16.46	7.23	0.96	13.77	0.89	93.60	1.40	13.83	210.60	13.91	210.60	16.52	0.20	1.57	21.74
CCBI	Commercial Capital Bcrp of CA	7.23	6.12	1.48	18.37	6.30	0.53	6.54	0.02	NA	0.58	15.87	279.19	20.19	330.00	NM	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA	9.04	9.03	1.05	10.77	8.87	0.99	10.08	0.83	74.51	0.76	11.27	125.64	11.36	125.84	12.05	0.36	2.28	25.71
CIBI	Community Inv. Bncp, Inc of OH	10.41	10.41	0.94	9.05	8.40	0.95	9.14	NA	NA	0.56	11.90	105.75	11.01	105.75	11.79	0.32	2.56	30.48
SBMC	Connecticut Bancshares of CT*	10.01	8.88	1.11	11.07	6.33	1.07	10.67	0.10	608.96	1.01	15.79	171.28	17.14	192.96	16.38	0.72	1.82	28.80
CRZY	Crazy Woman Creek Bncorp of WY	17.80	17.49	0.26	1.45	1.55	0.41	2.29	0.97	52.11	0.74	NM	93.20	16.59	94.86	NM	0.48	3.10	NM
DCOM	Dime Community Bancshars of NY*	8.73	6.88	1.65	18.57	7.43	1.58	17.78	0.04	NA	0.71	13.47	239.42	20.91	303.70	14.06	0.56	2.20	29.63
DFBS	Dutchfork Bancshares Inc of SC	14.12	14.12	1.19	8.44	7.19	0.33	2.38	0.42	48.00	0.77	13.90	121.91	17.22	121.91	NM	0.00	0.00	0.00
ESBF	ESB Financial Corp. of PA	7.49	6.87	0.70	9.97	5.91	0.74	10.54	0.27	113.59	1.21	16.92	155.27	11.63	169.20	16.00	0.33	2.24	37.93
ESBK	Elmira Svgs Bank, FSB of NY*	7.54	7.31	0.83	11.38	7.36	0.61	8.39	0.63	111.79	1.01	13.59	150.51	11.35	155.18	18.45	0.69	2.23	30.26
EVRT	Evertrust Fin. Grp, Inc. of WA*	12.98	12.98	0.99	7.40	5.86	0.89	6.67	0.03	NA	1.52	17.06	126.90	16.47	126.90	18.94	0.48	2.00	34.04
FFDF	FFD Financial Corp of Dover OH	12.68	12.68	0.68	5.44	5.29	0.37	2.94	0.40	154.66	0.75	18.92	101.45	12.87	101.45	NM	0.40	2.86	54.05
FFLC	FFLC Bancorp of Leesburg FL	7.65	7.65	0.99	12.98	6.22	0.98	12.74	0.39	143.81	0.73	16.08	198.52	15.19	198.52	16.38	0.40	1.49	23.95
FFWC	FFW Corporation of Wabash IN	9.87	9.45	0.99	10.22	8.94	0.72	7.45	1.26	87.54	2.05	11.19	112.12	11.06	117.09	15.35	0.60	3.03	33.90
FMCO	FMS Fin Corp. of Burlington NJ	5.07	4.95	0.71	13.82	6.08	0.70	13.71	0.58	64.58	1.16	16.46	215.85	10.94	220.92	16.60	0.12	0.61	10.00
FFHH	FSF Financial Corp. of MN	8.91	8.00	1.21	13.99	10.59	0.65	7.55	1.08	27.99	0.44	9.44	124.18	11.06	138.18	17.49	1.20	4.57	43.17
FDTR	Federal Trust Corp of FL	6.03	6.03	0.63	9.80	5.86	0.50	7.78	1.41	38.72	0.65	17.06	147.96	8.92	147.96	21.48	0.04	0.69	11.76
FBCI	Fidelity Bancorp of Chicago IL(8)	8.52	8.52	1.51	19.25	10.19	1.67	21.30	0.37	75.41	0.53	9.81	170.10	14.49	170.10	8.87	0.40	1.21	11.83
FSBI	Fidelity Bancorp, Inc. of PA	7.09	6.55	0.69	10.12	7.69	0.62	9.16	0.95	50.22	1.04	13.01	122.98	8.72	133.10	14.37	0.48	2.34	30.38
FFFL	Fidelity Bankshares, Inc of FL	6.40	6.31	0.73	10.20	5.79	0.65	9.18	NA	NA	0.46	17.26	178.69	11.43	181.03	19.18	0.40	1.93	33.33
FFED	Fidelity Fed. Bancorp of IN(8)	6.74	6.74	-1.64	-24.29	-24.29	-1.54	-22.86	2.43	21.08	1.03	NM	100.00	6.74	100.00	NM	0.00	0.00	NM
FBTC	First BancTrust Corp of IL	12.17	12.17	0.75	5.70	5.48	0.52	3.96	0.78	110.84	1.76	18.25	109.09	13.27	109.09	26.29	0.40	1.81	33.06
FBEI	First Bancorp of Indiana of IN	15.78	14.66	0.77	4.59	4.77	0.48	2.85	0.23	241.59	0.83	20.97	99.18	15.65	106.79	NM	0.46	2.52	52.87
FBSI	First Bancshares, Inc. of MO	9.76	9.55	0.85	8.80	7.91	0.85	8.80	NA	NA	0.56	12.65	107.77	10.52	110.19	12.65	0.16	0.93	11.76
FBBC	First Bell Bancorp, Inc. of PA(8)	8.19	8.19	0.95	11.43	7.07	0.90	10.87	0.20	52.00	0.31	14.14	159.84	13.10	159.84	14.86	0.60	2.29	32.43
FCAP	First Capital, Inc. of IN	10.74	9.24	1.00	8.63	5.33	0.99	8.55	0.69	87.44	0.85	18.75	139.17	14.94	161.79	18.92	0.56	2.67	50.00
FDEF	First Defiance Fin. Corp of OH	13.40	12.99	1.62	12.59	11.71	0.42	3.28	0.31	281.49	1.33	8.54	107.34	14.38	110.74	NM	0.60	2.95	25.21
FESX	First Essex Bancorp, Inc of MA(8)*	8.24	7.38	1.19	14.96	5.72	1.13	14.18	0.29	280.52	1.24	17.49	250.29	20.61	279.21	18.46	0.96	2.05	35.82
FFBH	First Fed. Bancshares of AR	10.11	10.11	1.17	11.45	9.68	1.06	10.46	1.15	20.76	0.34	10.33	117.42	11.87	117.42	11.31	0.64	2.06	21.33
FTFC	First Fed. Capital Corp. of WI	6.83	5.42	1.20	17.51	8.99	-0.01	-0.10	0.30	124.64	0.56	11.12	185.73	12.68	233.96	NM	0.56	2.81	31.28
FFBI	First Federal Bancshares of IL	14.97	14.39	0.75	4.60	4.17	0.72	4.41	0.66	45.71	0.68	23.99	102.90	15.41	107.03	25.00	0.44	1.85	44.44
FFSX	First Federal Bankshares of IA	11.20	8.24	0.79	7.13	7.17	0.67	6.03	NA	NA	1.14	13.95	99.83	11.18	135.75	16.51	0.32	1.78	24.81
FFBZ	First Federal Bncrp, Inc of OH	9.37	9.37	0.73	7.76	6.67	0.84	8.98	0.20	324.68	0.76	15.00	115.56	10.82	115.56	12.97	0.22	2.88	43.14
FFCH	First Fin. Holdings Inc. of SC	7.29	6.58	1.23	16.85	7.64	0.97	13.29	0.68	102.59	0.85	13.10	224.98	16.41	249.34	16.60	0.76	2.66	34.86
FFHS	First Franklin Corp. of OH	8.43	8.43	0.46	5.66	5.45	0.29	3.58	0.78	56.62	0.67	18.35	100.28	8.45	100.28	29.00	0.30	2.07	37.97
FKAN	First Kansas Fin. Corp. of KS	10.98	10.98	0.43	3.96	4.24	0.38	3.52	0.34	50.58	0.43	23.61	91.64	10.07	91.64	26.56	0.20	1.18	27.78
FKFS	First Keystone Fin., Inc of PA	6.00	6.00	0.55	8.92	6.55	0.46	7.49	0.67	75.35	0.93	15.28	134.15	8.05	134.15	18.18	0.40	1.82	27.78
CASH	First Midwest Fin., Inc. of IA	6.13	5.67	0.48	6.83	6.32	0.47	6.72	0.49	134.37	1.43	15.83	105.45	6.46	113.99	16.09	0.52	2.72	42.98
FMSB	First Mutual Bncshrs Inc of WA*	5.82	5.82	1.08	16.34	7.71	0.91	13.72	0.06	NA	1.20	12.98	223.36	12.99	223.36	15.46	0.28	1.28	16.67
FNFG	First Niagara Financial of NY*	18.82	15.52	1.01	5.36	3.94	0.99	5.25	0.32	206.47	1.08	25.38	135.94	25.58	164.79	25.88	0.20	1.52	38.46
FNFI	First Niles Fin., Inc. of OH	17.49	17.49	1.09	6.04	4.66	0.95	5.24	1.28	59.25	1.91	21.48	131.51	23.00	131.51	24.78	0.56	3.48	74.67
FPTB	First PacTrust Bancorp of CA	17.93	17.93	0.68	4.21	3.19	0.70	4.36	NA	NA	0.74	NM	108.97	19.54	108.97	NM	0.24	1.30	40.68
FPFC	First Place Fin. Corp. of OH	11.88	10.32	0.96	8.24	6.73	0.49	4.23	1.06	59.59	1.05	14.85	124.11	14.74	142.81	28.93	0.50	2.98	44.25
FSFF	First SecurityFed Fin of IL	16.53	16.51	1.77	10.70	7.95	1.76	10.65	0.51	122.67	0.97	12.57	130.40	21.55	130.53	12.64	0.52	2.03	25.49
FSLA	First Sentinel Bancorp of NJ	9.35	9.16	1.15	11.58	5.82	1.11	11.21	0.06	904.02	1.05	17.18	207.85	19.44	212.22	17.75	0.42	2.60	44.68
FBNW	FirstBank NW Corp. of ID	9.04	9.04	0.87	9.55	7.44	0.36	3.99	0.55	188.31	1.34	13.43	124.02	11.22	124.02	NM	0.60	2.22	29.85
FFBK	FloridaFirst Bancorp of FL	12.21	10.90	0.68	5.78	4.46	0.60	5.12	0.30	178.90	0.92	22.42	125.82	15.36	140.87	25.31	0.28	1.19	26.67
FFIC	Flushing Fin. Corp. of NY*	7.80	7.58	1.06	12.93	6.68	1.23	15.04	0.12	326.84	0.55	14.97	187.83	14.66	193.40	12.87	0.40	1.98	29.63
FKKY	Frankfort First Bancorp of KY	12.97	12.97	0.91	7.10	5.22	0.91	7.10	0.34	17.52	0.07	19.16	136.35	17.69	136.35	19.16	1.12	5.68	NM
GUPB	GFSB Bancorp, Inc of Gallup NM	8.02	8.02	0.74	9.17	7.53	0.70	8.69	NA	NA	NA	13.28	117.80	9.45	117.80	14.02	0.44	2.47	32.84
GSLA	GS Financial Corp. of LA	15.34	15.34	0.60	3.55	4.68	0.41	2.42	0.33	70.82	0.64	21.36	81.07	12.44	81.07	NM	0.40	2.13	45.45
GCFC	Grand Central Fin. Corp. of OH	15.48	15.48	-0.59	-3.75	-3.17	0.29	1.88	0.72	44.84	0.58	NM	126.63	19.60	126.63	NM	0.36	2.86	NM
GTPS	Great American Bancorp of IL	10.30	10.02	1.10	9.98	7.88	0.80	7.19	0.23	297.99	1.03	12.70	133.32	13.73	137.05	17.63	0.44	1.43	18.11
PEDE	Great Pee Dee Bancorp of SC	17.88	17.00	1.06	5.62	5.77	1.21	6.44	1.09	81.75	1.16	17.32	96.34	17.23	101.36	15.11	0.56	3.94	68.29
GAFC	Greater Atlant. Fin Corp of VA	4.26	4.00	0.31	7.20	7.09	-1.31	-30.55	0.35	100.12	0.66	14.10	101.59	4.33	108.29	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (43.0)	11.56	11.56	0.94	7.97	4.42	0.94	7.97	0.15	306.30	0.85	22.64	173.04	20.00	173.04	22.64	0.68	2.83	64.15
GFED	Guaranty Fed Bancshares of MO	9.63	9.62	0.93	9.32	7.32	0.69	6.93	0.40	185.02	0.88	13.66	133.28	12.83	133.39	18.37	0.60	3.75	51.28
HCBB	HCB Bancshares, Inc. of AR	11.02	11.02	0.39	3.67	4.13	0.48	4.53	4.38	16.59	1.73	24.24	90.60	9.98	90.60	19.61	0.36	2.06	50.00
HFFC	HF Financial Corp. of SD	6.50	5.83	0.58	8.84	7.36	0.61	9.23	1.13	50.14	0.76	13.58	118.34	7.70	132.08	13.00	0.46	2.53	34.33
HMNF	HMN Financial, Inc. of MN	9.83	9.27	0.65	6.28	5.60	0.24	2.33	0.81	91.72	0.97	17.84	111.77	10.99	118.58	NM	0.72	3.74	66.67
HARB	Harbor Florida Bancshrs of FL	11.57	11.39	1.74	14.93	6.08	1.60	13.73	0.15	458.28	0.96	16.45	233.84	27.07	237.67	17.88	0.52	2.11	34.67
HARL	Harleysville Svgs Fin Cp of PA	6.00	6.00	0.76	12.34	8.18	0.75	12.28	0.04	734.69	0.68	12.22	144.13	8.65	144.13	12.28	0.64	2.55	31.22

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 13, 2003

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
HWFG	Harrington West Fncl of CA	5.26	4.63	0.69	13.33	10.89	0.70	13.53	0.02	NA	0.87	9.18	120.30	6.33	136.58	9.04	0.16	1.31	12.03
HFFB	Harrodsburg 1st Fin Bcrp of KY	13.34	12.96	0.69	4.67	4.80	0.75	5.09	NA	NA	0.60	20.83	97.42	12.99	100.25	19.12	0.60	3.69	NM
HTHR	Hawthorne Fin. Corp. of CA	6.51	5.56	1.05	15.97	9.12	1.11	16.91	0.42	329.98	1.66	10.96	154.63	10.06	181.00	10.35	0.00	0.00	0.00
HMLK	Hemlock Fed. Fin. Corp. of IL	6.74	6.31	0.64	9.43	6.92	0.51	7.58	NA	NA	0.69	14.46	132.76	8.95	141.83	17.99	0.64	2.17	31.37
HFWA	Heritage Financial Corp of WA	11.83	10.70	1.55	12.42	6.27	1.39	11.07	0.43	289.70	1.56	15.94	210.33	24.88	232.56	17.89	0.54	2.45	39.13
HCBC	High Country Bancorp of CO	9.48	9.48	1.06	11.36	7.50	0.74	7.95	2.37	38.29	1.10	13.33	144.40	13.68	144.40	19.05	0.50	1.79	23.81
HIFS	Hingham Inst. for Sav. of MA*	8.70	8.70	1.15	13.04	6.65	1.17	13.26	0.17	385.29	0.86	15.05	190.88	16.61	190.88	14.79	0.68	1.96	29.44
HCFC	Home City Fin. Corp. of OH	7.69	7.46	0.37	4.79	5.04	0.23	2.97	NA	NA	0.47	19.86	94.82	7.29	97.65	NM	0.44	3.12	61.97
HWEN	Home Financial Bancorp of IN	10.57	10.57	0.59	6.08	4.96	0.84	8.60	2.05	27.79	0.73	20.17	119.14	12.59	119.14	14.27	0.12	2.05	41.38
HLFC	Home Loan Financial Corp of OH	14.31	14.31	1.22	8.19	6.74	1.20	8.03	0.38	96.27	0.45	14.83	117.83	16.86	117.83	15.13	0.66	4.36	64.71
HFBC	HopFed Bancorp of KY	10.09	8.79	1.17	9.75	7.59	1.02	8.48	0.08	499.15	0.57	13.17	124.81	12.60	143.36	15.14	0.44	2.72	35.77
HRZB	Horizon Financial Corp. of WA*	12.96	12.89	1.52	11.69	6.87	1.28	9.86	0.20	511.18	1.44	14.56	166.24	21.54	167.07	17.26	0.46	2.75	40.00
HCBK	Hudson Cty Bcp MHC of NJ(38.8)*	8.94	8.94	1.49	15.46	4.08	1.45	15.02	0.18	95.39	0.37	24.49	NM	33.07	NM	25.21	0.48	1.87	45.71
HRBT	Hudson River Bancorp Inc of NY	10.35	7.49	1.12	11.41	6.81	1.12	11.41	0.84	182.40	2.32	14.68	158.70	16.42	219.24	14.68	0.52	1.93	28.26
ICBC	Independence Comm Bnk Cp of NY	11.35	9.06	1.58	13.90	8.04	1.56	13.78	0.70	135.48	1.38	12.45	170.86	19.39	213.96	12.56	0.64	2.25	27.95
IFSB	Independence FSB of DC	9.19	9.19	0.16	1.77	1.48	-0.05	-0.61	NA	NA	0.62	NM	120.47	11.07	120.47	NM	0.00	0.00	0.00
JXVL	Jacksonville Bancorp Inc of TX	9.51	8.74	1.50	16.13	12.06	1.51	16.18	NA	NA	0.50	8.29	123.91	11.78	134.81	8.27	0.60	2.05	17.00
JXSB	Jcksnville Bcp MHC of IL(45.6)	7.94	6.72	0.36	4.55	2.94	0.23	2.90	1.64	58.25	1.78	NM	149.44	11.87	176.49	NM	0.30	1.88	63.83
KFBI	Klamath First Bancorp of OR	8.05	5.45	0.48	6.12	6.05	0.36	4.59	0.15	333.67	1.25	16.52	99.02	7.97	146.34	22.03	0.52	3.03	50.00
LSBX	LSB Corp of No. Andover MA*	12.22	12.22	0.64	5.19	4.70	0.55	4.50	0.01	NA	1.84	21.30	112.63	13.77	112.63	24.60	0.48	3.36	71.64
LSBI	LSB Fin. Corp. of Lafayette IN	8.19	8.19	0.91	11.22	8.24	0.63	7.79	1.41	49.41	0.84	12.13	131.94	10.81	131.94	17.48	0.50	2.00	24.27
LARL	Laurel Capital Group Inc of PA	8.64	7.16	0.98	10.20	7.68	0.97	10.13	0.34	185.96	1.06	13.01	130.67	11.29	157.68	13.10	0.76	4.00	52.05
LNCB	Lincoln Bancorp of IN	14.52	14.10	0.83	5.17	5.32	0.59	3.66	0.45	124.35	0.80	18.80	102.44	14.88	105.49	26.54	0.48	2.66	50.00
LOGN	Logansport Fin. Corp. of IN	10.69	10.69	1.06	9.77	10.03	0.97	8.97	1.08	95.23	1.35	9.97	99.62	10.65	99.62	10.86	0.56	3.07	30.60
MAFB	MAF Bancorp, Inc. of IL	8.64	6.93	1.31	15.81	8.76	1.07	12.96	0.62	52.71	0.45	11.42	168.85	14.59	210.51	13.92	0.72	1.92	21.95
MFBC	MFB Corp. of Mishawaka IN	7.62	7.62	0.14	1.80	1.84	-0.12	-1.47	0.85	150.78	1.82	NM	99.73	7.60	99.73	NM	0.44	1.69	NM
MSBF	MSB Financial, Inc of MI	14.46	12.72	1.53	10.56	8.75	0.78	5.41	1.52	35.56	0.72	11.42	122.49	17.71	139.25	22.30	0.46	3.27	37.40
MASB	MassBank Corp. of Reading MA*	11.25	11.14	0.91	7.86	5.81	0.86	7.47	0.04	592.19	0.86	17.21	137.41	15.46	138.73	18.12	0.92	2.66	45.77
MTXC	Matrix Bancorp, Inc. of CO	4.06	4.06	-0.24	-5.84	-6.74	-0.27	-6.39	2.37	20.62	2.80	NM	88.12	3.58	88.12	NM	0.00	0.00	NM
MFLR	Mayflower Co-Op. Bank of MA*	8.18	8.11	0.78	9.57	6.05	0.69	8.50	NA	NA	1.23	16.52	158.28	12.94	159.57	18.61	0.60	3.39	56.07
MCBF	Monarch Community Bncrp of MI	17.35	17.35	0.62	3.89	3.95	0.22	1.39	1.64	50.53	1.19	25.34	83.62	14.51	83.62	NM	0.20	1.49	37.74
MBBC	Monterey Bay Bancorp of CA(8)	9.31	9.20	1.07	11.41	6.96	1.04	11.10	0.47	288.90	1.54	14.36	154.43	14.37	156.19	14.77	0.00	0.00	0.00
MFSF	MutualFirst Fin. Inc. of IN	12.00	11.88	1.12	8.77	7.55	0.97	7.65	0.81	102.27	0.97	13.24	122.93	14.75	124.20	15.18	0.40	1.84	24.39
MYST	Mystic Financial of MA*	6.12	6.12	0.44	6.68	5.25	0.32	4.89	0.17	323.34	0.86	19.06	122.63	7.50	122.63	26.04	0.36	1.69	32.14
NASB	NASB Fin, Inc. of Grandview MO	10.57	10.48	2.13	19.83	8.83	1.48	13.71	1.38	46.99	0.79	11.32	208.04	21.98	209.85	16.37	0.68	2.35	26.56
NHTB	NH Thrift Bancshares of NH	7.16	4.67	0.88	13.35	9.12	0.52	7.80	0.08	966.83	1.19	10.96	135.19	9.68	207.34	18.76	0.72	3.00	32.88
NMIL	Newmil Bancorp, Inc. of CT*	8.03	6.73	1.07	13.06	6.77	1.01	12.43	0.21	365.02	1.33	14.77	187.32	15.04	223.37	15.52	0.60	2.46	36.36
NBSI	North Bancshares of Chicago IL	10.12	10.12	0.45	4.59	3.55	0.35	3.59	NA	NA	0.40	28.18	128.31	12.98	128.31	NM	0.44	2.84	NM
FFFD	North Central Bancshares of IA	9.04	7.87	1.51	16.21	10.65	1.51	16.21	0.37	202.24	0.90	9.39	149.90	13.54	172.12	9.39	0.84	2.34	21.99
NEIB	Northeast Indiana Bncrp of IN	11.85	11.85	0.76	6.51	5.94	0.59	5.00	2.56	31.27	1.18	16.83	108.87	12.90	108.87	21.93	0.52	2.66	44.83
NEPF	Northeast PA Fin. Corp of PA	7.43	6.02	0.49	6.59	7.01	0.24	3.20	0.55	106.36	1.06	14.27	94.73	7.04	117.01	29.37	0.48	3.14	44.86
NWSB	Northwest Bcrp MHC of PA(25.4)	6.75	5.20	0.87	12.50	5.23	0.84	12.06	0.52	95.33	0.78	19.11	223.38	15.08	290.00	19.80	0.32	1.97	37.65
OCFC	OceanFirst Fin. Corp of NJ	7.76	7.67	1.18	14.64	6.30	0.92	11.47	0.21	283.66	0.78	15.87	238.96	18.55	241.92	20.25	0.80	3.41	54.05
ONFC	Oneida Fincl MHC of NY (45.7)	11.53	8.65	0.85	7.28	2.57	0.69	5.93	0.12	414.15	1.06	NM	276.37	31.87	NM	NM	0.54	1.98	NM
OTFC	Oregon Trail Fin. Corp. of OR(8)	15.47	15.46	1.34	8.97	7.08	1.30	8.66	0.22	272.52	0.96	14.13	125.39	19.40	125.52	14.64	0.44	1.81	25.58
PBNC	PFS Bancorp Inc of IN	21.83	21.83	0.67	2.95	3.26	0.70	3.06	0.48	128.21	0.79	NM	94.24	20.58	94.24	29.56	0.30	1.78	54.55
PHSB	PHSB Financial Corp of PA	13.65	13.65	0.78	5.28	5.00	0.71	4.81	0.18	278.43	1.01	20.00	112.01	15.29	112.01	21.95	0.40	2.22	44.44
PVFC	PVF Capital Corp. of OH	8.19	8.19	1.14	14.65	9.82	0.65	8.34	NA	NA	0.66	10.18	141.62	11.60	141.62	17.88	0.30	2.15	21.90
PPBI	Pacific Premier Bncrp of CA(8)	4.72	4.72	0.92	21.49	23.23	0.83	19.56	2.66	44.40	1.55	4.31	87.36	4.13	87.36	4.73	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.53	8.53	1.23	14.12	7.50	1.28	14.74	0.44	97.69	0.67	13.34	182.34	15.56	182.34	12.78	0.80	4.38	58.39
PFED	Park Bancorp of Chicago IL	11.21	11.21	0.87	7.46	6.97	0.84	7.21	0.11	200.35	0.39	14.34	104.81	11.75	104.81	14.83	0.60	2.31	33.15
PVSA	Parkvale Financial Corp of PA	6.10	5.38	0.52	8.70	6.27	0.55	9.16	0.49	187.19	1.22	15.95	137.00	8.35	155.32	15.16	0.72	2.95	47.06
PRTR	Partners Trust MHC of NY(46.4)	12.63	9.74	0.84	6.31	3.43	1.03	7.79	0.91	92.05	1.40	29.19	168.08	21.23	217.89	23.63	0.28	1.41	41.18
PBHC	Pathfinder BC MHC of NY (39.1)*	7.40	5.68	0.60	8.18	4.75	0.41	5.61	1.15	46.49	0.83	21.07	172.31	12.74	224.51	NM	0.40	2.71	57.14
PFSB	PennFed Fin. Services of NJ	6.47	6.27	0.81	12.71	7.76	0.76	11.95	0.10	354.72	0.49	12.89	164.15	10.62	169.34	13.71	0.40	1.44	18.52
PFDC	Peoples Bancorp of Auburn IN	12.30	11.72	1.09	8.92	7.59	1.03	8.41	0.66	61.76	0.55	13.17	114.53	14.09	120.29	13.97	0.64	3.08	40.51
PBCT	Peoples Bank, MHC of CT (40.8)*	8.05	7.07	0.51	6.34	3.32	0.49	6.08	0.41	244.61	1.60	NM	189.11	15.21	215.35	NM	1.56	5.35	NM
PCBI	Peoples Community Bcrp. of OH	7.12	6.35	0.63	8.44	6.20	0.69	9.26	1.58	91.53	1.76	16.14	129.98	9.25	145.80	14.71	0.00	0.00	0.00
PSFC	Peoples Sidney Fin. Corp of OH	12.08	12.08	0.62	4.95	4.24	0.62	4.95	1.04	50.77	0.64	23.61	116.08	14.02	116.08	23.61	0.48	3.45	NM
PHFC	Pittsburgh Fin Corp of PA	6.00	5.96	0.20	3.60	3.61	0.24	4.35	1.41	57.60	1.34	27.74	98.94	5.93	99.62	22.91	0.38	2.40	66.67
PFSL	Pocahontas Bancorp, Inc. of AR	7.04	4.50	0.75	9.75	8.85	0.48	6.23	0.97	49.38	0.84	11.30	108.44	7.64	169.68	17.68	0.32	2.62	29.63
PORT	Port Fin. Corp of Brighton MA(8)	8.01	8.01	0.99	11.60	4.94	0.89	10.46	0.02	NA	1.19	20.25	229.12	18.35	229.12	22.45	0.80	1.49	30.19
PFNC	Progress Financial Corp. of PA	5.82	5.72	0.48	7.30	4.35	0.54	8.19	0.69	94.20	1.44	22.97	166.78	9.71	169.76	20.49	0.23	1.52	34.85
PBCP	Provident Bcp MHC of NY (45.1)	10.40	9.05	0.97	9.04	3.79	0.91	8.46	0.53	188.79	1.58	26.40	231.74	24.11	266.34	28.21	0.60	1.82	48.00
PROV	Provident Fin. Holdings of CA	8.58	8.56	1.33	14.39	9.66	0.26	2.84	0.09	729.89	1.04	10.36	149.26	12.80	149.48	NM	0.20	0.66	6.80
PULB	Pulaski Fin Cp of St. Louis MO	7.85	7.85	1.29	16.44	9.06	0.24	3.03	0.76	99.39	1.34	11.03	181.69	14.26	181.69	NM	0.36	1.58	17.48

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 13, 2003

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																			
QCBC	Quaker City Bancorp, Inc of CA	8.60	8.57	1.52	17.80	8.83	1.44	16.96	0.25	297.97	0.91	11.33	193.40	16.63	194.04	11.88	0.00	0.00	0.00
RIVR	River Valley Bancorp of IN	9.05	9.04	1.21	13.23	9.44	0.55	5.98	NA	NA	1.26	10.59	131.56	11.91	131.77	23.44	1.00	2.92	30.96
RVSB	Riverview Bancorp, Inc. of WA	12.99	12.89	1.07	8.12	5.53	1.16	8.85	0.18	366.18	0.90	18.08	144.52	18.77	145.57	16.59	0.50	2.77	50.00
ROME	Rome Bncp Inc MHC of NY (41.6)*	14.14	14.14	1.02	7.08	2.75	0.97	6.76	0.43	154.87	0.90	NM	256.54	36.27	256.54	NM	0.44	1.36	49.44
RSLN	Roslyn Bancorp, Inc. of NY*	5.04	5.03	1.45	26.30	9.65	1.41	25.62	0.23	176.62	1.35	10.36	283.88	14.32	284.69	10.64	0.62	3.12	32.29
SCFS	Seacoast Fin Serv Corp of MA*	8.18	7.25	0.97	11.88	7.78	0.98	11.96	0.50	184.11	1.13	12.86	152.84	12.51	172.57	12.78	0.48	2.35	30.19
SFBI	Security Financial Bcrp of IN(8)	18.32	18.32	-0.21	-1.11	-0.92	-0.03	-0.15	0.86	80.50	1.48	NM	121.18	22.21	121.18	NM	0.00	0.00	NM
SVBI	Severn Bancorp Inc of MD	9.21	9.14	2.13	22.82	9.69	1.90	20.34	0.26	329.14	0.97	10.32	217.20	20.00	218.80	11.58	0.32	1.35	13.91
SKBO	Skibo Fin Corp MHC of PA(39.8)	14.95	14.95	0.22	1.43	0.83	0.22	1.43	NA	NA	1.06	NM	178.73	26.72	178.73	NM	0.48	3.61	NM
SOBI	Sobieski Bancorp of S. Bend IN	7.31	7.31	-2.50	-32.46	NM	-2.10	-27.19	NA	NA	2.56	NM	89.46	6.54	89.46	NM	0.34	2.67	NM
SFFS	Sound Fed Bancorp Inc of NY	18.01	16.14	1.11	6.16	4.72	1.11	6.16	0.06	508.39	0.56	21.18	130.39	23.49	145.57	21.18	0.20	1.52	32.26
SSFC	South Street Fin. Corp. of NC*	11.27	11.27	0.76	6.81	5.74	0.75	6.68	NA	NA	0.33	17.41	115.76	13.05	115.76	17.74	0.40	4.26	74.07
SMBC	Southern Missouri Bncrp of MO	8.92	7.79	0.99	10.87	9.35	0.99	10.87	0.14	452.93	0.79	10.69	114.23	10.19	130.80	10.69	0.56	2.26	24.14
STFR	St. Francis Cap. Corp. of WI(8)	8.15	7.57	1.03	13.09	8.47	0.47	6.02	0.30	204.25	1.16	11.81	147.28	12.00	158.53	25.68	0.80	2.73	32.26
SFFC	StateFed Financial Corp. of IA	14.12	14.12	0.19	1.35	1.28	0.16	1.08	NA	NA	NA	NM	105.40	14.89	105.40	NM	0.40	3.41	NM
STSA	Sterling Financial Corp of WA	6.31	5.05	0.83	13.87	7.78	0.81	13.51	0.74	108.44	1.19	12.85	147.80	9.32	184.63	13.20	0.00	0.00	0.00
STBI	Sturgis Bancorp of MI	9.54	7.77	0.98	10.40	9.80	0.37	3.94	1.77	39.13	0.98	10.20	105.21	10.04	129.12	26.95	0.36	3.43	34.95
SUFI	Superior Financial Corp of AR(8)	7.61	4.39	0.93	12.35	8.26	0.88	11.71	0.46	169.06	1.30	12.11	146.33	11.14	253.51	12.77	0.50	2.13	25.77
THRD	TF Fin. Corp. of Newtown PA	8.75	8.07	0.62	7.35	5.04	0.47	5.53	0.58	49.00	0.55	19.85	142.33	12.45	154.19	26.41	0.60	1.83	36.36
THTL	Thistle Group Holdings of PA	9.42	8.48	0.60	6.17	5.73	0.55	5.70	0.30	105.67	0.83	17.46	108.69	10.24	120.74	18.92	0.36	2.27	39.56
TONE	TierOne Corporation of NE	16.14	16.14	0.79	4.74	3.61	0.58	3.49	0.34	243.62	0.95	27.69	130.07	20.99	130.07	NM	0.00	0.00	0.00
TSBK	Timberland Bancorp, Inc. of WA	17.39	17.39	1.71	9.69	7.33	1.50	8.49	0.99	89.95	1.25	13.65	130.19	22.64	130.19	15.57	0.48	2.07	28.24
TRYF	Troy Financial Corp of Troy NY	12.59	10.05	1.13	8.53	5.40	1.11	8.36	0.23	519.28	1.87	18.52	162.04	20.40	202.95	18.91	0.64	2.38	44.14
TRST	TrustCo Bank Corp of NY	8.57	8.55	1.94	22.68	6.22	1.64	19.17	NA	NA	3.79	16.08	NM	31.28	NM	19.03	0.60	5.25	NM
UCBC	Union Community Bancorp of IN	13.36	12.35	1.02	7.37	6.92	1.02	7.37	1.08	34.78	0.50	14.46	107.76	14.40	116.59	14.46	0.60	3.37	48.78
UFBS	Union Fin Bancshares Inc of SC	8.10	6.56	0.56	6.68	5.69	0.51	6.09	0.70	67.82	1.05	17.58	112.52	9.12	139.01	19.28	0.40	2.50	43.96
UCFC	United Community Fin. of OH	13.55	11.63	1.09	8.06	6.87	0.80	5.88	0.90	87.33	1.04	14.56	116.82	15.83	136.05	19.93	0.30	3.27	47.62
UPFC	United PanAm Fin. Corp of CA	7.81	7.81	1.50	16.17	6.58	1.52	16.36	0.07	NA	5.43	15.20	224.83	17.55	224.83	15.02	0.00	0.00	0.00
UTBI	United Tenn. Bancshares of TN	14.39	13.63	1.64	11.66	9.94	1.61	11.50	0.40	186.00	1.07	10.06	111.92	16.11	118.17	10.20	0.33	2.33	23.40
WSFS	WSFS Financial Corp. of DE(8)*	10.18	10.18	7.26	NM	47.49	7.24	NM	0.41	274.71	1.89	2.11	146.17	14.88	146.17	2.11	0.20	0.54	1.14
WVFC	WVS Financial Corp. of PA	8.18	8.18	0.93	12.09	7.81	0.92	11.92	1.14	63.98	2.43	12.81	155.02	12.68	155.02	12.99	0.64	3.54	45.39
WSBI	Warwick Community Bncrp of NY*	9.32	9.02	1.16	11.50	6.52	1.15	11.38	0.43	139.10	1.16	15.35	182.30	17.00	188.52	15.51	0.60	1.97	30.30
WFSL	Washington Federal, Inc. of WA	13.51	13.03	2.04	15.52	9.08	2.01	15.30	NA	NA	0.52	11.01	164.37	22.21	170.49	11.17	0.84	3.60	39.62
WAYN	Wayne Savings Bancorp of OH	12.30	12.30	0.62	5.01	4.11	0.56	4.56	NA	NA	NA	24.32	121.82	14.98	121.82	26.71	0.45	3.30	NM
WYPT	Waypoint Financial Corp of PA	7.54	7.33	0.86	10.24	7.81	0.68	8.11	0.34	148.58	1.18	12.81	142.61	10.75	146.70	16.18	0.44	2.39	30.56
WCFB	Wbstr Cty Fed MHC of IA (38.5)	21.23	21.11	1.37	6.33	3.36	1.37	6.33	0.23	149.19	0.52	29.73	185.19	39.32	186.28	29.73	1.00	4.55	NM
WEFC	Wells Fin. Corp. of Wells MN	11.43	11.43	1.49	13.30	11.65	0.75	6.65	0.57	71.20	0.67	8.58	111.71	12.77	111.71	17.16	0.80	3.13	26.85
WEBK	West Essex Bp MHC of NJ (40.1)(8)	13.50	12.79	0.30	2.29	0.69	0.41	3.05	NA	NA	1.07	NM	329.78	44.52	348.16	NM	0.56	1.60	NM
WOFC	Western Ohio Fin. Corp. of OH	12.34	12.34	0.72	5.87	5.79	0.57	4.60	0.48	110.75	0.67	17.27	100.24	12.37	100.24	22.05	1.00	4.05	69.93
WGBC	Willow Grove Bancorp of PA	15.23	15.10	0.92	6.41	3.96	0.82	5.71	0.49	125.94	1.09	25.25	145.06	22.09	146.24	28.35	0.32	1.98	50.00

EXHIBIT IV-2
Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1995:	Quarter 1	4157.7	500.7	817.2	278.4	152.1
	Quarter 2	4556.1	544.8	933.5	313.5	171.7
	Quarter 3	4789.1	584.4	1,043.5	362.3	195.3
	Quarter 4	5117.1	615.9	1,052.1	376.5	207.6
1996:	Quarter 1	5587.1	645.5	1,101.4	382.1	225.1
	Quarter 2	5654.6	670.6	1,185.0	387.2	224.7
	Quarter 3	5882.2	687.3	1,226.9	429.3	249.2
	Quarter 4	6442.5	737.0	1,280.7	483.6	280.1
1997:	Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	June 13, 2003	9117.1	988.6	1,626.5	1288.0	485.7

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3
Historical Thrift Stock Indices

<Index Values>

	Index Values				Price Appreciation (%)		
	05/30/03	04/30/03	12/31/02	05/31/02	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,249.6	1,193.6	1,073.2	1,150.1	4.69	16.44	8.65
MHC Index	1,973.9	1,891.0	1,625.2	1,600.7	4.38	21.45	23.31
Insurance Indexes							
SAIF Thrifts	1,216.5	1,151.9	1,053.9	1,121.4	5.61	15.43	8.48
BIF Thrifts	1,479.4	1,419.7	1,264.5	1,360.0	4.20	17.00	8.78
Stock Exchange Indexes							
AMEX Thrifts	391.3	386.2	350.1	331.6	1.32	11.76	18.01
NYSE Thrifts	815.2	779.2	698.1	772.0	4.62	16.78	5.59
OTC Thrifts	1,439.3	1,371.3	1,240.5	1,267.3	4.96	16.02	13.57
Geographic Indexes							
Mid-Atlantic Thrifts	2,864.5	2,703.3	2,438.7	2,619.0	5.96	17.46	9.37
Midwestern Thrifts	2,792.0	2,661.0	2,421.5	2,433.7	4.92	15.30	14.72
New England Thrifts	1,038.4	1,006.9	935.2	950.1	3.13	11.04	9.30
Southeastern Thrifts	1,159.4	1,102.9	983.7	1,046.9	5.12	17.86	10.74
Southwestern Thrifts	938.3	921.0	922.8	898.9	1.88	1.68	4.38
Western Thrifts	1,196.4	1,149.4	1,024.0	1,120.0	4.08	16.84	6.82
Asset Size Indexes							
Less than $250M	1,146.3	1,090.2	1,012.4	951.3	5.15	13.23	20.50
$250M to $500M	2,786.2	2,729.4	2,405.9	2,226.9	2.08	15.81	25.11
$500M to $1B	1,458.5	1,418.0	1,264.6	1,167.7	2.86	15.33	24.91
$1B to $5B	1,777.5	1,679.5	1,521.8	1,514.3	5.84	16.80	17.38
Over $5B	751.5	718.2	645.1	710.7	4.64	16.49	5.75
Pink Indexes							
Pink Thrifts	316.9	302.3	268.4	258.6	4.86	18.08	22.57
Less than $75M	343.5	343.1	319.6	280.5	0.12	7.51	22.48
Over $75M	324.6	308.6	272.8	267.0	5.19	18.99	21.59
Comparative Indexes							
Dow Jones Industrials	8,850.3	8,480.1	8,341.6	9,925.3	4.37	6.10	-10.83
S&P 500	963.6	916.9	879.8	1,067.1	5.09	9.52	-9.70

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Source: SNL Financial

EXHIBIT IV-4
Market Area Acquisition Activity

Exhibit IV-4
New York Thrift Acquisitions 2000-Present

							Seller Financial Data at Announcement									Deal Characteristics					
Date Announce	Date Closed	Buyer	Buyer State	Seller	Seller ST	Bank/ Thrift	Assets ($000)	Equity/ Assets (%)	TTM ROAA (%)	TTM ROAE (%)	NPAs/ Assets (%)	Reserve Coverage (%)	Deal Value ($M)	Price/ Share	Form	Price/ Book (%)	Price/ Tg Book (%)	Price/ TTM EPS (x)	Price/ Assets (%)	Tg Bk Prem/ Core Deps (%)
05/07/2003	Pending	Community Bank System Inc.	NY	Peoples Bankcorp, Inc.	NY	Thrift	28,768	11.22	0.17	1.56	0.00	NM	4.2	30.00	Cash	124.02	124.02	NM	14.55	4.64
01/14/2002	02/14/2003	Beacon Federal	NY	Salt City Hospitals FCU	NY	Thrift	8,488	6.27	0.06	0.94	NA	NA	NA	NA		NA	NA	NA	NA	NA
07/22/2002	01/17/2003	First Niagara Finl Group (MHC)	NY	Finger Lakes Bancorp, Inc.	NY	Thrift	387,818	9.57	0.75	7.35	NA	NA	67.1	20.00	Mixed	170.94	170.94	25.00	17.30	13.92
11/14/2001	05/09/2002	National Bank of Greece, SA		Yonkers Financial Corporation	NY	Thrift	571,093	7.46	0.70	10.12	0.10	362.68	69.6	29.00	Cash	151.75	151.75	16.20	12.19	9.07
09/04/2001	03/08/2002	Hudson River Bancorp	NY	Ambanc Holding Co., Inc.	NY	Thrift	711,095	10.86	0.62	5.67	0.45	201.31	99.8	21.50	Cash	125.44	137.20	25.60	14.03	6.78
06/25/2001	01/04/2002	Washington Mutual Inc.	WA	Dime Bancorp, Incorporated	NY	Thrift	27,050,041	6.35	1.28	18.84	NA	NA	5,167.5	NA	Mixed	300.77	428.45	30.24	19.10	33.54
03/27/2001	07/31/2001	New York Community Bancorp	NY	Richmond County Financial Corp.	NY	Thrift	3,213,063	9.81	1.21	12.43	0.34	171.84	779.3	27.74	Common	NM	NM	NM	NM	NM
11/24/2000	04/20/2001	Hudson River Bancorp	NY	Cohoes Bancorp Inc.	NY	Thrift	739,335	16.72	0.75	4.50	0.70	126.70	160.7	19.50	Cash	124.84	125.89	25.66	21.74	8.28
08/16/2000	03/30/2001	Berkshire Bancorp Inc.	NY	GSB Financial Corporation	NY	Thrift	186,866	15.73	0.88	5.51	0.00	0.00	41.8	20.87	Mixed	140.89	140.89	19.68	22.37	13.10
06/27/2000	11/30/2000	Queens County Bancorp Inc.	NY	Haven Bancorp, Inc.	NY	Thrift	2,965,912	3.46	0.01	0.39	0.25	237.06	186.5	19.24	Common	169.07	171.33	17.49	6.29	4.53
06/08/2000	11/10/2000	Troy Financial Corp.	NY	Catskill Financial Corporation	NY	Thrift	346,102	16.21	1.29	7.93	0.11	NA	89.9	23.00	Cash	153.23	153.23	18.55	25.98	17.09
02/21/2000	07/28/2000	TrustCo Bank Corp of NY	NY	Landmark Financial Corp.	NY	Thrift	26,024	7.52	0.31	3.88	0.10	NA	3.3	21.00	Cash	165.75	165.75	NM	12.68	7.05
02/17/2000	07/19/2000	Sound Federal Bancorp (MHC)	NY	Peekskill Financial Corporation	NY	Thrift	207,166	12.82	0.77	5.83	0.32	115.57	41.6	22.00	Cash	150.79	150.79	28.95	20.08	11.12
						Average:	2,803,213	10.31	0.68	6.53	0.24	173.59	559.3			161.59	174.57	23.04	16.94	11.74
						Median:	387,818	9.81	0.75	5.67	0.18	186.58	79.8			152.49	152.49	25.63	18.20	10.10

EXHIBIT IV-5
Flatbush Federal Savings & Loan Association
Director and Senior Management Summary Resumes

Flatbush Federal Savings & Loan Association
Director and Senior Management Summary Resumes

Anthony J. Monteverdi has been the President and Chief Executive Officer of Flatbush Federal since 1987 and the Chairman of the Board since 1993.

Jesus R. Adia is the Executive Vice President of Flatbush Federal, a position he has held since 1996.

D. John Antoniello is the President of Anbro Supply Co., an industrial supply company. Mr. Antoniello is the son of John F. Antoniello.

John F. Antoniello is retired. Prior to his retirement in 1988, Mr. Antoniello was President of Anbro Supply Co. Mr. Antoniello is the father of D. John Antoniello.

Patricia Ann McKinley has been the Vice President of TNS Intersearch, a market research company since January 2002. From January 2000 until September 2001, Ms. McKinley was the managing director of Digital Idea, a market research company. Prior to that, Ms. McKinley was a vice president with Grey Advertising.

Alfred S. Pantaleone is retired. Prior to his retirement in 1995, Mr. Pantaleone was the Deputy Executive Director of the New York City Board of Elections.

Anthony V. Rumolo has been self employed for the past 32 years as a pension and business consultant.

Charles J. Vorbach is the President of John L. Vorbach Co., Inc. an insurance brokerage and consulting business.

John S. Lotardo is the Chief Financial Officer and Controller of Flatbush Federal. Mr. Lotardo has been the principal accounting and financial officer of Flatbush Federal since 1996.

Source: Flatbush Federal's prospectus.

EXHIBIT IV-6
Flatbush Federal Savings & Loan Association
Pro Forma Regulatory Capital Ratios

EXHIBIT IV-6
Flatbush Federal Savings & Loan Association
Pro Forma Regulatory Capital Ratios

	Historical at March 31, 2003		Pro Forma at March 31, 2003, Based Upon the Sale of 699,125 Shares at Minimum of Offering Range		822,500 Shares at Midpoint of Offering Range		945,875 Shares at Maximum of Offering Range		1,087,756 Shares at Adjusted Maximum of Offering Range (1)	
	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)
					(Dollars in Thousands)					
GAAP capital	$ 8,389	5.99%	$11,000	7.71%	$11,868	8.27%	$12,737	8.82%	$13,736	9.45%
Tangible capital:										
Tangible capital	$ 8,389	5.99%	$11,000	7.71%	$11,868	8.27%	$12,737	8.82%	$13,736	9.45%
Requirement	2,101	1.50	2,140	1.50	2,153	1.50	2,166	1.50	2,181	1.50
Excess	$ 6,288	4.49%	$ 8,860	6.21%	$ 9,715	6.77%	$10,571	7.32%	$11,555	7.95%
Core capital:										
Core capital (3)	$ 8,389	5.99%	$11,000	7.71%	$11,868	8.27%	$12,737	8.82%	$13,736	9.45%
Requirement (4)	5,603	4.00	5,707	4.00	5,742	4.00	5,777	4.00	5,817	4.00
Excess	$ 2,786	1.99%	$ 5,293	3.71%	$ 6,126	4.27%	$ 6,960	4.82%	$ 7,919	5.45%
Risk-based capital:										
Risk-based capital (3)(5)	$ 8,478	15.17%	$11,089	19.66%	$11,957	21.13%	$12,826	22.60%	$13,825	24.27%
Requirement	4,471	8.00	4,513	8.00	4,527	8.00	4,541	8.00	4,557	8.00
Excess	$ 4,007	7.17%	$ 6,576	11.66%	$ 7,430	13.13%	$ 8,285	14.60%	$ 9,268	16.27%

(1) As adjusted to give effect to a 15% increase in the number of shares of common stock outstanding after the offering which could occur due to an increase in the maximum of the independent valuation as a result of regulatory considerations, demand for the shares, or changes in market conditions or general economic conditions following the commencement of the offering.

(2) Tangible capital levels are shown as a percentage of tangible assets. Core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(3) Pro forma capital levels assume that Flatbush Federal Bancorp, Inc. funds the recognition and retention plan with purchases in the open market of 4% of the shares of common stock sold in the offering at a price equal to the price for which the shares of common stock are sold in the offering, and that the employee stock ownership plan purchases 8% of the shares of common stock sold in the offering. See "Management" for a discussion of the recognition and retention plan and employee stock ownership plan.

(4) The current core capital requirement for savings associations that receive the highest supervisory rating for safety and soundness is 3% of total adjusted assets and 4% to 5% of total adjusted assets for all other savings associations. See "Supervision and Regulation—Federal Banking Regulation — Standards of Safety and Soundness"—Capital Requirements."

(5) Assumes net proceeds are invested in assets that carry a 20% risk-weighting equal to the average risk weighting.

Source: Flatbush Federal's prospectus.

EXHIBIT IV-7
Flatbush Federal Savings & Loan Association
Pro Forma Analysis Sheet – Fully-Converted Basis

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Flatbush Federal Savings & Loan Association
Prices as of June 13, 2003

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	New York Companies Mean	New York Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio		P/E	40.08 x	23.36x	22.73x	16.52x	14.97x	15.60x	14.46x
Price-book ratio	=	P/B	69.72%	95.10%	92.87%	183.52%	170.86%	144.62%	132.39%
Price-assets ratio	=	P/A	9.22%	21.43%	22.32%	19.49%	20.40%	14.93%	13.67%

Valuation Parameters

Pre-Conversion Earnings (Y)	$243,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Book Value (B)	$8,389,000	Cost of ESOP Borrowings (S	0.00% (4)
Pre-Conv. Tang. Book Value (B)	$8,389,000	ESOP Amortization (T)	10.00 years
Pre-Conversion Assets (A)	$140,073,000	RRP Amount (M)	4.00%
Reinvestment Rate (2)(R)	1.96%	RRP Vesting (N)	5.00 years (5)
Est. Conversion Expenses (3)(X)	4.50%	Percentage Sold (PCT)	100.00%
Tax rate (TAX)	45.00%	Share Tax (L)	$0

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y-L)}{1 - P/E * PCT * ((1-X-E-M-F)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$$ V= $14,000,000

2. $$V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$$ V= $14,000,000

3. $$V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$$ V= $14,000,000

Conclusion	Shares Sold to Public	Price Per Share	Gross Offering Proceeds	Total Shares Issued	Aggregate Market Value of Stock Issued
Minimum	1,487,500	8.00	$11,900,000	1,487,500	$11,900,000
Midpoint	1,750,000	8.00	14,000,000	1,750,000	14,000,000
Maximum	2,012,500	8.00	16,100,000	2,012,500	16,100,000
Supermaximum	2,314,375	8.00	18,515,000	2,314,375	18,515,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 3.57% and a tax rate of 45.0%.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 10 years and 5 years, respectively; amortizationexpenses tax effected at 45.0%.

EXHIBIT IV-8
Flatbush Federal Savings & Loan Association
Pro Forma Effect of Conversion Proceeds – Fully-Converted Basis

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Flatbush Federal Savings & Loan Association
At the Minimum

1.	Offering Proceeds	$11,900,000
	Less: Estimated Offering Expenses	535,500
	Net Conversion Proceeds	$11,364,500

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$11,364,500
Less: Investment in Fixed Assets	0
Less: Non-Cash Stock Purchases (1)	1,428,000
Net Proceeds Reinvested	$9,936,500
Estimated net incremental rate of return	1.96%
Earnings Increase	$195,103
Less: State share tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	52,360
Less: Recognition Plan Vesting (4)	52,360
Net Earnings Increase	$90,383

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2003 (reported)	$243,000	$90,383	$333,383
12 Months ended March 31, 2003 (core)	$228,000	$90,383	$318,383

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2003	$8,389,000	$9,936,500	$0	$18,325,500
	$8,389,000	$9,936,500	$0	$18,325,500

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2003	$140,073,000	$9,936,500	$0	$150,009,500

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 45.0% rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 45.0%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Flatbush Federal Savings & Loan Association
At the Midpoint

1.	Offering Proceeds	$14,000,000
	Less: Estimated Offering Expenses	630,000
	Net Conversion Proceeds	$13,370,000

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$13,370,000
	Less: Investment in Fixed Assets	0
	Less: Non-Cash Stock Purchases (1)	1,680,000
	Net Proceeds Reinvested	$11,690,000
	Estimated net incremental rate of return	1.96%
	Earnings Increase	$229,533
	Less: State share tax	0
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	61,600
	Less: Recognition Plan Vesting (4)	61,600
	Net Earnings Increase	$106,333

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2003 (reported)	$243,000	$106,333	$349,333
12 Months ended March 31, 2003 (core)	$228,000	$106,333	$334,333

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2003	$8,389,000	$11,690,000	$0	$20,079,000
March 31, 2003	$8,389,000	$11,690,000	$0	$20,079,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2003	$140,073,000	$11,690,000	$0	$151,763,000

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 45.0% rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 45.0%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Flatbush Federal Savings & Loan Association
At the Maximum

1.	Offering Proceeds	$16,100,000
	Less: Estimated Offering Expenses	724,500
	Net Conversion Proceeds	$15,375,500

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$15,375,500
Less: Investment in Fixed Assets	0
Less: Non-Cash Stock Purchases (1)	1,932,000
Net Proceeds Reinvested	$13,443,500
Estimated net incremental rate of return	1.96%
Earnings Increase	$263,963
Less: State share tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	70,840
Less: Recognition Plan Vesting (4)	70,840
Net Earnings Increase	$122,283

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2003 (reported)	$243,000	$122,283	$365,283
12 Months ended March 31, 2003 (core)	$228,000	$122,283	$350,283

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2003	$8,389,000	$13,443,500	$0	$21,832,500
March 31, 2003	$8,389,000	$13,443,500	$0	$21,832,500

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2003	$140,073,000	$13,443,500	$0	$153,516,500

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 45.0% rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 45.0%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Flatbush Federal Savings & Loan Association
At the Supermaximum Value

1.	Offering Proceeds	$18,515,000
	Less: Estimated Offering Expenses	833,175
	Net Conversion Proceeds	$17,681,825

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$17,681,825
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	2,221,800
Net Proceeds Reinvested	$15,460,025
Estimated net incremental rate of return	1.96%
Earnings Increase	$303,558
Less: State share tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	81,466
Less: Recognition Plan Vesting (4)	81,466
Net Earnings Increase	$140,626

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2003 (reported)	$243,000	$140,626	$383,626
12 Months ended March 31, 2003 (core)	$228,000	$140,626	$368,626

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2003	$8,389,000	$15,460,025	$0	$23,849,025
0	$8,389,000	$15,460,025	$0	$23,849,025

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2003	$140,073,000	$15,460,025	$0	$155,533,025

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 45.0% rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 45.0%.

EXHIBIT IV-9
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2003

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ALLB	Alliance Bank MHC of PA (20.0)	975	39	-13	0	1,001	3,441	0.29
BCSB	BCSB Bankcorp MHC of MD (36.0)	2,420	-660	224	0	1,984	5,874	0.34
GOV	Gouverneur Bcp MHC of NY(42.4)	634	-99	34	0	569	2,278	0.25
GCBC	Green Co Bcrp MHC of NY (43.0)	2,159	-19	6	0	2,146	2,034	1.06
JXSB	Jcksnville Bcp MHC of IL(45.6)	906	-504	171	0	573	1,921	0.30
ONFC	Oneida Fincl MHC of NY (45.7)	3,448	-1,018	346	0	2,776	4,907	0.57
PBHC	Pathfinder BC MHC of NY (39.1)(2)	1,700	-818	278	0	1,160	2,442	0.48
ROME	Rome Bncp Inc MHC of NY (41.6)	2,545	-173	59	0	2,431	2,866	0.85
SKBO	Skibo Fin Corp MHC of PA(39.8)(1)	331	0	0	0	331	3,151	0.11
WCFB	Wbstr Cty Fed MHC of IA (38.5)	1,393	9	-3	0	1,399	1,888	0.74

(1) Financial information is for the quarter ending December 31, 2002.
(2) Financial information is for the quarter ending September 30, 2002.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-10
Flatbush Federal Savings & Loan Association
Pro Forma Analysis Sheet – Minority Stock Offering

EXHIBIT IV-10
PRO FORMA ANALYSIS SHEET
Flatbush Federal Savings & Loan Association
Prices as of June 13, 2003 2002

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	New York Companies Mean	New York Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio		P/E	49.50 x	24.48x	22.64x	16.52x	14.97x	15.60x	14.46x
Price-book ratio	=	P/B	104.72%	197.35%	181.96%	183.52%	170.86%	144.62%	132.39%
Price-assets ratio	=	P/A	9.65%	24.37%	25.10%	19.49%	20.40%	14.93%	13.67%

Valuation Parameters

Pre-Conversion Earnings (Y)(2)	$241,000	ESOP Stock Purchases (E)	8.00% (6)
Pre-Conversion Book Value (B)(3)	$8,289,000	Cost of ESOP Borrowings (S)	0.00% (7)
Pre-Conv. Tang. Book Value (B)(3)	$8,289,000	ESOP Amortization (T)	10.00 years
Pre-Conversion Assets (A)(3)	$139,973,000	RRP Amount (M)	4.00%
Reinvestment Rate (4)(R)	1.96%	RRP Vesting (N)	5.00 years (6)
Est. Conversion Expenses (5)(X)	10.81%	Percentage Sold (PCT)	47.00%
Tax rate (TAX)	45.00%	Shares Tax (L)	$0

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y-L)}{1 - P/E * PCT * ((1-X-E-M-F)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $14,000,000

2. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $14,000,000

3. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $14,000,000

Conclusion	Shares Issued to MHC	Shares Sold to Public	Price Per Share	Gross Offering Proceeds
Minimum	788,375	699,125	8.00	$5,593,000
Midpoint	927,500	822,500	8.00	6,580,000
Maximum	1,066,625	945,875	8.00	7,567,000
Supermaximum	1,226,618	1,087,757	8.00	8,702,055

(1) Pricing ratios shown reflect the midpoint value.
(2) Adjusted for loss of income earned on $100,000 used for capitalization of the MHC.
(3) Excludes $1000,000 of funds used for capitalizing the MHC.
(4) Net return reflects a reinvestment rate of 3.57% and a tax rate of 45.0%.
(5) Offering expenses shown at estimated midpoint value.
(6) ESOP and MRP amortize over 10 years and 5 years, respectively; amortizationexpenses tax effected at 45.0%.
(7) No cost is applicable since holding company will fund the ESOP loan.

EXHIBIT IV-11
Flatbush Federal Savings & Loan Association
Pro Forma Effect of Conversion Proceeds – Minority Stock Offering

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Flatbush Federal Savings & Loan Association
At the Minimum

1.	Offering Proceeds	$5,593,000
	Less: Estimated Offering Expenses	711,000
	Net Conversion Proceeds	$4,882,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$4,882,000
Less: Investment in Fixed Assets	0
Less: Non-Cash Stock Purchases (1)	671,160
Net Proceeds Reinvested	$4,210,840
Estimated net incremental rate of return	1.96%
Earnings Increase	$82,680
Less: State Share Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	24,609
Less: Recognition Plan Vesting (4)	24,609
Net Earnings Increase	$33,461

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2003 (reported)	$241,000	$33,461	$274,461
12 Months ended March 31, 2003 (core)	$226,000	$33,461	$259,461

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2003	$8,289,000	$4,210,840	$0	$12,499,840
March 31, 2003 (Tangible)	$8,289,000	$4,210,840	$0	$12,499,840

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2003	$139,973,000	$4,210,840	$0	$144,183,840

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 45.0% rate.
(4) MRP is amortized over 5 years and amortization expense is tax effected at a 45.0% rate.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Flatbush Federal Savings & Loan Association
At the Midpoint

1.	Offering Proceeds	$6,580,000
	Less: Estimated Offering Expenses	711,000
	Net Conversion Proceeds	$5,869,000

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$5,869,000
	Less: Investment in Fixed Assets	0
	Less: Non-Cash Stock Purchases (1)	789,600
	Net Proceeds Reinvested	$5,079,400
	Estimated net incremental rate of return	1.96%
	Earnings Increase	$99,734
	Less: State Share Tax	0
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	28,952
	Less: Recognition Plan Vesting (4)	28,952
	Net Earnings Increase	$41,830

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended March 31, 2003 (reported)	$241,000	$41,830	$282,830
	12 Months ended March 31, 2003 (core)	$226,000	$41,830	$267,830

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	March 31, 2003	$8,289,000	$5,079,400	$0	$13,368,400
	March 31, 2003 (Tangible)	$8,289,000	$5,079,400	$0	$13,368,400

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	March 31, 2003	$139,973,000	$5,079,400	$0	$145,052,400

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 45.0% rate.
(4) MRP is amortized over 5 years and amortization expense is tax effected at a 45.0% rate.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Flatbush Federal Savings & Loan Association
At the Maximum

1.	Offering Proceeds	$7,567,000
	Less: Estimated Offering Expenses	711,000
	Net Conversion Proceeds	$6,856,000

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$6,856,000
	Less: Investment in Fixed Assets	0
	Less: Non-Cash Stock Purchases (1)	908,040
	Net Proceeds Reinvested	$5,947,960
	Estimated net incremental rate of return	1.96%
	Earnings Increase	$116,788
	Less: State Share Tax	0
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	33,295
	Less: Recognition Plan Vesting (4)	33,295
	Net Earnings Increase	$50,199

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended March 31, 2003 (reported)	$241,000	$50,199	$291,199
	12 Months ended March 31, 2003 (core)	$226,000	$50,199	$276,199

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	March 31, 2003	$8,289,000	$5,947,960	$0	$14,236,960
	March 31, 2003 (Tangible)	$8,289,000	$5,947,960	$0	$14,236,960

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	March 31, 2003	$139,973,000	$5,947,960	$0	$145,920,960

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 45.0% rate.
(4) MRP is amortized over 5 years and amortization expense is tax effected at a 45.0% rate.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Flatbush Federal Savings & Loan Association
At the Supermaximum Value

1. Offering Proceeds — $8,702,055
   Less: Estimated Offering Expenses — 711,000
   Net Conversion Proceeds — $7,991,055

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$7,991,055
Less: Investment in Fixed Assets	0
Less: Non-Cash Stock Purchases (1)	1,044,247
Net Proceeds Reinvested	$6,946,808
Estimated net incremental rate of return	1.96%
Earnings Increase	$136,401
Less: State Share Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	38,289
Less: Recognition Plan Vesting (4)	38,289
Net Earnings Increase	$59,822

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2003 (reported)	$241,000	$59,822	$300,822
12 Months ended March 31, 2003 (core)	$226,000	$59,822	$285,822

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2003	$8,289,000	$6,946,808	$0	$15,235,808
March 31, 2003 (Tangible)	$8,289,000	$6,946,808	$0	$15,235,808

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2003	$139,973,000	$6,946,808	$0	$146,919,808

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 10 years, amortization expense is tax-effected at a 45.0% rate.
(4) MRP is amortized over 5 years and amortization expense is tax effected at a 45.0% rate.

EXHIBIT V-1
RP Financial, LC.
Firm Qualifications Statement

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP Financial's consulting services are aided by its in-house data bases resources and proprietary valuation and financial simulation models.

RP Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (22)
- William E. Pommerening, Managing Director (18)
- Gregory E. Dunn, Senior Vice President (20)
- James P. Hennessey, Senior Vice President (17)
- James J. Oren, Senior Vice President (15)

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Website: www.rpfinancial.com